FR/AJ/560/2008

08005449

SEC file: 82-5036

Płock, 13 October 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

SEC Mail Proc
OCT 16 2008
Washington, DC
111

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 75/2008 to 88/2008;
- PKN ORLEN S.A. Consolidated Financial Statements for the half year period ended 30 June 2008 prepared in accordance with International Financial Reporting Standards together with an Independent Auditor's Review Report
- PKN ORLEN S.A. Unconsolidated Abbreviated Financial Statements for the half year period ended 30 June 2008 together with an Independent Auditor's Review Report.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
OCT 2 2 2008
THOMSON REUTERS

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

dw 10/17

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:53 08-Sep-08
Number	9711C15

RNS Number : 9711C
Polski Koncern Naftowy Orlen S.A.
08 September 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 75/2008 dated 8 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 September 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN059300908; value of the bond issue PLN 100 000 000 composed of 1 000 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 8 September 2008
- Redemption date: 30 September 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 620.70.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
82-5036

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:56 08-Sep-08
Number	9712C15

RNS Number : 9712C
Polski Koncern Naftowy Orlen S.A.
08 September 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 76/2008 dated 8 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 September 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN060081008; value of the bond issue EUR 25 000 000 (i.e. PLN 86 685 000 based on EUR/PLN average exchange rate as of 8 September 2008, stated by National Bank of Poland), composed of 1 000 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 86 685 based on EUR/PLN average exchange rate as of 8 September 2008, stated by National Bank of Poland).
- Date of issue: 8 September 2008

- Redemption date: 8 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 906.40 (i.e. PLN 86 360.45 based on EUR/PLN average exchange rate as of 8 September 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:54 11-Sep-08
Number	2656D15

RNS Number : 2656D
Polski Koncern Naftowy Orlen S.A.
11 September 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 77/2008 dated 11 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 11 September 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

Financial resources provided by the bond issue, purchased by Anwil, are the tools for managing short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN062131008; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.

- Date of issue: 11 September 2008
- Redemption date: 13 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 447.50.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN
SEC File
82-5036

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:57 15-Sep-08
Number	4706D15

RNS Number : 4706D
Polski Koncern Naftowy Orlen S.A.
15 September 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 78/2008 dated 15 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 15 September 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

Financial resources provided by the bond issue, purchased by ORLEN Deutschland, are the tools for managing short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN063220908; value of the bond issue EUR 30 000 000 (i.e. PLN 100 854 000 based on EUR/PLN average exchange rate as of 15 September 2008, stated by National Bank of Poland), composed of 1 200 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 84 045 based on EUR/PLN average exchange rate as of 15 September 2008, stated by National Bank of Poland).
- Date of issue: 15 September 2008
- Redemption date: 22 September 2008

PKN ORLEN SA
SEC File
82-5036

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 978.62 (i.e. PLN 83 973.12 based on EUR/PLN average exchange rate as of 15 September 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Mr.Heydel resigned from CEO
Released	08:46 18-Sep-08
Number	7237D08

RNS Number : 7237D
Polski Koncern Naftowy Orlen S.A.
18 September 2008

Mr. Wojciech Heydel has resigned from his position as President of the PKN ORLEN Management Board
Regulatory announcement no 79/2008 dated 18 September 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that, on 18 September 2008, Mr. Wojciech Heydel submitted his resignation from the position of President of the PKN ORLEN Management Board. The resignation was submitted to Chairman of the Supervisory Board. Mr. Wojciech Heydel indicated that his resignation was driven by the superior interest of the Company as the current formula for co-operation within the framework of Management Board has been exhausted.

The Supervisory Board expressed its thanks to Mr. Wojciech Heydel for his input and work on Company's development during the past four years. From 1 November 2004 till 6 June 2008 Mr. Wojciech Heydel held the position of Vice President of Management Board for sales. From 28 February 2008 till 6 June 2008 he was Acting President of PKN ORLEN Management Board.

Mr. Wojciech Heydel has held the position of President of the PKN ORLEN Management Board since 7 June 2008.

See also: regulatory announcement no 27/2008 dated 29 April 2008.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21, and § 27 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
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82-5036

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Mr.Krawiec appointed for CEO
Released	08:51 18-Sep-08
Number	7240D08

RNS Number : 7240D
Polski Koncern Naftowy Orlen S.A.
18 September 2008

Mr. Dariusz Jacek Krawiec has been appointed for the position of Chief Executive Officer of PKN ORLEN
Regulatory announcement no 80/2008 dated 18 September 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that the Supervisory Board of PKN ORLEN, following its meeting on 18 September 2008, has appointed Mr. Dariusz Jacek Krawiec to the position of the President of the Management Board of PKN ORLEN effective from today.

Mr. Dariusz Jacek Krawiec

EDUCATION

In 1992 Graduated from the Poznan University of Economics, faculty Economics and Organisation of the Foreign Trade.

PROFESSIONAL CAREER:

In 1992 Bank PEKAO S.A.
In 1993 Ernst & Young S.A., Consultant in the Management Consulting Department
In 1993 - 1997 Price Waterhouse Sp. z o.o., assistant, senior assistant, manager assistant and Manager in Corporate Finance Department
In 1997 - 2002 Nomura International plc Londyn - Investment Banking, responsible for the Polish market
In 1998 - 2002 Impexmetal S.A., President of the Management Board and General Director
In 2002 Elektrim S.A., President of the Management Board
In 2003 - 2004 Sindicatum Ltd London, Managing Director
From 2006 till 25 March 2008, Action S.A., President of the Management Board

PKN ORLEN SA
SEC File
82-5036

In February 2008 participant in the PKN ORLEN Management Board Members' competition for a new term of office
From 7 June 2008 till today PKN ORLEN, Vice President of the Management Board.

Mr. Dariusz Jacek Krawiec was the Chairman of the Supervisory Boards of the following companies: Huta Aluminium "Konin" S.A., Metalexfrance S.A. Paryż, S and I S.A. Lozanna, cemarket.com S.A. and the Member of the Supervisory Boards of the following companies: Impexmetal S.A., Elektrim S.A., PTC Sp. z o.o. (ERA GSM), Elektrim Telekomunikacja Sp. z o.o., Elektrim Magadex S.A., Elektrim Volt S.A. and PTE AIG.

Mr. Dariusz Jacek Krawiec has declared that upon joining the Management Board of PKN ORLEN as its President, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company.

Mr. Dariusz Jacek Krawiec is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

See also: regulatory announcement no 33/2008 dated 15 May 2008.

This announcement has been prepared pursuant to par. 5 section 1 subsection 22, and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Conditional sale of Petrotel
Released	15:56 22-Sep-08
Number	0069E15

RNS Number : 0069E
Polski Koncern Naftowy Orlen S.A.
22 September 2008

PKN ORLEN has signed a conditional agreement with Telefonia Dialog regarding the sale of shares in Petrotel
Regulatory announcement no 81/2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 22 September 2008 it signed an agreement ("Agreement") with Telefonia Dialog a joint stock company headquartered in Wroclaw, Poland ("Telefonia Dialog"). The agreement was signed regarding the conditional sale of shares in Petrotel Sp. z o.o., headquartered in Plock, Poland ("Petrotel").

As a result of signing the Agreement PKN ORLEN will dispose of 6 150 shares in Petrotel, with a nominal value of PLN 1 000 for each share ("Dispose shares") and a total nominal value of PLN 6 150 000. The Dispose shares represent 75% of the registered capital of Petrotel and 75% of the votes at the Shareholders' General Meeting of Petrotel. The price for the Dispose shares amounts to PLN 32 410 500.

The Dispose shares will be transferred to Telefonia Dialog on condition that Petrotel's other Shareholders will not use their pre-emption right to purchase the Dispose shares, in accordance with the provisions of Petrotel's statute and payment of the full amount of the Dispose shares' price. The decision of other Shareholders in Petrotel regarding whether or not they will exercise their pre-emption right to purchase the Dispose Shares should be known in around 3 weeks from the day of the signing the Agreement.

The registered capital of Petrotel amounts to PLN 8 200 000 and is divided into 8 200 equal and indivisible shares with a nominal value of PLN 1 000 for each share. The book value of the Dispose shares in PKN ORLEN's accounts, as at 30 June 2008, amounted to PLN 6 150 000.

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN will not have any shares in the registered capital of Petrotel once the transaction is closed.

The main business activity of Petrotel is providing a range of services in fixed-line telephony, Internet, tele-technical services and the sale of equipment.

The main business activities of Telefonia Dialog are providing services in traditional fixed-line telephony, access to the Internet and the sale of multimedia services. KGHM Polska Miedz, a joint stock company, is 100% owner of Telefonia Dialog.

Except in respect of the execution of the Agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN's managing or supervisory persons, and Telefonia Dialog.

As the Disposed Shares represent 75% of the registered capital of Petrotel, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

This announcement has been prepared pursuant to par. 5 section 1 subsection 1 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:00 23-Sep-08
Number	1168E16

RNS Number : 1168E
Polski Koncern Naftowy Orlen S.A.
23 September 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 82/2008 dated 23 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 23 September 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

Financial resources provided by the bond issue, purchased by Anwil, are the tools for managing liquidity in short term.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN064231008; value of the bond issue PLN 30 000 000 composed of 300 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 23 September 2008
- Redemption date: 23 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 472.80.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1

subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Interim Results 2008-consolidated
Released	07:12 25-Sep-08
Number	2732E07

RNS Number : 2732E
Polski Koncern Naftowy Orlen S.A.
25 September 2008

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first half 2008. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2732E_-2008-9-25.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

This information is provided by RNS
The company news service from the London Stock Exchange

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KPMG Audyt Sp. z o.o.
ul. Chlodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. CAPITAL GROUP FOR THE PERIOD FROM 1 JANUARY 2008 TO 30 JUNE 2008

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying interim consolidated financial statements of PKN ORLEN S.A. Capital Group, with its registered office in Płock, 7 Chemików Street, that consist of the consolidated balance sheet as at 30 June 2008, with total assets and total liabilities and shareholders' equity of PLN 48,152,549 thousand, the consolidated income statement for the period from 1 January 2008 to 30 June 2008 with a net profit of PLN 2,414,239 thousand, the statement of changes in consolidated equity for the period from 1 January 2008 to 30 June 2008 with an increase in equity of PLN 886,098 thousand, the consolidated statement of cash flows for the period from 1 January 2008 to 30 June 2008 with a net decrease in cash and cash equivalents amounting to PLN 108,742 thousand, and explanatory notes.

Management of the Parent Company is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these interim consolidated financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures.

A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion to the accompanying interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 30 June 2008, and its financial performance and its cash flows for the period from 1 January 2008 to 30 June 2008 in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Without qualifications our conclusion to the accompanying interim consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following matters:

As disclosed in note no. 37d of the accompanying interim consolidated financial statements, Rafineria Trzebinia S.A. is currently subject to tax control proceedings by the Director of the Tax Control Office in Kraków. The control proceedings concern the reliability of the stated tax bases and accuracy of the calculation and settlement of excise tax and value added tax for 2003 and the period January – April 2004. On 3 July 2008, Rafineria Trzebinia S.A. received a report prepared by a tax control inspector from the Tax Control Office in Kraków ("TCO") concerning the tax control carried out by the Office with respect to Rafineria Trzebinia S.A. in relation to the reliability of the tax accounts for the period 4 November – 31 December 2003. The TCO concluded that excise tax settlements for the period 4 November – 31 December 2003 are not reliable due to understatement of excise tax by approximately PLN 72 million (excluding interest). Furthermore, on 23 July 2008 Rafineria Trzebinia S.A. received a report of the TCO concerning the reliability of the tax accounts for the period January – April 2004. The TCO concluded that excise tax settlements for the period January – April 2004 are not reliable due to the understatement of excise tax by a total amount of approximately PLN 126 million (excluding interest). Rafineria Trzebinia S.A. raised objections and provided additional explanations to both reports and the final outcome of the proceedings is unknown.

In addition, Rafineria Trzebinia S.A. received decisions from the tax authorities claiming outstanding excise tax liabilities for the period May-August and September 2004 for a total amount of approximately PLN 100 million, plus interest accrued on tax arrears. Appeal proceedings are currently in progress with respect to these decisions and the final outcome of the proceedings is unknown.

There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. According to the assessment of the Management Board of PKN ORLEN S.A. there is high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. In the accompanying interim consolidated financial statements for the period from 1 January 2008 to 30 June 2008 PKN ORLEN S.A. Capital Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 23 September 2008

PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Consolidated financial statements of Polski Koncern Naftowy ORLEN Spółka Akcyjna Capital Group for the half year period ended 30 June 2008

Prepared in accordance with International Financial Reporting Standards together with an independent auditor's review report

POLISH FINANCIAL SUPERVISION AUTHORITY

Condensed half-year report PSr 2008
(year)

(in accordance with § 86 section 2 and § 87 section 4 of the Minister of Finance Regulation of 19 October 2005 – Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the half of the reporting year 2008 that is for the period from 1 January 2008 to 30 June 2008 which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 25 September 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)		**CHEMICAL (che)** (industrial sector in line with classification of Warsaw Stock Exchange)
09-411 (zip code)		**PŁOCK** (location)
CHEMIKÓW (street)		**7** (number)
48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

KPMG AUDYT Sp. z o.o.
(entity authorized to conduct audit)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I half of 2008	I half of 2007	I half of 2008	I half of 2007
Data in respect of consolidated financial statements				
I. Total sales revenues	40 028 169	29 626 521	11 510 286	8 519 243
II. Profit from operations	2 211 396	1 666 479	635 897	479 204
III. Profit before tax	2 928 176	1 724 782	842 011	495 969
IV. Net profit attributable to equity holders of the parent	2 366 868	1 184 928	680 604	340 732
V. Net profit	2 414 239	1 354 955	694 226	389 624
VI. Net cash provided by operating activities	2 267 742	1 908 637	652 099	548 837
VII. Net cash (used in) investing activities	(1 255 278)	(1 421 476)	(360 960)	(408 752)
VIII. Net cash (used in) financing activities	(1 121 206)	(583 268)	(322 408)	(167 721)
IX. Net change in cash and cash equivalents	(108 742)	(96 107)	(31 269)	(27 636)
	as of 30 June 2008	as of 31 December 2007	as of 30 June 2008	as of 31 December 2007
X. Non-current assets	26 257 376	26 782 944	7 828 208	7 984 898
XI. Current assets	21 895 173	19 366 488	6 527 689	5 773 802
XII. Total assets	48 152 549	46 149 432	14 355 897	13 758 700
XIII. Long-term liabilities	10 473 575	11 091 402	3 122 525	3 306 721
XIV. Short-term liabilities	14 173 509	12 438 663	4 225 600	3 708 384
XV. Equity	23 505 465	22 619 367	7 007 771	6 743 595
XVI. Share capital *	1 057 635	1 057 635	315 317	315 317
XVII. Equity attributable to equity holders of the parent	20 928 061	19 981 942	6 239 360	5 957 290
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	54,96	52,88	16,38	15,77

* Share capital after revaluation in accordance with IAS 29

The above data for the I half year periods of 2008 and 2007 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities – by the average exchange rate published by the National Bank of Poland as of 30 June 2008 – 3.3542 PLN / EUR;
- specific items of income statement and statement of cash flows – by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 June 2008) – 3.4776 PLN / EUR.

(all amounts in PLN thousand)

	Note	30 June 2008 (unaudited)	31 December 2007
ASSETS			
Non-current assets			
Property, plant and equipment	5	24 343 331	24 833 925
Intangible assets	7	512 497	530 970
Goodwill	8	131 360	132 465
Long-term financial assets	9	68 220	62 322
Investments in associates	10	706 150	700 331
Loans granted		16 899	18 194
Deferred tax asset		201 412	233 219
Investment property	6	70 978	69 076
Perpetual usufruct of land		97 270	91 430
Other non-current assets	12	109 259	111 012
Total non-current assets		**26 257 376**	**26 782 944**
Current assets			
Inventory	13	11 788 530	10 365 409
Trade and other receivables	14	8 218 604	6 884 455
Income tax receivables		51 862	115 381
Short-term financial assets	15	280 463	167 957
Short-term prepayments	16	142 182	146 892
Cash and cash equivalents	17	1 389 376	1 498 232
Non-current assets classified as held for sale	18	26 156	188 162
Total current assets		**21 895 173**	**19 366 488**
Total assets		**48 152 549**	**46 149 432**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	25	534 636	534 636
Share capital revaluation adjustment	25	522 999	522 999
Share capital*		**1 057 635**	**1 057 635**
Nominal share premium	25	1 058 450	1 058 450
Share premium revaluation adjustment	25	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve	25	**(11 316)**	83 302
Foreign exchange differences on subsidiaries from consolidation	25	**(1 960 355)**	(1 327 936)
Retained earnings:	25	**20 614 844**	**18 941 688**
incl. net profit atributable to equity holders of the parent		2 366 868	2 412 409
Total equity (attributed to equity holders of the parent)		**20 928 061**	**19 981 942**
Minority interest	26	2 577 404	2 637 425
incl. net profit atributable to minority interest		47 371	68 017
Total equity		**23 505 465**	**22 619 367**
incl. net profit		2 414 239	2 480 428
Long-term liabilities			
Interest-bearing loans and borrowings	19	8 011 120	8 602 721
Provisions	20	762 571	799 266
Deferred tax liabilities		1 542 160	1 548 835
Other long-term liabilities	21	157 724	140 580
Total long-term liabilities		**10 473 575**	**11 091 402**
Short-term liabilities			
Trade and other liabilities and accrued expenses	22	11 677 304	9 181 243
Provisions	20	694 815	723 152
Income tax liabilities		121 585	39 389
Interest-bearing loans and borrowings	19	872 546	1 719 223
Deferred income	23	78 439	60 683
Other short-term financial liabilities	24	728 820	714 973
Total short-term liabilities		**14 173 509**	**12 438 663**
Total liabilities and shareholders' equity		**48 152 549**	**46 149 432**

* Share capital after revaluation in accordance with IAS 29

(all amounts in PLN thousand)

	Note	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Operating activities			
Net sale revenues			
Sales of finished goods		39 469 797	29 420 065
Excise tax and other charges		(8 229 513)	(7 224 296)
Revenues from sale of finished goods, net		31 240 284	22 195 769
Sales of merchandise and raw materials		9 843 870	8 651 354
Excise tax and other charges		(1 055 985)	(1 220 602)
Revenues from sale of merchandise and raw materials, net		8 787 885	7 430 752
Total sales revenues		**40 028 169**	**29 626 521**
Cost of finished goods sold	30	(27 299 199)	(18 680 367)
Cost of merchandise and raw materials sold		(8 310 802)	(6 769 176)
Cost of finished goods, merchandise and raw materials sold		(35 610 001)	(25 449 543)
Gross profit on sales		**4 418 168**	**4 176 978**
Distribution expenses		(1 618 738)	(1 526 527)
General and administrative expenses		(681 461)	(766 612)
Other operating revenues	31	313 375	209 710
Other operating expenses	31	(219 948)	(427 070)
Profit from operations		**2 211 396**	**1 666 479**
Financial revenues	32	1 030 860	301 352
Financial expenses	32	(465 850)	(366 681)
Net financial revenues and expenses		**565 010**	**(65 329)**
Share in profit from investments accounted for under equity method *		151 770	123 632
Profit before tax		**2 928 176**	**1 724 782**
Corporate income tax	33	(513 937)	(369 827)
Net profit		**2 414 239**	**1 354 955**
incl.			
Minority interest		47 371	170 027
Net profit attributable to equity holders of the parent		**2 366 868**	**1 184 928**

* incl. share in profit of Polkomtel S.A. in the amount of PLN 151,627 thousand in the 6 month period ended 30 June 2008 and PLN 123,800 thousand in the 6 month period ended 30 June 2007

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Cash flows - operating activities			
Net profit		**2 414 239**	**1 354 955**
Adjustments for:			
Share in profit from investments accounted for under equity method *		(151 770)	(123 632)
Depreciation		1 194 231	1 201 256
(Profit) from exchange rate differences, net		(533 370)	(181 519)
Interest and dividend, net		234 695	241 459
Loss/(Profit) on investing activities		(43 693)	75 073
(Increase) in receivables	27	(1 457 239)	(663 227)
(Increase) in inventories	27	(1 597 715)	(1 286 584)
Increase in liabilities and accrued expenses	27	2 111 251	1 123 398
(Decrease) in provisions	27	(27 554)	(60 252)
Income tax expense		513 937	369 827
Income tax paid		(297 184)	(140 314)
Other adjustments		(92 086)	(1 803)
Net cash provided by operating activities		**2 267 742**	**1 908 637**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(1 567 119)	(1 427 602)
Proceeds from the sale of property, plant and equipment and intangible assets		52 320	59 922
Proceeds from the sale of shares **		166 360	6 775
Acquisition of shares ***		(1 768)	(488 868)
Acquisition of short-term securities		-	(11 349)
Proceeds from the sale of short-term securities		-	251 142
Interest and dividends received		102 576	199 563
Loans repaid		810	(16 613)
Other		(8 457)	5 554
Net cash (used in) investing activities		**(1 255 278)**	**(1 421 476)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		2 695 984	2 974 107
Debt securitities issued		332 561	750 000
Repayment of long and short-term borrowings and loans		(3 255 581)	(3 891 939)
Repurchase of debt securities		(636 680)	(88 843)
Interest paid		(239 787)	(314 623)
Other		(17 703)	(11 970)
Net cash (used in) by financing activities		**(1 121 206)**	**(583 268)**
Net change in cash and cash equivalents		**(108 742)**	**(96 107)**
Effect of exchange rate changes		(114)	(628)
Cash and cash equivalents, beginning of the period		**1 498 232**	**2 351 320**
Cash and cash equivalents, end of the period	17	**1 389 376**	**2 254 585**
incl. cash and cash equivalents not available for use		61 592	24 709

* incl. share in profit of Polkomtel S.A. in the amount of PLN 151,627 thousand in the 6 month period ended 30 June 2008 and PLN 123,800 thousand in the 6 month period ended 30 June 2007
** including in the 6 month period ended 30 June 2008 sale of shares in AGROBOHEMIE a.s. and Synthesia a.s. in amount of PLN 164,910 thousand
*** including in the 6 month period ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Equity attributable to equity holders of the parent						
	Share capital and share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Total	Minority interest	Total equity
1 January 2008	**2 284 888**	**83 302**	**(1 327 936)**	**18 941 688**	**19 981 942**	**2 637 425**	**22 619 367**
Profit (loss) due to valuation of hedging instruments (incl. deferred tax)	-	(27 451)	25 598	-	(1 853)	-	(1 853)
Foreign exchange differences on consolidation	-	-	(658 017)	(824)	(658 841)	84 588	(574 253)
Net revenues/(expenses) recognized directly in equity	-	**(27 451)**	**(632 419)**	**(824)**	**(660 694)**	**84 588**	**(576 106)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(67 167)	-	-	(67 167)	-	(67 167)
Net profit	-	-	-	2 366 868	2 366 868	47 371	2 414 239
Total revenues/(expenses) for the period	-	**(94 618)**	**(632 419)**	**2 366 044**	**1 639 007**	**131 959**	**1 770 966**
Change in minority interest's share in equity	-	-	-	-	-	(157)	(157)
Dividends	-	-	-	(692 888)	(692 888)	(191 823)	(884 711)
30 June 2008 (unaudited)	**2 284 888**	**(11 316)**	**(1 960 355)**	**20 614 844**	**20 928 061**	**2 677 404**	**23 505 465**

	Share capital and share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Total	Minority interest	Total equity
1 January 2007	**2 284 888**	**8 506**	**22 003**	**16 535 543**	**18 850 940**	**2 731 623**	**21 582 563**
Profit (loss) due to valuation of hedging instruments (incl. deferred tax)	-	60 471	-	-	60 471	-	60 471
Foreign exchange differences on consolidation		-	(534 282)	-	(534 282)	(136 782)	(671 064)
Net revenues/(expenses) recognized directly in equity	-	**60 471**	**(534 282)**	-	**(473 811)**	**(136 782)**	**(610 593)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(12 504)	-	-	(12 504)	-	(12 504)
Net profit	-	-	-	1 184 928	1 184 928	170 027	1 354 955
Total revenues/(expenses) for the period	-	**47 967**	**(534 282)**	**1 184 928**	**698 613**	**33 245**	**731 858**
Change in minority interest's share in equity	-	-	-	11 655	11 655	(11 655)	-
Dividends	-	-	-	-	-	(50 179)	(50 179)
30 June 2007 (unaudited)	**2 284 888**	**56 473**	**(512 279)**	**17 732 126**	**19 561 208**	**2 703 034**	**22 264 242**

The accompanying notes are an integral part of these consolidated financial statements

Contents of additional notes to consolidated financial statements for the I half of 2008

1. Principle activity of the Group, composition of the Management Board and the Supervisory Board of the Parent

The Parent Company of Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Parent Company's activity includes:
- Processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products;
- Domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods;
- Research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, by water and by pipeline;
- Storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations;
- Services connected to the principal activity, especially: land and sea reloading as well as refining of gas and oil including ethylization, dyeing and blending of components;
- Purchase, trade and processing of used lubricant oils and other chemical waste;
- Manufacturing, transportation and trade in electrical and heating energy;
- Overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation;
- Operation of petrol stations, bars, restaurants and hotels;
- Capital investment activities, in particular: purchasing and trade in shares and stakes in domestic and foreign trade;
- Providing services in respect of the clearance of electronic fuel cards;
- Crude oil exploration;
- Natural gas exploration.

The Capital Group consists among others of:
- The Capital Group of UNIPETROL a.s., operating in chemical sector in the Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production;
- The Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group") operating in refinery sector in the Lithuanian Republic, concentrating on activities related to crude oil processing, fuels and oil-derivatives distribution;
- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin;
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, oils and re-processing of used oils;
- The Capital Group of Anwil S.A., the major client for ethylene from the Parent Company, producing mainly nitric fertilizers and PVC;
- ORLEN Asfalt Sp. z o.o., producing and processing of crude oil refining products;
- ORLEN Deutschland AG, concentrated on liquid fuels trading in Germany;
- Inowrocławskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels;
- The Capital Group of SHIP-SERVICE S.A., ship servicing in sea harbors, loading and storing of goods;
- ORLEN Upstream Sp. z o.o., concentrated on obtaining the access to the crude oil resources;
- The Capital Group of ORLEN Holding Malta, providing PKN ORLEN Group with insurance services in the area of property insurance;
- Companies engaged in trading and distribution of oil products.

(all amounts in PLN thousand)

The Parent Company jointly controls:
- The Capital Group of Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins;
- Płocki Park Przemysłowo-Technologiczny, dealing with consulting, management and control in the area of economic activity, holding management as well as management, purchase and sale of real estates on one's own account.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with the minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A.

As at 30 June 2008 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20% and other shareholders owned 72.48% of the Company's shares.

The composition of the Management Board of PKN ORLEN S.A.

During the first half of 2008 the following changes in the Management Board of PKN ORLEN took place:

On 28 February 2008 the Supervisory Board of PKN ORLEN adopted a resolution regarding suspension of Mr. Piotr Kownacki from the function of the President and Member of the Management Board of PKN ORLEN for the indefinite period of time.

At the same time the Supervisory Board of the Company adopted a resolution, that for the period of suspension of the President of the Management Board Mr. Piotr Kownacki, the authority of the President of the Management Board of PKN ORLEN is taken over by the Vice President Mr. Wojciech Heydel.

On 29 April 2008 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Wojciech Heydel to the position of the President of the Management Board of PKN ORLEN S.A., for the common, 3-year term of office of the Company's Management Board, that starts on 7 June 2008.

On 15 May 2008 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Dariusz Jacek Krawiec to the position of the Vice-President of the Management Board of PKN ORLEN S.A., for the common, 3-year term of office of the Management Board, that starts on the day after expiration of current, at that date, common term of office of the Company's Management Board.

On 28 May 2008 the Supervisory Board of PKN ORLEN S.A. appointed to the position of the Members of the Management Board of PKN ORLEN S.A. the following persons: Mr Sławomir Robert Jędrzejczyk, Mr Wojciech Robert Kotlarek, Mr Krystian Pater and Mr Marek Serafin for the common, 3-year term of office of the Management Board, that starts on the day after expiration of current, at that date, common term of office of the Company's Management Board.

The composition of the Management Board of the Company as at 30 June 2008 was as follows:

Wojciech Heydel - President of the Management Board, General Director
Dariusz Krawiec- Vice-President of the Management Board, Crude Oil and Capital Group
Sławomir Jędrzejczyk - Member of the Management Board, Chief Financial Officer
Wojciech Kotlarek – Member of the Management Board, Sales
Krystian Pater – Member of the Management Board, Refinery
Marek Serafin – Member of the Management Board, Petrochemistry

After 30 June 2008 the following changes in the composition of the Management Board of PKN ORLEN took place:

On 18 September 2008 Mr. Wojciech Heydel submitted his resignation from the position of the President of the Management Board of PKN ORLEN S.A.. The resignation was submitted to the Chairman of the Supervisory Board. Mr. Wojciech Heydel indicated that his resignation was driven by the superior interest of the Company as the current formula for co-operation within the framework of the Management Board has been exhausted.

On 18 September 2008 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Dariusz Jacek Krawiec to the position of the President of the Management Board of PKN ORLEN S.A., effective 18 September 2008.

On 18 September 2008 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Sławomir Jędrzejczyk to the position of the Vice- President of the Management Board of PKN ORLEN S.A., effective 18 September 2008.

As at the date of publication of these financial statements the composition of the Management Board of PKN ORLEN is as follows:

Dariusz Krawiec - President of the Management Board, General Director
Sławomir Jędrzejczyk – Vice-President of the Management Board, Chief Financial Officer
Wojciech Kotlarek - Member of the Management Board, Sales
Krystian Pater - Member of the Management Board, Refinery
Marek Serafin - Member of the Management Board, Petrochemistry

The composition of the Supervisory Board

During the first half of 2008 the following changes in the composition of the Supervisory Board of PKN ORLEN S.A. took place:

On 7 February 2008 the Extraordinary General Shareholders' Meeting of PKN ORLEN dismissed Ms. Małgorzata Izabela Ślepowrońska from the position of the Chairman of the Supervisory Board of PKN ORLEN and from the Supervisory Board of PKN ORLEN.

In addition, the Extraordinary General Shareholders' Meeting of PKN ORLEN dismissed from the Supervisory Board of PKN ORLEN the following members: Mr. Robert Czapla, Mr. Marek Drac - Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Ms. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary General Shareholders' Meeting of PKN ORLEN appointed to the Supervisory Board of PKN ORLEN:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board of PKN ORLEN, and independent Member of the Supervisory Board;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of PKN ORLEN;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Marek Karabuła to the position of the Member of the Supervisory Board of PKN ORLEN;
- Mr. Krzysztof Kołach to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of PKN ORLEN.

On 15 February 2008 the Supervisory Board appointed Mr. Marek Karabuła to the position of the Deputy Chairman of the Supervisory Board and Mr. Ryszard Stefański to the position of the Secretary of the Supervisory Board.

On 6 June 2008 the Ordinary General Shareholders' Meeting of PKN ORLEN S.A. appointed Mr. Grzegorz Michniewicz to the position of the Member of the Supervisory Board.

On 13 June 2008 the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dismissed from the Supervisory Board the following independent Members: Mr. Raimondo Eggink and Mr. Ryszard Stefański.

In addition, the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. appointed to the Supervisory Board Mr. Jarosław Rocławski and Ms. Angelina Sarota.

The composition of the Supervisory Board as at 30 June 2008 was as follows:

Maciej Mataczyński – Chairman of the Supervisory Board
Marek Karabuła – Deputy Chairman of the Supervisory Board
Angelina Sarota – Secretary of the Supervisory Board
Grzegorz Borowiec – Member of the Supervisory Board
Krzysztof Kołach - Member of the Supervisory Board
Grzegorz Michniewicz - Member of the Supervisory Board
Jarosław Rocławski – Member of the Supervisory Board
Piotr Wielowieyski- Member of the Supervisory Board
Janusz Zieliński - Member of the Supervisory Board

(all amounts in PLN thousand)

2. Principles of presentation

a) Information on principles adopted for the preparation of the consolidated financial statements for the first half of 2008

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union ("EU").

As of 1 January 2005 the Group has prepared its consolidated financial statements for the first time in accordance with IFRS 1, fulfilling requirements of that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs adopted by the European Commission.

The consolidated and abbreviated unconsolidated financial statements attached to this consolidated half year report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities published in Official Journal No. 209, item 1744 ("Regulation"), and they cover the period from 1 January to 30 June 2008, the comparative balance sheet data as at 31 December 2007 as well as the comparative results and cash flows for the 6 months ended 30 June 2007.

According to § 87.4 of the Regulation, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet statement, income statement, statement of changes in equity, statement of cash flows and abbreviated explanatory notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

b) Statement of the Management Board

Under the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN hereby honestly and sincerely declares, that to the best of their knowledge, the foregoing consolidated financial statements and comparative data were prepared in compliance with the Capital Group accounting principles in force and that they reflect true and fair view on financial status and financial result of the Group and that the report of the Management Board presents true overview of development, achievements and business situation of the Group, including basic risks and exposures.

The foregoing consolidated financial statements have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The statements cover the period from 1 January to 30 June 2008, the comparative balance sheet data as at 31 December 2007 as well as the comparative results and cash flows for the 6 months ended 30 June 2007.

The Management Board of PKN ORLEN declares that the entity authorized to audit, conducting the review of consolidated financial statements, was selected in compliance with the law and that the entity and auditors conducting the review met the conditions to issue an independent review report in compliance with relevant regulations of the domestic law.

In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No. 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor. On 23 August 2007 the Supervisory Board prolonged the agreement with KPMG Audyt Sp. z o.o. as the entity entitled to audit and review unconsolidated and consolidated financial statements of PKN ORLEN and key entities belonging to PKN ORLEN Group for the years 2008-2009.

(all amounts in PLN thousand)

c) Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of the reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.

In particular, this reorganization included the following significant transactions:

- Before the merger of Centrala Produktów Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcji Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation;
  - sales of shares in Naftobazy Sp. z o.o. by CPN – operator of large warehouse facilities used to store crude oil products;
- Acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.;
- Merger of Petrochemia Płock S.A. with Centrala Produktów Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" ("IAS 22"), effective at that day.

d) Entities included in the consolidated financial statements

These consolidated financial statements for the periods ended 30 June 2008 and 30 June 2007 include the following Group entities located mainly in Poland, Germany, Lithuania and the Czech Republic:

	Share in total voting rights[1]	
	30 June 2008	30 June 2007
	(in full %)	
PKN ORLEN	Parent Company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport S.A. [2]	98%	-
ORLEN Transport Szczecin Sp. z o.o. [2]	-	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)	95.99%	95.99%
ORLEN Petroprofit Sp. z o.o. Capital Group	100%	100%
ORLEN Morena Sp. z o.o.	100%	100%
ORLEN Transport Kraków Sp. z o.o. [3]	-	98%
ORLEN Transport Płock Sp. z o.o. [2]	-	98%
ORLEN Transport Nowa Sól Sp. z o.o. [2]	-	97%
ORLEN Transport Słupsk Sp. z o.o. [2]	-	97%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.[2]	-	95%
ORLEN– Oil Sp. z o.o. Capital Group	88.87%	88.87%
including:		
Orlen Oil Cesko s.r.o.	100%	100%
Platinum Oil Mazowsze Sp. z o.o. [4]	-	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%	100%
Platinum Oil Sp. z o.o. (formerly Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.)	100%	100%
ORLEN PetroTank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. [2]	-	94%
Petrotel Sp. z o.o.	75%	75%

(all amounts in PLN thousand)

Anwil S.A. Capital Group	85%	85%
including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Spolana a.s.	83%	83%
Rafineria Trzebinia S.A. Capital Group	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Trzebinia Sp. z o.o.	100%	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%	100%
EkoNaft Sp. z o.o.	99%	99%
Rafineria Nafty Jedlicze S.A. Capital Group	75%	75%
including:		
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF-KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o. [5)]	-	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli „Solino" S.A.	71%	71%
UNIPETROL a.s. Capital Group	63%	63%
including:		
CHEMOPETROL a.s [6)]	-	100%
including:		
UNIPETROL DOBRAVA s.r.o.	-	100%
KAUCUK a.s [7)]	-	100%
UNIPETROL TRADE a.s.	100%	100%
including:		
CHEMAPOL (SCHWEIZ) AG	100%	100%
UNIPETROL AUSTRIA HmbH in liquidation	100%	100%
ALIACHEM VERWALTUNGS GmbH	100%	100%
UNIPETROL DEUTSCHLAND GmbH :	100%	100%
ALIAPHARM GmbH FRANKFURT	100%	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%	100%
UNIPETROL RAFINERIE a.s. [6)]	-	100%
including:		
UNIRAF SLOVENSKO s.r.o.	-	100%
UNIPETROL RPA s.r.o. (formerly Steen Estates s.r.o.) [6)]	100%	-
including:		
UNIRAF SLOVENSKO s.r.o.	100%	-
UNIPETROL DOPRAVA s.r.o.	100%	-
BENZINA s.r.o. including:	100%	100%
BENZINA Trade a.s. in liquidation	100%	100%
PETROTRANS s.r.o.	100%	100%
PARAMO a.s.	59%	50%
ČESKA RAFINERSKA a.s [8)]	51%	51%
Ship-Service S.A. Capital Group[1])	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	100%	100%
ORLEN Petrogaz Wrocław Sp. z o.o. in liquidation	100%	100%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Basell ORLEN Polyolefins Sp z o.o. Capital Group [8)]	50%	50%
including:		
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%	100%
ORLEN Administracja Sp. z o.o.	100%	100%
ORLEN Eko Sp. z o.o.	100%	100%
Płocki Park Przemysłowo-Technologiczny S.A. [8)]	50%	50%
ORLEN Księgowość Sp. z o.o.	100%	100%
ORLEN Prewencja Sp. z o.o.	100%	100%

(all amounts in PLN thousand)

ORLEN Upstream Sp. z o.o.	100%	100%
Etylobenzen Płock Sp. z o.o. in liquidation [9]	-	100%
ORLEN Holding Malta Ltd. Capital Group	100%	100%
including:		
ORLEN Insurance Ltd.	100%	100%
AB Mazeikiu Capital Group	100%	100%
including:		
UAB Mazeikiu naftos sveikatos prieziuros centras	100%	-
UAB Uotas in liquidation	100%	100%
UAB PASLAUGOS TAU	100%	-
AB Ventus-Nafta	99%	99%
UAB Juodeikiu nafta	-	100%
UAB Mazeikiu naftos prekybos namai Capital Group	100%	100%
including:		
SIA Mazeikiu Nafta Tirdzniecibas nams	100%	100%
OU Mazeikiu Nafta Trading House	100%	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%	100%
ORLEN Finance AB (formerly Aktiebolaget Grundstenen 108770)	100%	100%
ORLEN International Exploration & Production Company BV	100%	-

[1] Share in total voting rights is equal to share in equity except for share in equity in Ship Service S.A. Capital Group, where it accounts for 61%
[2] ORLEN Transport S.A. was established by the merger of six subsidiaries of PKN ORLEN S.A. : ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.
[3] Entity unconsolidated started from I quater 2008 due to loss of control
[4] In IV quarter 2007 the company merged with Platinum Oil Sp. z o.o.
[5] Entity sold on 12 December 2007
[6] On 1 August 2007 the merger of CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. into UNIPETROL RPA s.r.o. took place
[7] Entity sold on 19 July 2007
[8] Entities consolidated using the proportionate method
[9] Entity liquidated on 16 July 2008

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- Assets and liabilities of each presented balance sheet are translated at closing rate at a given balance sheet date;
- Respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2008 – 3.3542 PLN / EUR and for 31 December 2007 – 3.5820 PLN / EUR;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 3.4776 PLN / EUR. For the period from 1 January 2007 to 30 June 2007 the rate was 3.8486 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 June 2008 – 0.1400 PLN / CZK and for 31 December 2007– 0.1348 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 0.1384 PLN / CZK. For the period from 1 January 2007 to 30 June 2007 the rate was 0.1360 PLN / CZK.

(all amounts in PLN thousand)

The financial data denominated in USD were translated in line with the following methods*:

- particular assets and liabilities – at the closing rate for 30 June 2008 – 2.1194 PLN / USD and for 31 December 2007 – 2.4350 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2008 to 30 June 2008 – 2.2531 PLN / USD. For the period from 1 January 2007 to 30 June 2007 the rate was 2.8903 PLN / USD.

* used mainly for the purposes of translation of Mazeikiu Group's data, for which functional currency is USD

4. Applied accounting principles

a) Accounting principles

Property, plant and equipment

Property, plant and equipment include both fixed assets (assets that are in the condition necessary for them to be capable of operating in the manner intended by the management) as well as construction in progress (assets that are in the course of construction or development necessary for them to be capable of operating in the manner intended by the management).

Property, plant and equipment are stated in the financial statements prepared at the balance sheet date at the carrying amount. The carrying amount is the amount at which an asset is recognized after deducting any accumulated depreciation and accumulated impairment losses.

Property plant and equipment are initially recognized at cost. The cost of an item of property, plant and equipment comprises its purchase price and other costs directly attributable to bringing the item of property, plant and equipment into use. The cost of an item of property, plant and equipment includes also estimated costs of dismantling and removing the item and restoring the site/land on which it is located, the obligation for which is connected with acquisition or construction of an item of property, plant and equipment.

Depreciation of an item of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. The Group uses straight-line method and in justified cases units of production method.
The following standard economic useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over the period reflecting its economic useful life.

Appropriateness of the applied depreciation rates is verified periodically (once a year) and respective adjustments are made to the subsequent periods of depreciation.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives. The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when incurred.

Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance.

Except for intangible assets arising from development other internally generated intangible assets are not recognized as assets and are recorded in the income statement in the period when the related cost has been incurred.

Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to the assets will flow to the entity and the cost of the asset can be measured reliably.
Intangible assets are measured initially at cost. Intangible assets acquired in a business combination are measured initially at fair value at the business combination date. Granted rights to renewable energy sources are measured initially at fair value.

After initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite useful life are amortized using straight-line method when an asset is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is verified periodically, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

The depreciable amount of an asset is determined after deducting its residual value.

The following standard useful lives are used for intangible assets:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

CO_2 emission rights and rights to renewable energy sources are derecognized based on FIFO method ("First In, First Out").

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

Perpetual usufruct of land

The titles to perpetual usufruct of land acquired by the Group are presented in the separate position of the balance sheet.

The titles to perpetual usufruct of land obtained under an administrative decision are recognized as off balance sheet items.

Impairment of assets

If there is an external or internal indication that an item of property, plant and equipment or an intangible asset may be impaired, they are tested for impairment. Such tests are carried out annually also in respect of intangible assets with an indefinite useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by an impairment loss recognized immediately in the income statement. The recoverable amount is higher of its value in use and fair value less costs to sell.

Value in use is the present value of the future cash flows expected to be derived from continuing use of the asset and its ultimate disposal.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

Assets that do not generate cash flows individually are grouped in the smallest identifiable group of assets generating cash flows that are largely independent of the cash flows from other assets or groups of assets (so called cash-generating units). The Group allocates to each of the cash generating units:
- goodwill acquired in a business combination, if it may be assumed that the cash-generating unit benefited from the synergies of the combination;
- corporate assets, if there is reasonable and consistent basis of such an allocation.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash generating unit in the following order:
- first, to reduce the carrying amount of any goodwill allocated to the cash generating unit;
- then, to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

The Group assesses at each balance sheet date whether the impairment loss should be partly or completely reversed. Indication that the impairment loss recognized in prior period no longer exists is the opposite of indication that the impairment loss should be recognized.

An impairment loss recognized for goodwill is not reversed.

A reversal of an impairment loss is recognized in the income statement as revenue.

Lease

A lease is an agreement whereby a lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. Particularly leases are the agreements defined in the Civil Code as well as rent and tenancy agreements concluded for a definite time.

Assets used under the finance lease, that is the agreement that transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessee. Assets used under the operating lease, that is the agreement that does not transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessor.

If the Group uses an asset based on the finance lease, the asset is recognized in the balance sheet as an item of property, pant and equipment or an intangible asset. The leased asset is measured at the lower of its fair value or the present value of the minimum lease payments that is the present value of payments over the lease term that the lessee is or can be required to make.

The present value of the minimum lease payments is recognized in the balance sheet as financial liabilities with the division into short-term part (due no more than one year after the balance sheet date) and long-term part (due more than one year after the balance sheet date). The minimum lease payments are discounted and apportioned between finance charge and the reduction of the outstanding liability using interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate.

Depreciation methods for assets leased under the finance lease as well as methods of determining impairment losses in respect of assets leased under the finance lease are consistent with policies applied for the Group's owned assets.

If the Group conveyed to another entity the right to use an asset under the finance lease, the present value of the minimum lease payments and unguaranteed residual value is recognized in the balance sheet as receivables with the division into short-term part and long-term part. The minimum lease payments and unguaranteed residual value are discounted using interest rate implicit in the lease, that is the discount rate that, at the inception of the lease, causes the aggregate present value of the minimum lease payments, the unguaranteed residual value and the initial direct costs to be equal to the fair value of the leased asset.

If the Group uses an asset based on the operating lease, the asset is not recognized in the balance sheet and lease payments are recognized as an expense in the income statement.

If the Group conveyed to another entity the right to use an asset under the operating lease, the asset is recognized based on the same policies as applied for the Group's owned assets, that is as an item of property, plant and equipment or an intangible asset.

Lease income from operating leases is recognized as revenues from sale.

Exploration and extraction of hydrocarbons

For exploration and extraction of hydrocarbons activity the Group applies accounting principles based on Successful Efforts Method.

The stages of exploration and extraction of hydrocarbons activity are classified in the following way:
- preliminary stage of assessment;
- acquisition of rights to explore and extract;
- exploration of resources;
- recognition of resources;
- resource site planning;
- exploitation of resources.

All expenditures related to the preliminary stage of assessment are recognized in the income statement when incurred.

Cost incurred for acquisition of rights to explore and extract are recognized as intangible assets. General and administrative expenses that may be directly attributed to the purchase transaction of exploration/extraction rights should increase the purchase price of an asset. If direct allocation of costs to the purchase transaction of exploration/extraction rights is not possible, indirect expenses are recognized in the income statement when incurred.

Cost of exploration and recognition
- Cost incurred for each exploratory drilling is initially recognized as construction in progress. If the exploratory drilling is unsuccessful, the cost previously recognized as an asset is included in the income statement;
- Cost incurred for each appraisal drilling is initially recognized as construction in progress. If the appraisal is unsuccessful, the cost previously recognized as an asset (including cost incurred in exploration stage) is

included in the income statement. If the appraisal is successful, the cost incurred for all appraisal drillings (including unsuccessful drillings in hydrocarbons resource, that was recognized as an asset) is transferred to property, plant and equipment at the date of put into use;
- Other cost incurred at the exploration and recognition stage is initially recognized as intangible assets under development or construction in progress, depending on the type of cost incurred. If the exploration and recognition stage ends without success other cost incurred previously recognized as an asset is included in the income statement;
- When the commercial viability and technical feasibility of a resource is confirmed, the Group defines cash generating unit. It is assumed that cash generating unit will be defined as hydrocarbons resource;
- General and administrative expenses that can be directly attributed to the exploration and recognition stage should be recognized as an asset and included in previously defined cash generating unit. If cost cannot be allocated, it is included in the income statement when incurred.

Cost incurred for resource site planning are recognized as an asset and included in previously defined cost generating unit. General and administrative expenses that can be directly attributed to the resource site planning stage should be recognized as an asset and included in previously defined cost generating unit. If cost cannot be allocated, it is included in the income statement when incurred.
Cost directly attributed to hydrocarbons resource exploitation is included in the income statement as the cost of the current period.

Depreciation of non-current assets used for exploration and exploitation activity is calculated proportionally to the amount of extracted hydrocarbons, using unit of production method. If the unit of production method is not possible to apply (e. g. because of lack of information regarding total amount of hydrocarbons or using of assets on multiple stages of exploration or exploitation) other depreciation method, that most reliably reflects the economical usage, can be applied.

The Group creates provisions for the cost of removal of drillings and supporting infrastructure. The amount of the provision for future dismantling and land reclamation is initially recognized as a provision and as a part of initial value of an asset at the date of put into use.

The amount of created provisions is verified at each balance sheet date and adjusted to reflect the current knowledge as at that date. The increase in the provision due to the passage of time (due to discounting) is recognized as a financial expense. Changes in the provision due to assessment of cost, change of discount rate, change of date of removal/ reclamation adjust the book value of a provision and book value of an asset.

The Group performs impairment tests of assets used in exploration and exploitation activity, both for proved and unproved assets/resources.

The impairment assessment is performed by the Group for assets/resources (proved and unproved) on the level of cash generating unit defined as hydrocarbons resource.

Non-current assets classified as held for sale

Non-current assets classified as held for sale are those which comply simultaneously with the following criteria:
- the sales were declared by the appropriate level of management,
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and can be settled within 12 months following the sales decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met.

Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale, excluding above all financial assets and investment property, are measured at the lower of the carrying amount and the fair value less costs to sell.

In case of any subsequent increase in fair value less costs to sell of an asset, the Group recognizes a gain, but not in excess of the cumulative impairment loss that has been recognized.

Investment property

An investment property is initially recognized at cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure, such as professional fees for legal services, property transfer taxes and other transaction costs. The cost of a self-constructed investment property is its cost when the construction or development is complete and ready to use, according to principles defined for property, plant and equipment.

After initial recognition an investment property is presented at fair value determined on the basis of a valuation of an independent valuer. Gains and losses resulting from changes in fair value of investment property are presented in the income statement in the period in which they arise. The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal.

An investment property is presented in the financial statements prepared on the balance sheet date at fair value. The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction.

If there is clear evidence that the fair value of the investment property is not reliably determinable on a continuing basis, the Group measures investment property using the cost model, in accordance with principles defined for property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, as at trade date.

The Group derecognizes a financial asset when, and only when:
- the contractual rights to the cash flows from the financial asset expire, or
- it transfers the financial asset to another party.

The Group removes a financial liability (or part of financial liability) from its balance sheet when, and only when it is extinguished - that is when the obligation specified in the contract:
- is discharged, or
- is cancelled, or
- expired.

Measurement of financial assets

When a financial asset or a financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

When an option contract is recognized initially, there may be a difference between the transaction price and the instrument value that would be determined with valuation techniques used by the Group. In such a case the Group recognizes an asset initially at the transaction price and at the end of the reporting period (month) it determines the gain or loss resulting solely from change of factors taken into account when the transaction price was set.

For the purpose of measuring a financial asset at a balance sheet date or any other date after initial recognition, the Group classifies financial assets into the following four categories:
- financial assets at fair value through profit or loss;
- held-to-maturity investments;
- loans and receivables;
- available-for-sale financial assets.

Regardless of characteristics and purpose of a purchase transaction, the Group classifies initially selected financial assets as financial assets at fair value through profit or loss.

A financial asset at fair value through profit or loss is a financial asset classified as held for trading if it is:
- acquired principally for the purpose of selling or repurchasing in the near term, or
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, or
- a derivative (except for a derivative that is an effective hedging instrument);
- designated by the Group upon initial recognition as at fair value through profit or loss, when doing so results in more relevant information.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity.

Loans granted and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market.
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Fair value measurement of financial assets

The Group measures financial assets at fair value through profit or loss, including derivative financial assets and available-for-sale financial assets at their fair value, without any deduction for transaction costs that may be incurred on sale or other disposal.

Fair value of financial assets is determined in the following way:
- for instruments quoted on an active market based on current quotations available as at the balance sheet date;
- for debt instruments unquoted on an active market based on discounted cash flows analysis;
- for forward and swap transactions based on discounted cash flows analysis.

If the fair value of investments in equity instruments (shares) that do not have a quoted market price on an active market is not reliably measurable, the Group measures them at cost, that is the acquisition price less any accumulated impairment losses.

Financial assets designated as hedging transaction are measured in accordance with the principles of hedge accounting.

A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss are recognized directly in the income statement.

A gain or loss on an available-for-sale financial asset are recognized directly in equity through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses that are recognized directly in the income statement. In case of debt financial instruments interests calculated using the effective interest method are recognized in the income statement.

Amortized cost measurement of financial assets

The Group measures loans and receivables, including trade receivables, as well as held-to-maturity investments at amortized cost using the effective interest method. The Group uses simplified methods in respect of measurement of financial assets at amortized cost if it does not distort information included in the financial statements. Financial assets measured at amortized cost, in relation to which the Group uses simplifications, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective indicator that a financial asset or group of financial assets is impaired.

If there is an objective indicator that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured at the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.
The Group uses simplified methods in respect of determining the impairment of trade receivables – particularly the impairment loss is recognized if the payment term expired at least 6 months before the balance sheet date. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in the income statement as revenues.

If there is an objective indicator that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

If there is an objective indicator that an impairment loss has been incurred on an available-for-sale financial asset, the cumulative loss that had been recognized directly in equity, according to principles of financial assets measurement, is removed from equity and recognized in the income statement. Impairment losses for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed, with the amount of the reversal recognized in the income statement.

Non-current financial assets held for sale

Non-current financial assets, the carrying amount of which will be recovered principally through a sale transaction, are classified as non-current assets held for sale and presented in the separate position of the balance sheet. For this to be the case, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable. Such a classification does not result in application of measurement principles defined in IFRS 5 designated for non-current assets held for sale. Non-current financial assets held for sale are still measured based on general principles relating to financial assets.

Measurement of financial liabilities

As at the balance sheet date or other dates after the initial recognition the Group measures financial liabilities at fair value through profit or loss (including particularly derivatives which are not designated as hedging instruments) at fair value. Regardless of characteristics and purpose of a purchase transaction, the Group classifies initially selected financial liabilities as financial liabilities at fair value through profit or loss, when doing so results in more relevant information. The fair value of a financial liability is the current price of instruments quoted on an active market.

If there is no active market for a financial instrument, the fair value of the financial liabilities is established by using the following techniques:
- using recent arm's length market transactions between knowledgeable, willing parties;
- reference to the current fair value of another instrument that is substantially the same;
- discounted cash flow analysis.

Loans and borrowings received and trade liabilities are non-derivative financial liabilities with fixed or determinable payments that are not quoted on an active market.

Financial guarantee contracts, that are contracts that require the Group (issuer) to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, not classified as financial liabilities at fair value through profit or loss are measured at the higher of:
- the amount determined in accordance with principles relating to valuation of provisions;
- the amount initially recognized less, when appropriate, cumulative amortization.

Embedded derivatives

If the Group is a party of a hybrid (combined) instrument that includes an embedded derivative, the embedded derivative is separated from the host contract and accounted for as a derivative in accordance with principles defined for investments at fair value through profit or loss if all of the following conditions are met:
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative, and
- the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss (that is when a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).

The Group assesses the need to separate an embedded derivative from the host contract and to present it as a derivative, when it becomes a party of a hybrid instrument for the first time. Reassessment is made only in case, when subsequent changes are introduced to the hybrid contract that substantially modify cash flows required by the contract.

A derivative is a financial instrument with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and
- it is settled at a future date.

Hedge accounting

Derivatives designated as hedging instruments whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a hedged item are accounted for in accordance with hedge accounting, if all of the following conditions are met:
- at the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group's risk management objective and strategy for undertaking the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;
- for cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect the income statement;
- the effectiveness of the hedge can be reliably measured;
- the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect the income statement. A firm commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

If a fair value hedge is used, it is accounted for as follows:
- the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement, and
- the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement (this applies also if the hedged item is an available-for-sale financial asset, whose changes in value are recognized directly in equity).

The Group discontinues prospectively fair value hedge accounting if:
- the hedging instrument expires, is sold, terminated or exercised (for this purpose, the replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the Group's documented hedging strategy);
- the hedge no longer meets the criteria for hedge accounting, or
- the Group revokes the designation.

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect the income statement. A forecast transaction is an uncommitted but anticipated future transaction.

If a cash flow hedge is used, it is accounted for as follows:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the statement of changes in equity, and
- the ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. However, if the Group expects that all or a portion of a loss recognized directly in equity will not be recovered in one or more future periods, it reclassifies into the income statement the amount that is not expected to be recovered.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Group removes the associated gains and losses that were recognized directly in equity and includes them in the initial cost or other carrying amount of the asset or liability.

The Group discontinues prospectively cash flow hedge accounting if:

- the hedging instrument expires, is sold, terminated or exercised - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;
- the hedge no longer meets the criteria for hedge accounting - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;
- the forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument recognized directly in equity are recognized in the income statement.

If the Group revokes the designation, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs or is no longer expected to occur.

Inventories

Inventories are assets:

- held for sale in the ordinary course of business;
- in the process of production for such sale, or
- in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Raw materials and merchandise are measured initially at acquisition cost.

As at the balance sheet date raw materials and merchandise are measured at the lower of cost and net realizable value, considering any inventory allowances. A net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Estimates of a net realizable value of particular items of raw materials and merchandise are made during the reporting year on a current basis. Revaluation to a net realizable value concerns raw materials and merchandise that are damaged or obsolete.

The cost of usage of raw materials and merchandise is determined based on the weighted average cost formula, based on acquisition or purchase cost.

Finished goods and work in progress are measured initially at production cost. Production costs include costs of materials and costs of conversion for the production period.

The production costs do not include:

- costs incurred as a consequence of low production or production losses;
- general and administrative expenses that are not directly attributable to bringing the inventories to the condition and location at the moment of valuation;
- storage costs of finished goods and work in progress, unless these costs are necessary in the production process;
- selling costs.

For finished goods, the production costs comprise related fixed and variable indirect costs for normal production levels.

As at the balance sheet date finished goods and work in progress are measured at the lower of cost and net realizable value.

The cost of usage of finished goods is determined based on the weighted average cost formula, based on production cost in the particular reporting period.

Receivables

Trade and other receivables are recognized initially at the present value of the expected proceeds and are stated in the subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.

The Group uses simplified methods of receivables measurement, if it does not distort information included in the financial statements, particularly if the payment term of receivables is not long. Receivables, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of the Group's cash management.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.

The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

Declared but not paid capital contributions are recognized as outstanding share capital contributions. The Company's own shares and outstanding share capital contributions decrease the equity.

Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.

Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented as retained earnings.

Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

Retained earnings include:
- the amounts arising at profit distribution;
- transfers from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve, if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods);
- the undistributed result for prior periods;
- the current period net result;
- advance dividends paid;
- the effects of prior period errors.

Interest-bearing loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method. The difference between the net proceeds and the buyout amount is recognized as financial expenses or revenues over the term of the loan or borrowing.

The Group uses simplified methods of interest-bearing loans and borrowings measurement that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of the loan or borrowing is not long. Interest-bearing loans and borrowings, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Borrowing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the income statement in the period to which they refer.

Provisions

A provision is a liability of uncertain timing or amount.

The Group recognizes a provision when it has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The provision is reversed, if it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The provision is used only for expenditures for which the provision was originally recognized.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as financial expenses.

The provisions are created, among others, for (if recognition criteria mentioned above are met):
- environmental risk;
- restructuring;
- legal proceedings.

Provisions are not recognized for future operating losses.

Environmental provision

The Group makes provisions for future liabilities for reclamation of contaminated land or water or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provision for reclamation is periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Provision for jubilee, retirement and pension benefits

Under the Group's remuneration plans its employees are entitled to jubilee bonuses as well as retirement and pension benefits.

The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement (pension) benefits are paid once at retirement (pension). The amount of retirement and pension benefits as well as jubilee bonuses depends on the number of years of service and an employee's average remuneration.

The jubilee bonuses are other long-term employee benefits, whereas retirement and pension benefits are classified as post-employment benefit plans.

The retirement and pension benefits and jubilee bonuses provisions are created in order to allocate costs to relevant periods.

The present value of these liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities.
The accumulated liabilities equal discounted future payments, considering employee rotation, planned increase of remuneration and relate to the period ended at the last day of the reporting year.

Actuarial gains and losses are recognized in the income statement.

Accrued expenses

Accrued expenses are liabilities to pay for goods or services that have been received or supplied but have not been invoiced or formally agreed with the supplier, including amounts due to employees.

The uncertainty about the amount or timing of accrued expenses is much lower than in respect of provisions.

Accrued expenses relate for example to:
- unused holidays;
- loyalty program;
- employee bonuses.

Liabilities

Trade and other liabilities are stated at amortized cost using the effective interest method. The Group uses simplified methods of liabilities measurement, including financial liabilities that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of liabilities is not long. Liabilities, including financial liabilities, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Contingent liabilities and contingent assets

Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed in the financial statements unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognized in the balance sheet, however the respective information on the contingent asset is disclosed in the financial statements if the inflow of economic benefits is probable.

Revenues

Revenue from sale of finished goods, services, merchandise and raw materials is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue from sale of finished goods, merchandise, and raw materials is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods. Revenue includes received or due payments for delivered goods or merchandise decreased by the amount of any trade discounts, value added tax (VAT), excise tax and fuel charges. The amount of revenue is measured at fair value of the received or due payments. Revenues realized on settlement of financial instruments hedging cash flows adjust revenues from sale.

Revenues and costs concerning rendering of services, whose beginning and end fall within different reporting periods, are recognized by reference to the stage of completion of the contract, when the outcome of a contract can be estimated reliably, that is when the total contract revenue and contract costs can be measured reliably, it is probable that the economic benefits will flow to the Group and the stage of contract completion can be measured reliably. When these conditions are not met, revenue is recognized only to the extent of contract costs incurred that is probable will be recoverable.

Revenues from licenses, royalties and trade mark are recognized on an accrual basis in accordance with the substance of the relevant agreement. Prepayments are recognized as deferred income.

Franchise revenues are recognized in accordance with the substance of the relevant agreement, in a way reflecting the reason of charging with franchise fees.

Revenues from dividends are recognized when the shareholder's right to receive payment is established.

Costs

The Group recognizes costs in accordance with accrual basis and prudence.

Costs of finished goods sold comprise costs of finished goods sold and costs of services sold, including services of support functions.

Distribution expenses include selling brokerage expenses, trading expenses, advertising and promotion expenses as well as transport expenses.

General and administrative expenses include expenses relating to management and administration of the Group as a whole.

Operating segments

The Group adopted business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of different merchandise and finished goods.

The Group adopted geographical segments according to sales markets as a secondary reporting format.

The operations of the Group are divided into three main business segments:
- the Refining Segment that comprises crude oil processing as well as wholesale and retail trade in refinery products;
- the Petrochemical Segment that encompasses production and sales of petrochemicals;
- the Chemical Segment that comprises production and sales of artificial fertilizers and PVC.

The other operations of the Group include mainly support functions as well as transport, maintenance and building activities.

Segment revenue is revenue reported in the Group's income statement that is directly attributable to a segment and the relevant portion of the Group's revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the Group.

Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis to the segment, including expenses relating to sales to external customers and expenses relating to transactions with other segments of the Group. Segment expense does not include:
- income tax expense;
- interest, including interest incurred on advances or loans from other segments, unless the segment's operations are primarily of a financial nature;
- losses on sales of investments or losses on extinguishment of debt unless the segment's operations are primarily of a financial nature;
- general and administrative expenses and other expenses incurred at the level of the Group as a whole, unless such expenses concern operating activities of a segment and can be allocated on a reasonable basis to the segment.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Particularly segment assets and liabilities do not include assets (liabilities) connected with income tax.

The segment result is determined at the level of result from operations.

The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made, after adjustments within a given segment.

Sales prices used in transaction between segments are close to market prices. Segment operating expenses are allocated to a proper segment.

Other expenses which cannot be reliably allocated are included as unallocated expenses, reconciling total segment results to result from operations.

Insurance contracts

Revenues from gross premium written include the amounts due in the reporting period from issued insurance contracts, regardless of the reporting period they relate to. Gross premium written includes in particular:
- premiums accrued due to insurance coverage granted for the reporting period, that will be settled in the next reporting periods;
- additional premiums in case of semi-annual, quarterly or monthly payments as well as additional payments from policyholders for expenditures incurred by the insurance company.

Premiums are presented together with all adjustments relating to prior periods, after write-offs, returns, discounts, reductions and allowances as well as taxes and other parafiscal charges.

Reinsurers' share of premium written includes reinsurance premiums paid or due to reinsurers in the reporting period in accordance with proportional or non-proportional reinsurance treaties concluded by the insurance company.

Change in unearned premium reserve includes a difference between the balance of gross unearned premium reserve arising on the direct insurance business as at the end of the reporting period and as at the beginning of the reporting period. This item includes a change in the value of technical provisions presented in the balance sheet (equity and liabilities, unearned premium reserve).

Claims paid include all costs paid in the reporting period due to claims and benefits for losses incurred in the reporting period as well as prior periods, together with all direct and indirect, external and internal claims handling costs and subrogations vindication costs, less received returns, subrogations and salvages (including income on the sales of salvages). Claims handling costs and subrogations vindication costs comprise also costs of legal disputes. The value of received subrogations and salvages decreases the value of claims and benefits paid.

Reinsurers' share of claims and benefits paid relates to claims and benefits paid on the reinsurers' share in accordance with outward reinsurance treaties concluded.

Change in the provision for outstanding claims and benefits (including incurred but not reported, i.e. IBNR, claims) relates to the difference between the balance of gross provision for outstanding claims and benefits as at the end of the reporting period and as at the beginning of the reporting period, for both claims reported as at the balance sheet date as well as IBNR claims. This item includes a change in the value of technical provisions presented in the balance sheet (equity and liabilities, provision for outstanding claims and benefits).

Technical provisions are comprised of unearned premium reserve, unexpired risks reserve and provision for outstanding claims and benefits.

Unearned premium reserve is calculated individually for each insurance policy as premium written related to future reporting periods, proportionally to the period it was written for. If insurance risk is not uniformly distributed over the insurance coverage period unearned premium reserve is created proportionally to the risk expected in the future reporting periods.

Unexpired risk reserve is created for insurance policies concluded before the balance sheet date, as a supplementation of unearned premium reserve. It is recognized to cover future claims and benefits as well as other costs resulting from concluded insurance contracts. The provision is calculated as a difference between the expected value of future claims, benefits and other policy costs and unearned premium reserve together with the expected future premiums from insurance contracts issued before the balance sheet date.

The provision for outstanding claims and benefits is set up in the amount of estimated ultimate cost of claims incurred before the balance sheet date, including expected claims handling costs. In particular the following categories of claims are covered with the provision for outstanding claims and benefits:

- claims reported before the balance sheet date with initial assessment of the claim value;
- claims reported before the balance sheet date with no initial assessment of the claim value;
- claims incurred but not reported (IBNR) before the balance sheet date.

IBNR claims provision is established with consideration of the historical experience related to the claims handling process in a given insurance group.

Reinsurers' share of technical provisions is determined in accordance with stipulations of reinsurance treaties. The value of technical provisions is calculated by an actuary. Detailed principles of technical provisions valuation are defined by separate regulations.

Acquisition costs related to the future reporting periods are deferred (recognized in the balance sheet as an asset) and amortized with application of a pro rata temporis method over the insurance coverage period.

Initial recognition and the following measurement of investments of an insurance company is performed in accordance with regulations established for financial instruments.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it.

If the grant relates to a given income, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate.

If the grant concerns particular asset, its fair value is recognized as deferred income and on a systematic basis recorded in the income statement over the estimated useful life of the underlying asset.

Income tax expense

Income tax expense comprises current tax expense and deferred tax expense and decreases profit before tax.

Current tax is determined in accordance with the relevant tax law regulations in respect of the taxable profit.

Current tax liabilities represent the amounts payable at the balance sheet date. If the amount paid due to current income tax is greater than the amount due the excess is recognized in the balance sheet as a receivable.

Deferred tax assets are recognized for deductible temporary differences, unrealized tax losses and unrealized tax relieves.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deductible temporary differences are temporary differences that will result in reducing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Deductible temporary differences arise when the carrying amount of an asset is lower than its tax base or when the carrying amount of a liability is higher than its tax base. Deductible temporary differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

Taxable temporary differences are temporary differences that will result in increasing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Taxable temporary differences arise when the carrying amount of an asset is higher than its tax base or when the carrying amount of a liability is lower than its tax base. Taxable temporary differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

The Group does not recognize deferred tax assets and deferred tax liabilities for temporary differences resulting from the initial recognition of an asset or liability in a transaction which is not a business combination, and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). A deferred tax liability is not recognized for goodwill, whose amortization is not a tax deductible cost.

The deferred tax assets and liabilities are measured at each balance sheet date using enacted tax rates binding for the year in which the tax obligation arises, based on tax rates published in tax law.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized (impairment analysis of deferred tax assets at each balance sheet date).

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities relating to equity transactions are charged to equity.

Deferred tax assets and liabilities are accounted for as non-current assets or long-term liabilities in the balance sheet.

Deferred tax assets and liabilities are offset in the balance sheet, if the Group has a legally enforceable right to set off the recognized amounts. It is assumed that a legally enforceable right exists if the amounts concern the same tax payer (including capital tax group), except for amounts taxed based on lump sum method or in a similar way, if tax law does not allow to offset them with tax determined according to general rules.

Earnings per share

Basic earnings per share are calculated by dividing the net profit for a given period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of ordinary shares.

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

The functional currency of the Group is Polish zloty.

At each balance sheet date:
- foreign currency monetary items including units of currency held by the Group as well as receivables and liabilities due in defined or definable units of currency are translated using the closing rate, i.e. spot exchange rate as at the balance sheet date;
- non-monetary items that are measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the income statement in the period in which they arise, except for monetary items hedging currency risk, that are accounted for in accordance with cash flows hedge accounting. Foreign exchange differences are recognized in the income statement in the net amount.

Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

The Management Board estimates and assumptions

The preparation of financial statements in accordance with IFRSs requires that the Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and expenses. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.
Actual results may differ from the estimated values.

The estimates and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Changes in accounting policies, changes in accounting estimates and prior period errors

The Group changes an accounting policy only if the change:
- is required by change in the accounting law;
- results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Group's financial position, financial performance or cash flows.

Changes in accounting policies are applied retrospectively. The related adjustments are presented in equity – in retained earnings. To ensure that data are comparable the Group adjusts the opening balance of each affected component of equity for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information, development of a situation or more experience.

The prior period errors are corrected by the equity – retained earnings. When preparing financial statements, the assumption is made that the error was corrected in the period, in which it was made. It means that the amount of the correction relating to the prior period should be included in the income statement of that period.

Statement of cash flows

The statement of cash flows is prepared using indirect method.

Cash and cash equivalents presented in the statement of cash flows include cash and cash equivalents less bank overdrafts, if they form an integral part of the Group's cash management.
Dividends received are presented in cash flows from investing activities.

(all amounts in PLN thousand)

Dividends paid are presented in cash flows from financing activities.

Interests paid on bank loans and borrowings, debt securities issued and finance leases are presented in cash flows from financing activities. Other interests paid are presented in cash flows from operating activities.

Interests received on finance leases, loans granted and short term securities are presented in cash flows from investing activities. Other interests received are presented in cash flows from operating activities.

Cash flows from corporate income tax are presented in cash flows from operating activities.

Business combinations

Business combinations are accounted for using the purchase method. Application of this method requires:
- identification of acquirer;
- measurement of cost of the business combination;
- allocation, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The fair value of assets, liabilities and contingent liabilities, for the purpose of an allocation of a cost of business combination, is recognized in accordance with the appendix B to IFRS 3.

The excess of the cost of business combination over the net fair value of identifiable assets, liabilities and contingent liabilities is presented as goodwill.

The excess of the net fair value of identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized as other operating income of the period.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date (all relevant days of acquisition if the business combination results from a series of transactions) at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities.

Goodwill is allocated to cash-generating units at the acquisition date.

Goodwill is tested for impairment before the end of the reporting period in which the business combination occurred and in the following annual reporting periods. If events or circumstances indicate that goodwill might be impaired, the goodwill is tested for impairment before the end of each reporting period, in which such circumstances occurred.

As at the balance sheet date goodwill is measured at cost less cumulative impairment losses recognized in the previous periods as well as decreases due to partial disposals of shares, to which goodwill was allocated. Impairment losses up to the amount of goodwill allocated to a particular cash-generating unit (or group of units) are not reversible.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination, the acquirer reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and recognizes immediately in the income statement any excess remaining after that reassessment.

Impact of new Standards and Interpretations on the Group's financial statements

As at 30 June 2008 the following new standards, changes and interpretations to International Financial Reporting Standards were published:

- IFRIC 13 – "Customer Loyalty Programmes" – effective from 1 July 2008;
- IFRIC 14 – "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction" - effective from 1 July 2008;
- IFRIC 16 – "Hedges of a Net Investment in a Foreign Operation" – effective from 1 October 2008;
- IFRS 2 – "Share – based Payment" – effective from 1 January 2009;
- IFRS 3 – "Business Combinations" – effective from 1 July 2009;
- IFRS 5 – ""Non – current Assets Held for Sale and Discontinued Operations" – effective from 1 July 2009;
- IFRS 8 – "Operating Segments" – effective from 1 January 2009;
- IAS 1 – "Presentation of Financial Statements" – effective from 1 January 2009;

(all amounts in PLN thousand)

- IAS 16 – "Property, Plant and Equipment" – effective from 1 January 2009;
- IAS 19 – "Employee Benefits" – effective from 1 January 2009;
- IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance" – effective from 1 January 2009;
- IAS 23 – "Borrowing Costs" – effective from 1 January 2009;
- IAS 27 – "Consolidated and Separate Financial Statements" – effective from 1 July 2009;
- IAS 28 – "Investments in Associates" – effective from 1 January 2009;
- IAS 31 – "Interests in Joint Ventures" – effective from 1 January 2009;
- IAS 32 – "Financial Instruments: Presentation" – effective from 1 January 2009;
- IAS 36 – "Impairment of Assets" – effective from 1 January 2009;
- IAS 38 – "Intangible Assets" – effective from 1 January 2009;
- IAS 39 – "Financial Instruments: Recognition and Measurement" – effective from 1 January 2009;
- IAS 40 – "Investment Property" – effective from 1 January 2009;

As at 30 June 2008 all the above-mentioned standards and interpretations, except for IFRS 8, are pending for the European Union approval.

The Group assessed the effects of implementation of these interpretations and changes to standards. Changes to IAS 23 were identified as most likely to significantly influence the financial statement. As the borrowing costs are not to be recognized as an expense in the income statement, the changes will cause the decrease of financial costs and an increase of depreciation expense of non-current assets, starting from the date of put into use. Borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset and depreciated during the economic useful life of an asset. Due to the fact that it is difficult to specify the connection between the loan or borrowing and the asset, currently the Group analyses the borrowing costs in order to keep the commensurability between drawn loans and current investments. Starting from January 2009 the Group introduces the prospective changes to the accounting principles regarding the borrowing costs. In accordance with the changes to IAS 23, principles applied so far will not be used.

In these consolidated financial statements the Group recognized in the income statement the effect of the borrowing costs in the amount of PLN 176,184 thousand for the period of 6 months ended 30 June 2008 and PLN (129,741) thousand for the period of 6 months ended 30 June 2007, which is the effect of negative foreign exchange differences and interests.

According to the preliminary assessment other changes in standards mentioned above will not significantly influence the Group's financial statements.

b) Principles of consolidation

The consolidated financial statements of the Group include data of PKN ORLEN S.A., data of its subsidiaries and jointly controlled entities (joint ventures) prepared as at the same balance sheet date as unconsolidated financial statements of PKN ORLEN S.A. and using uniform accounting principles in relation to similar transactions and other events in similar circumstances. Data of subsidiaries and jointly controlled entities (joint ventures) that together do not significantly impact the financial statements of the Capital Group may not be consolidated. In such a case shares are accounted for using equity method.

Subsidiaries

Subsidiaries are entities under the Group's control. It is assumed that the Group controls another entity if it holds the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Particularly, the control is evidenced when the Group holds directly or indirectly more than 50% of the voting rights in an entity that are not contractually or actually restrained and governs the financial and operating policies of the entity.

Subsidiaries (except for subsidiaries held for sale) are consolidated using the line by line method. In the line by line method the financial statements of the Parent and its subsidiaries are combined line by line by adding together like items of assets, liabilities, income and expenses and then appropriate consolidation procedures are performed.

Investments in jointly controlled entities

Investments in jointly controlled entities are investments where the Group exercises joint control. It is assumed that the Group jointly controls another entity if the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. Investments in jointly controlled entities are accounted for using the proportionate method. In the proportionate method a proportional share in a jointly controlled entity's assets, liabilities, income and expenses is presented line by line with similar items in the consolidated financial statements and appropriate consolidation procedures are performed.

Investments in associates

Investments in associates (entities over which the company has significant influence and that are neither controlled nor jointly controlled) are accounted for using the equity method, based on financial statements of associates prepared as at the same balance sheet date as unconsolidated financial statements of the Parent Company and using uniform accounting principles in relation to similar transactions and other events in similar circumstances. Investments accounted for using equity method are tested for impairment.

It is assumed that the Group has significant influence over another entity, if it has ability to participate in financial and operating decisions of the entity. Particularly, the significant influence is evidenced when the Group holds directly or indirectly more than 20%, and no more than 50% of the voting rights of an entity and participation in financial and operating decisions is not contractually or actually restrained and is actually executed.

Consolidation procedures

Consolidated financial statements are prepared using the line by line method and the proportionate method. Besides, shares are accounted for using the equity method.

In preparing consolidated financial statements the following consolidation procedures are followed:
- the carrying amount of the Parent's investment in each subsidiary and the Parent's portion of equity of each subsidiary are eliminated;
- minority interests in the profit or loss of consolidated subsidiaries for the reporting period are identified;
- minority interests in the net assets of consolidated subsidiaries are identified separately from the Parent shareholders' share in their equity;
- intragroup balances are eliminated;
- unrealized gains or losses on intragroup transactions are eliminated;
- the income and expenses relating to introgroup transactions are eliminated.

Consolidated financial statements are financial statements of the Capital Group prepared as if they were financial statements of a single economic entity.

(all amounts in PLN thousand)

5. Property, plant and equipment

	30 June 2008 (unaudited)	31 December 2007
Land	771 587	758 324
Buildings and constructions	8 842 674	8 905 383
Machinery and equipment	10 987 058	11 829 724
Vehicles and other	824 236	857 673
Construction in progress	2 917 776	2 482 821
Total	**24 343 331**	**24 833 925**

Changes in property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progres	Total
Gross value						
1 January 2008	821 923	12 924 167	21 108 183	1 665 764	2 525 125	39 045 162
Increase	32	4 686	24 371	41 079	1 370 672	1 440 840
Reclassification *	14 075	257 925	452 960	47 216	(796 918)	(24 742)
Decrease	(785)	(26 573)	(70 556)	(43 466)	(8 638)	(150 018)
Foreign exchange differences	397	(6 438)	(505 826)	(10 432)	(130 776)	(653 075)
30 June 2008	**835 642**	**13 153 767**	**21 009 132**	**1 700 161**	**2 959 465**	**39 658 167**
1 January 2007	837 976	12 408 079	21 625 445	1 585 247	1 131 323	37 588 070
Increase	11 379	5 657	10 114	81 306	1 148 747	1 257 203
Reclassification **	15 351	162 425	217 321	39 541	(446 877)	(12 239)
Decrease	(3 943)	(47 321)	(46 119)	(44 783)	(10 910)	(153 076)
Foreign exchange differences	(25 943)	(179 062)	(592 086)	(32 220)	(43 661)	(872 972)
30 June 2007	**834 820**	**12 349 778**	**21 214 675**	**1 629 091**	**1 778 622**	**37 806 986**
Accumulated depreciation and impairment allowances						
1 January 2008	63 599	4 018 604	9 276 459	808 091	42 304	14 211 257
Depreciation	287	285 221	764 584	102 859	-	1 152 951
Other increases	-	643	10 581	1 054	-	12 278
Impairment allowances	(447)	3 621	(8 985)	462	(381)	(5 730)
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(14 116)	(60 146)	(39 728)	-	(113 992)
Foreign exchange differences ***	616	16 942	37 581	3 187	(234)	58 092
30 June 2008	**64 055**	**4 311 113**	**10 022 074**	**875 925**	**41 689**	**15 314 856**
1 January 2007	64 526	3 568 464	7 996 188	710 182	49 029	12 388 389
Depreciation	316	272 522	792 229	89 265	-	1 154 332
Other increases	1	228	1 104	20 670	-	22 003
Impairment allowances	(681)	6 673	(5 098)	(101)	829	3 624
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(31 317)	(40 826)	(32 377)	-	(104 520)
Foreign exchange differences	(1 288)	(50 727)	(177 568)	(13 518)	(607)	(243 708)
30 June 2007	**62 874**	**3 767 843**	**8 566 031**	**774 121**	**49 251**	**13 220 120**
Net book value						
1 January 2008	**758 324**	**8 905 383**	**11 829 724**	**857 673**	**2 482 821**	**24 833 925**
30 June 2008	**771 587**	**8 842 674**	**10 987 058**	**824 236**	**2 917 776**	**24 343 331**
1 January 2007	**773 450**	**8 839 615**	**13 629 257**	**875 065**	**1 082 294**	**25 199 681**
30 June 2007	**771 946**	**8 581 935**	**12 648 644**	**854 970**	**1 729 371**	**24 586 866**

* transfers from construction in progress to specific groups of property, plant and equipment of PLN 772,176 thousand, to intangible assets of PLN 18,520 thousand and to perpetual usufruct of land of PLN 6,222 thousand

** transfers from construction in progress to specific groups of property, plant and equipment of PLN 434,638 thousand, to intangible assets of PLN 9,777 thousand and to perpetual usufruct of land of PLN 2,462 thousand

*** including foreign exchange differences related to impairment allowances in the amount of PLN 11,047 thousand

(all amounts in PLN thousand)

Impairment allowances for property, plant and equipment as at 30 June 2008 and 31 December 2007 amounted to PLN 573,683 thousand and PLN 568,366 thousand, respectively.

As at 31 December 2007 the Group reviewed economic useful lives of property, plant and equipment applied afore in accordance with its accounting principles. Should the rates from previous year be applied in the first half of 2008, depreciation expense would be higher by PLN 1,214 thousand.

The gross book value of all fully depreciated property, plant and equipment still in use amounted to PLN 1,930,918 thousand as at 30 June 2008 and 1,927,622 thousand as at 31 December 2007.

Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to other operating expenses.

Property, plant and equipment of PLN 1,152,488 thousand and PLN 1,124,988 thousand were used as a pledge for the Group's loan liabilities as at 30 June 2008 and 31 December 2007, respectively.

6. Investment property

The following changes were recognized in the investment property in the first half of 2008 and 2007:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Investment property, beginning of the period	69 076	34 925
Reclassification from property, plant and equipment	-	937
Fair value adjustment	-	11
Foreign exchange differences	1 956	(1 882)
Other	(54)	(1 233)
Investment property, end of the period	**70 978**	**32 758**

Investment property of the Group comprise: social-office buildings, partially designated for rent and land with a carrying amount of PLN 70,978 thousand as at 30 June 2008 and PLN 69,076 thousand as at 31 December 2007.

In the first half of 2008 and 2007 the Group achieved rental income from investment property in the amount of PLN 5,230 thousand and PLN 3,940 thousand, respectively.

Direct operating expenses arising from investment property that generated rental income in the period under review accounted for PLN 1,231 thousand in the 6 months period ended 30 June 2008 and PLN 2,355 thousand in the 6 months period ended 30 June 2007. Direct operating expenses arising from investment property that did not general rental income in the period under review accounted for PLN 1,478 thousand in the first half of 2008 and PLN 275 thousand in the first half 2007.

Depending on the characteristics of investment property its fair value was assessed by an independent basset surveyor, based on comparison and revenue approach. Comparison approach was applied assuming that the value of the investment property is equal to the market price for similar property. Revenue approach was based on discounted cash flows method due to variability of revenues in the foreseeable future. 5-year period forecasts were applied. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property. Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for similar objects, of the same location, in the same technical condition and standard and designated for similar purposes.

(all amounts in PLN thousand)

7. Intangible assets

	30 June 2008 (unaudited)	31 December 2007
Acquired computer software	30 120	31 423
Acquired patents, trade marks and licenses	449 025	471 617
Other	33 352	27 930
Total	**512 497**	**530 970**

The changes of intangible assets were as follows:

	Acquired computer software	Acquired patents, trade marks and licenses	Other	Total
Gross value				
1 January 2008	156 108	838 262	61 101	1 055 471
Acquisition	3 065	196	1 548	4 809
Other increases	324	108	11 063	11 495
Reclassification *	3 198	12 886	2 436	18 520
Decrease	(973)	(13 603)	(11 110)	(25 686)
Foreign exchange differences	939	8 849	1 714	11 502
30 June 2008	**162 661**	**846 698**	**66 752**	**1 076 111**
1 January 2007	151 709	780 230	155 006	1 086 945
Acquisition	1 304	953	3 387	5 644
Other increases	792	505	1 264	2 561
Reclassification *	1 983	5 734	2 060	9 777
Decrease	(3 369)	(411)	(16 813)	(20 593)
Foreign exchange differences	(6 785)	(15 941)	(5 853)	(28 579)
30 June 2007	**145 634**	**771 070**	**139 051**	**1 055 755**
Accumulated depreciation and impairment allowances				
1 January 2008	124 685	366 645	33 171	524 501
Depreciation	6 171	28 640	4 988	39 799
Other increases	-	2	1 009	1 011
Impairment allowances	-	(1)	(6)	(7)
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(451)	(490)	(6 676)	(7 617)
Foreign exchange differences **	2 136	2 877	914	5 927
30 June 2008	**132 541**	**397 673**	**33 400**	**563 614**
1 January 2007	121 422	320 082	25 658	467 162
Depreciation	6 958	22 734	16 604	46 296
Other increases	1	3	643	647
Impairment allowances	-	(25)	66 164	66 139
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(2 189)	(362)	(5 936)	(8 487)
Foreign exchange differences	(5 744)	(4 263)	(3 597)	(13 604)
30 June 2007	**120 448**	**338 169**	**99 536**	**558 153**
Net book value				
1 January 2008	**31 423**	**471 617**	**27 930**	**530 970**
30 June 2008	**30 120**	**449 025**	**33 352**	**512 497**
1 January 2007	**30 287**	**460 148**	**129 348**	**619 783**
30 June 2007	**25 186**	**432 901**	**39 515**	**497 602**

* transfers from construction in progress
** including foreign exchange differences related to impairment allowances in the amount of PLN 59 thousand

Impairment allowances for intangible assets as at 30 June 2008 and 31 December 2007 amounted to PLN 1,845 thousand and 1,793 thousand, respectively.

As at 31 December 2007 the Group reviewed economic useful lives of intangible assets applied afore according with its accounting principles. Should the rates from previous year be applied in first half of 2008, adjustment to depreciation expense would not be material.

The gross book value of all fully depreciated intangible assets still in use amounted to PLN 240,966 thousand as at 30 June 2008 and PLN 217,856 thousand as at 31 December 2007.

CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date the rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues/expenses in the reporting period when the rights were sold. Profit/loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

The second settlement period, regarding CO_2 emission rights granted free of charge (years 2008-2012), started from 1 January 2008. The distribution of rights, granted for the country, for each installation, according to the Polish law in force, will be done according to the Regulation of the Ministry Board as a National Plan of the Distribution of the Rights (NPDR II). As at 30 June 2008 Ministry Board has not approved the final version of the National Plan of the Distribution of the Rights. No entity in Poland is entitled to the emission rights.

Information about granted emission rights and their balance sheet presentation in Unipetrol Group	Quantity (Mg)	Value (PLN thousand)
Emission rights acquired by Unipetrol Group in 2008 for 5-year accounting period	18 820 095	1 423 851
Sale of emission rights in second quarter of 2008 (quantity and value in accordance with accounting records)	(100 000)	(7 364)
Estimated emissions in first quarter 2008	(839 878)	(63 680)
Estimated emissions in second quarter 2008	(831 234)	(63 075)
Forex differences	-	(85)
CO_2 emission rights as at 30 June 2008	17 048 983	1 289 647

In 6-month period ended 30 June 2008 profit from sale of CO2 emission rights was recognized in amount of PLN 9,025 thousand.

Information about granted emission rights and their balance sheet presentation in Mazeikiu Group	Quantity (Mg)	Value (PLN thousand)
Emission rights acquired by Mazeikiu Group in 2008 for 5-year accounting period	9 225 200	728 635
Estimated emissions in first quarter 2008	(513 916)	(38 009)
Estimated emissions in second quarter 2008	(537 385)	(39 745)
Forex differences	-	(46 339)
CO_2 emission rights as at 30 June 2008	8 173 899	604 542

Perpetual usufruct of land

The titles to perpetual usufruct of land obtained under an administrative decision were recognized by the Group at fair value as off balance sheet items in the amount of PLN 1,026,269 thousand as at 30 June 2008 and PLN 1,011,178 thousand as at 31 December 2007. These rights were fair valued as at 1 January 2004.

(all amounts in PLN thousand)

Concessions

As at 30 June 2008 the Group possessed concessions for public services, due to which annual concession fees recognized in the profit and loss in a given period are paid.

The Group companies as owners of particular concessions issued by public administration organs possess concessions for the following activities:

- Production of liquid fuels;
- Trade of liquid fuels;
- Storage of liquid fuels;
- Trade of gas fuels;
- Distribution of gas fuels;
- Domestic transportation of fuels;
- International commercial road transportation;
- Production of electricity;
- Trade of electricity;
- Transfer and distribution of electricity;
- Production of heating energy;
- Trade of heating energy;
- Transfer and distribution of heating energy;
- Storage of liquid hydrocarbons;
- Exploitation of salt resources;
- Evaluation of salt resources;
- Exploitation and evaluation of natural gas resources.

Concessions for liquid and gas fuels trade, liquid fuels production and storage, gas fuels distribution, heating energy production, trade, transfer and distribution as well as electricity production, trade, transfer and distribution are granted in most cases for the period of 10 years. Concessions for domestic transportation of fuels and international commercial road transportation are granted for the period of 5-50 years. Concessions for storage of liquid hydrocarbons (till 1 September 2029) and exploitation of salt resources (till 29 April 2033) are granted for the period of 30 years and concession for evaluation of salt resources (till 3 February 2012) was granted for the period of 6 years. Concessions for exploitation and evaluation of crude oil and natural gas are granted for the period of 5 years (till 30 November 2012).

(all amounts in PLN thousand)

8. Goodwill

	30 June 2008 (unaudited)	31 December 2007
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	4 597	4 597
Goodwill on Mazeikiu Group companies	1 128	1 296
Ceska Rafinerska	6 931	6 674
Other	656	831
Total	**28 930**	**29 016**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 902	51 902
Goodwill on UNIPETROL Group companies	34 647	33 360
ORLEN Deutschland AG	6 687	7 646
AB Mazeikiu Elektrine	9 045	10 392
Other	149	149
Total	**102 430**	**103 449**
Total	**131 360**	**132 465**

(all amounts in PLN thousand)

The changes of goodwill in the first half of 2008 and 2007 were as follows:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Goodwill on consolidation, beginning of the period	**29 016**	**27 463**
Increase	**-**	**211**
Etylobenzen Sp. z o.o. in liquidation	-	175
Mazeikiu Group	-	36
Decrease	**(175)**	**-**
Etylobenzen Sp. z o.o. in liquidation	(175)	-
Effect of exchange rate changes	89	34
Goodwill on consolidation, end of the period	**28 930**	**27 708**

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Goodwill on business combination, beginnig of the period	**103 449**	**116 241**
Increase	**-**	**-**
Decrease	**(490)**	**(530)**
ORLEN Deutschland AG	(490)	(530)
Effect of exchange rate changes	(529)	(3 235)
Goodwill on consolidation, end of the period	**102 430**	**112 476**

(all amounts in PLN thousand)

9. Long-term financial assets

a) Available for sale assets*

	Seat	30 June 2008	31 December 2007	Group's interest in capital/ voting rights as at 30 June 2008	Group's interest in capital/ voting rights as at 31 December 2007	Principal activity
		(unaudited)				
Telewizja Familijna S.A. **	Poland – Warsaw	26 004	26 004	11.96%/9.61%	11.96%/9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland – Włocławek	25 203	25 203	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	31 026	31 026	17.95%	14.10%	construction, operation and maintenance of loading stations for liquid fuels
Other		59 875	19 325			
Total		**142 108**	**101 558**			
Impairment allowance for Telewizja Familijna		(26 004)	(26 004)			
Other impairment allowances		(51 280)	(13 232)			
Total impairment allowances		**(77 284)**	**(39 236)**			
Net value of assets available for sale		**64 824**	**62 322**			

b) Investments held to maturity

	Seat	30 June 2008	31 December 2007
Telewizja Familijna S.A. bonds **	Poland – Warsaw	26 000	26 000
Impairment allowance		(26 000)	(26 000)
Net value of investments held to maturity		-	-

c) Derivatives recognized in financial assets designated as hedging instruments – hedge accounting

Interest Rate Swap	**3 396**	-
Total net value of financial assets	**68 220**	**62 322**

* these assets are not classified as assets held for sale in accordance with IFRS 5, they are classified as assets available for sale in accordance with IAS 39.

** On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 30 June 2008 and 31 December 2007 was fully covered by a relevant allowance.

(all amounts in PLN thousand)

10. Investments accounted for using equity method

As at 30 June 2008 and 31 December 2007 the Group's investments accounted for using equity method were as follows:

	Book value as at		Group's interest in capital/voting rights	Group's interest in capital/voting rights	Principal activity
	30 June 2008	31 December 2007	as at 30 June 2008	as at 31 December 2007	
	(unaudited)				
Polkomtel S.A.	658 318	689 550	19.61%	19.61%	rendering mobile telecommunication services
Other	47 832	10 781			
Total	**706 150**	**700 331**			

In accordance with IAS 28 „Investments in associates", condensed financial data comprising total assets and liabilities as at 30 June 2008 and 31 December 2007, revenues, financial expenses and profit for the 6 months period ended 30 June 2008 and respectively 30 June 2007 in Polkomtel S.A. are described below:

Polkomtel S.A. (Selected financial data)

	30 June 2008	31 December 2007
	(unaudited)	
Current assets	1 319 616	1 393 641
Non-current assets	6 944 326	7 065 106
Short-term liabilities	2 767 418	2 742 910
Long-term liabilities	742 472	774 152

	for 6 months ended 30 June 2008	for 6 months ended 30 June 2007
	(unaudited)	(unaudited)
Revenues from sale	4 117 743	3 758 796
Profit from operations	1 011 920	834 717
Profit before tax	970 373	795 427
Income tax expenses	(197 095)	(164 045)
Net profit	773 278	631 382

(all amounts in PLN thousand)

11. Jointly controlled entities, proportionally consolidated

PKN ORLEN owns 50% share in joint-venture company – Basell ORLEN Polyolefins Sp. z o.o., engaged in production, distribution and sale of polyolefines and in Płocki Park Przemysłowo-Technologiczny S.A., engaged in consulting, management and leadership in field of economic activity, holding management, property planning, purchase and sale on its behalf.

As at 30 June 2008 and for the period of 6 months ended 30 June 2008 the Group had the following share in assets, liabilities, revenues and expenses of BOP:

	30 June 2008 (unaudited)
Current assets	600 470
Non-current assets	808 705
Short-term liabilities	374 377
Long-term liabilities	324 525

	for 6 months ended 30 June 2008 (unaudited)
Revenues	769 703
Cost of finished goods, merchandise and raw materials sold	(673 801)
General and administrative expenses	(5 999)
Financial expenses	(14 022)
Profit before tax	61 268
Income tax expense	(11 358)
Net profit	49 910

As at 30 June 2008 and for the period ended 30 June 2008, the Group had the following share in assets, liabilities, revenues and expenses of Płocki Park Przemysłowo-Technologiczny S.A.:

	30 June 2008 (unaudited)
Current assets	21 441
Non-current assets	28 197
Short-term liabilities	17 829
Long-term liabilities	-

	for 6 months Ended 30 June 2008 (unaudited)
Revenues	516
Cost of finished goods, merchandise and raw materials sold	(361)
General and administrative expenses	(1 061)
Financial expenses	(1)
Profit before tax	117
Income tax expense	(24)
Net profit	93

(all amounts in PLN thousand)

12. Other non-current assets

Assets held to maturity, incl.:	30 June 2008 (unaudited)	31 December 2007
Advances for construction in progress	92 394	98 239
Receivables due to financial support granted to employees	213	4 740
Receivables due to sales of property, plant and equipment	1 609	1 762
Receivables due to additional payments to equity	-	45
Other	15 043	6 226
Total	**109 259**	**111 012**

13. Inventory

	30 June 2008 (unaudited)	31 December 2007
Raw materials	6 490 915	5 695 785
Work in progress	964 495	932 056
Finished goods	3 875 011	3 389 941
Merchandise	458 109	347 627
Total	**11 788 530**	**10 365 409**

Entrepreneurs operating on polish fuels market are obliged by the end of 2008 to create mandatory reserves equal to minimum 76-day of average internal day consumption of crude oil and crude oil products.

Additionally Agencja Rezerw Materiałowych ("ARM") is responsible for creating state reserves for crude oil and liquid fuels equal to 14-day consumption of fuels and net import of crude oil in respective year.

Together Polish entrepreneurs and ARM are creating reserves equivalent to not less than 90 days of average day internal consumption of crude oil and crude oil products.

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in Poland are contained in the Minister of Economy Regulation of 24 April 2007 (Official Journal no. 81 item 546, 547).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in the Republic of Lithuania are contained in Regulation no. 1901 of 5 December 2002 regarding approval of construction procedure, collection and maintenance of crude oil-derivatives and oil products warehouses and minimal amounts of crude-oil derivative products (Official Journal, 2002, no.117-5255). Mandatory reserves by the end of 2009 must be maintained for 90 days of the day-average sale of fuels on internal market. Entrepreneurs held 50% of the established obligation, other 50% is created by the State Agency, which is financed from the budget.

In Czech Republic methods of calculation and formation of the mandatory reserves of liquid fuels are contained in Act no 189/1999 "Mandatory reserves of crude oil" published by Czech Republic Parliament at 29.07.1999 and amended by Regulation no. 560/2007 of 24.09.2004. Mandatory reserves are maintained by State Agency for 90 days of net crude oil import and are financed from the budget.
As at 30 June 2008 and 31 December 2007 the value of mandatory reserves in the Group amounted to PLN 5,969,208 thousand and PLN 4,802,805 thousand, respectively.

The inventory allowances amounted to PLN 90,903 thousand as at 30 June 2008 and PLN 54,152 thousand as at 31 December 2007.

As at 30 June 2008 and 31 December 2007 inventories of PLN 243,176 thousand and PLN 223,550 thousand, respectively, were used as a pledge for the Group's loan liabilities.

(all amounts in PLN thousand)

14. Trade and other receivables

	30 June 2008 (unaudited)	31 December 2007
Trade receivables	6 676 507	5 227 759
Excise tax and fuel charge receivables	164 918	185 353
Taxation, duty and social security receivables	501 621	546 961
Receivables due to sale of property, plant and equipment	341	828
Prepayments for construction in progress	411 394	434 073
Receivables due to compensations relating to Mazeikiu Group insurance	148 358	284 895
Dividend receivables	92 513	-
Other receivables	220 952	204 586
Total trade and other receivables, net	**8 216 604**	**6 884 455**
Receivables allowance	542 582	562 558
Total trade and other receivables, gross	**8 759 186**	**7 447 013**

Trade and other receivables include PLN 3,778,946 thousand of amounts denominated in foreign currencies as at 30 June 2008 and PLN 1,079,961 thousand as at 31 December 2007.

Trade receivables result mainly from the sales of finished goods and merchandise.

Trade and other receivables allowances:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Receivables allowances, begining of the period	562 558	591 275
Allowance made during the period	67 900	64 806
Allowance reversed during the period	(76 679)	(56 691)
Allowance used during the period	(14 673)	(15 677)
Effect of exchange rate changes	3 476	(10 146)
Receivables allowances, end of the period	**542 582**	**573 567**

15. Short-term financial assets

	30 June 2008 (unaudited)	31 December 2007
Financial assets at fair value through profit and loss	157 801	85 208
Derivatives recognized in financial assets designated as hegding instruments - hedge accounting	111 416	82 335
Available for sale	308	368
Loans and receivables	10 938	46
Total	**280 463**	**167 957**

(all amounts in PLN thousand)

16. Short-term prepayments

	30 June 2008 (unaudited)	31 December 2007
Operating lease payments	20 097	18 663
Insurance	39 072	75 154
Research and development	5 851	6 723
Payments due to perpetual usufruct of land	12 830	649
Deferred income from commision sales	8 774	2 976
Settlement of long-term contracts	316	1 946
Commissions and financial charges	6 709	7 826
Other prepayments	48 533	32 955
Total	**142 182**	**146 892**

17. Cash and cash equivalents

	30 June 2008 (unaudited)	31 December 2007
Cash on hand and in bank	1 314 084	1 444 788
Other cash (incl. cash in transit)	75 292	39 142
Other monetary assets	-	14 302
Total	**1 389 376**	**1 498 232**
incl.: cash and cash equivalents not available for use	61 592	105 000

18. Assets and liabilities classified as held for sale

The following assets were classified as non-current assets held for sale by the PKN ORLEN Group:

	30 June 2008 (unaudited)	31 December 2007
Shares in AGROBOHEMIE a.s. and Synthesia a.s. [1]	-	159 469
Shares in Celio [2]	10 967	10 559
Other non-current assets [3]	15 189	18 134
Total	**26 156**	**188 162**

[1] Shares in AGROBOHEMIE a.s. and Synthesia a.s. held by UNIPETROL Group (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 31 December 2007. As at 31 December 2007 their carrying amount was PLN 159,469 thousand (CZK 1,183,000 thousand) after impairment allowance, which amounted to PLN 333,084 thousand (CZK 2,470,951 thousand). The shares in AGROBOHEMIE a.s. and Synthesia a.s. were sold at 18 January 2008.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as asset held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2008. The change in the value of shares results from change in exchange rates.

[3] Other non-current assets classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

19. Interest bearing loans and borrowings

		30 June 2008 (unaudited)	31 December 2007
Bank loans	(a)	7 644 790	8 809 266
Borrowings	(b)	4 198	4 285
Debt securities	(c)	1 234 678	1 508 393
Total		**8 883 666**	**10 321 944**
including:			
Short-term		872 546	1 719 223
Long-term		8 011 120	8 602 721

The value of interest-bearing loans and borrowings drawn by the Group as well as debt securities issued by the Group decreased during the first half of 2008 by PLN 1,438,278 thousand, net.

The change in indebtedness level resulted mainly from:

- Repayment of foreign currency loans translated to PLN in the amount of PLN 2,994,728 thousand;
- Repayment of bank loans and borrowings denominated in PLN in the amount of PLN 240,692 thousand;
- Decrease of indebtedness in PKN ORLEN Group concerning debt securities issue in the amount of PLN 636,712 thousand;
- Decrease of indebtedness in PKN ORLEN Group concerning debt securities valuation in the amount of PLN 1,271 thousand;
- Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 599,983 thousand;
- Drawing of bank loans denominated in foreign currencies, translated to PLN in the amount of PLN 2,202,612 thousand;
- Drawing of bank loans and borrowings denominated in PLN in the amount of PLN 494,998 thousand;
- Increase in indebtedness of PKN ORLEN S.A. Group concerning debt securities issue of PLN 337,498 thousand.

a) Bank loans by currency (translated to PLN thousand)

	30 June 2008 (unaudited)	31 December 2007
PLN	812 761	536 896
USD	1 007 267	1 598 638
EUR	5 661 736	6 303 069
CZK	163 026	370 663
	7 644 790	8 809 266

As at 30 June 2008 and 31 December 2007 bank loans and borrowings of PLN 617,158 thousand and PLN 916,500 thousand, respectively, were pledged on the Group's assets.

(all amounts in PLN thousand)

b) Borrowings

	30 June 2008 (unaudited)	31 December 2007
Loan from Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	2 448	2 195
Loan from Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	1 750	2 090
Total	**4 198**	**4 285**

c) Debt securities

	Long-term fixed rate bonds	Long term floating rate bonds	Short-term fixed rate bonds
Nominal value	280 000	750 000	50 000
Book value	418 931	766 048	49 699
Expiration date	28.12.2013	27.02.2012	04.08.2008
Type of security	Unsecured	Unsecured	Unsecured

The Group monitors opportunities to obtain loans and borrowings based on more favorable terms due to changes in market conditions.

The Group has loans both in PLN and foreign currencies, subject mainly to floating interest rates.

In the period covered by these financial statements there were no cases of violating repayments schedule or other terms and conditions of loans' and borrowings' agreements.

20. Provisions

Long-term provisions

	30 June 2008 (unaudited)	31 December 2007
Environmental provision	369 174	369 827
Jubilee and retirement benefits provision	228 947	229 124
Business risk provision	76 487	100 010
Shield programmes provision	55 743	58 021
Other provisions	32 220	42 284
Total	**762 571**	**799 266**

(all amounts in PLN thousand)

Short-term provisions

	30 June 2008 (unaudited)	31 December 2007
Environmental provision	46 987	57 782
Jubilee and retirement benefits provision	28 367	31 147
Business risk provision	466 982	453 265
Shield programmes provision	48 862	69 856
Other provisions	103 617	111 102
Total	**694 815**	**723 152**

The Group has legal obligation to reclaim contaminated land in the area of production plants, petrol stations and warehouse bases. In 2006 and 2007 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by the selected independent experts. The amount of the land reclamation provision was assessed by the Management Board on the basis of the analyses of the independent experts. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.

Potential future changes in regulations and best practice regarding environment protection may influence the amount of the provision in future periods.

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2008	369 827	229 124	100 010	58 021	42 284	799 266
Provision made during the period	1 257	4 073	-	-	761	6 091
Provision used during the period	(225)	(2 806)	-	-	-	(3 031)
Provision reversed during the period	(1 921)	(305)	(18 045)	(2 278)*	(10 709)	(33 258)
Effect of exchange rate changes	236	(1 139)	(5 478)	-	(116)	(6 497)
30 June 2008	**369 174**	**228 947**	**76 487**	**55 743**	**32 220**	**762 571**

* incl. PLN 1,247 thousand of shield programmes provision reclassified from long-term to short-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	345 957	190 264	120 385	99 428	58 158	814 192
Provision made during the period	1 281	14 892	-	-	8 036 *	24 209
Provision used during the period	-	(1 738)	-	-	-	(1 738)
Provision reversed during the period	(2 020)	(288)	(10 174)	-	(10 117)	(22 599)
Effect of exchange rate changes	(2 917)	(742)	(1 771)	-	(1 200)	(6 630)
30 June 2007	**342 301**	**202 388**	**108 440**	**99 428**	**54 877**	**807 434**

* incl. PLN 6,984 thousand of other provisions reclassified from short-term to long-term portion

(all amounts in PLN thousand)

Change in short-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2008	57 782	31 147	453 265	69 856	111 102	723 152
Provision made during the period	134	6 065	18 048	3 574 *	20 241	48 062
Provision used during the period	(10 216)	(8 688)	(2 490)	(23 925)	(13 122)	(58 441)
Provision reversed during the period	(268)	(208)	(204)	-	(14 823)	(15 503)
Effect of exchange rate changes	(445)	51	(1 637)	(643)	219	(2 455)
30 June 2008	**46 987**	**28 367**	**466 982**	**48 862**	**103 617**	**694 815**

* incl. PLN 1,247 thousand of shield programmes provision reclassified from long-term to short-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	108 790	25 550	458 079	24 492	117 116	734 027
Provision made during the period	132	5 060	15 541	-	13 698	34 631
Provision used during the period	(13 374)	(4 647)	(60)	(2 629)	(19 563)	(40 273)
Provision reversed during the period	(537)	(294)	(5 611)	(6 200)	(21 606)*	(34 248)
Effect of exchange rate changes	(206)	(13)	(861)	-	(1 683)	(2 763)
30 June 2007	**94 805**	**25 656**	**467 088**	**15 663**	**88 162**	**691 374**

* incl. PLN 6,984 thousand of other provisions reclassified from short-term to long-term portion

Long-term and short-term provisions, total

30 June 2008	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	369 174	228 947	76 487	55 743	32 220	762 571
Short-term provisions	46 987	28 367	466 982	48 862	103 617	694 815
Total provisions	**416 161**	**257 314**	**543 469**	**104 605**	**135 837**	**1 457 386**

30 June 2007	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	342 301	202 388	108 440	99 428	54 877	807 434
Short-term provisions	94 805	25 656	467 088	15 663	88 162	691 374
Total provisions	**437 106**	**228 044**	**575 528**	**115 091**	**143 039**	**1 498 808**

(all amounts in PLN thousand)

21. Other long-term liabilities

	30 June 2008 (unaudited)	31 December 2007
Finance lease liabilities	69 921	69 842
Unsettled donations received	42 314	44 164
Waranties granted	13 185	10 784
Hedge liability	17 696	983
Other	14 608	14 807
Total	**157 724**	**140 580**

22. Trade and other liabilities and accrued expenses

	30 June 2008 (unaudited)	31 December 2007
Trade liabilities	7 087 063	5 527 911
Excise tax and fuel charge liabilities	982 768	866 135
Value added tax liability	649 321	449 862
Other taxation, duty and social security liabilities	694 807	535 652
Liabilities due to reimbursement of excise tax cost to supliers providing tax warehouse services	315 146	345 292
Liabilities due to acquisition of property, plant and equipment	539 281	803 498
Liabilities due to uninvoiced services	85 554	128 578
Provision for price reduction	73 850	73 369
Dividends liabilities	886 579	1 449
Liabilities due to prepayments for delieveries	25 987	25 838
Payroll liabilities	63 860	62 818
Holiday pay accrual	58 172	43 908
Liabilities due to unrealized points in VITAY loyality programme	31 435	35 309
Provision for contingent liabilities recognised as liabilities in the balance sheet due to acquisition of Mazeikiu, in accordance with IFRS 3 "Business Combination"	3 816	9 100
Special funds	18 354	17 430
Environmental liabilities	9 835	9 507
Accrued wages and salaries	2 145	93 747
Finance lease liabilities	31 746	33 914
Accrued expenses and other liabilities	117 585	117 926
Total	**11 677 304**	**9 181 243**

The VITAY program is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for VITAY gifts.

From June 2006 fuel gift is available for customers in the form of discount of fuel price which is not current expense of VITAY program but decreases fuel sales.

The provision is created for the unrealized amount of points registered on customer's accounts. It is expensed in the period when the points were granted to customers. As a result of changes regarding the substance of fuel gifts, separate provisions are created for fuel and non-fuel gifts.

The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 65% of the value of unrealized points (65% being a ratio for points' realizability).

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 7,990,755 thousand as at 30 June 2008 and PLN 7,439,386 thousand as at 31 December 2007.
The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

(all amounts in PLN thousand)

23. Deffered income

	30 June 2008 (unaudited)	31 December 2007
Subventions *	60 250	46 339
Other	18 189	14 344
Total	**78 439**	**60 683**

* PKN ORLEN Group companies received funds for financing investments in property, plant and equipment from Narodowy Fundusz Ochrony Środowiska and European Regional Development Fund

24. Other short-term financial liabilities

	30 June 2008 (unaudited)	31 December 2007
Liabilities due to purchase of minority share of Mazeikiu	602 864	692 636
Financial liabilities at fair value through profit and loss	125 894	19 522
Other	62	2 815
Total	**728 820**	**714 973**

25. Selected data concerning shareholders' equity (attributed to equity holders of the Parent)

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 30 June 2008 amounted to PLN 534,636 thousand. It was divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 30 June 2008 and 31 December 2007 consisted of the following series of shares:

Share series	Number of shares issued as at 30 June 2007	Number of shares issued as at 31 December 2007	Number of shares authorized as at 30 June 2008	Number of shares authorized as at 31 December 2007
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In Poland, each new issue of shares is labeled as a new series of shares. All of the above series have the exact same rights.

As at the date of change in the accounting principles i.e. first-time adoption of the IFRSs, the share capital, in accordance with IAS 29.24 and 29.25, was revalued on a basis of monthly general price indices by PLN 522,999 thousand. It was presented as share capital revaluation adjustment in the balance sheet.

Share premium is the surplus of the issuance value over the nominal value of shares belonging to series B, C and D. As at the date of change in the accounting principles i.e. first-time adoption of the IFRSs, the premium, in accordance with IAS 29.24 and 29.25, was revalued on a basis of monthly general price indices by PLN 168,803 thousand. It was presented as share premium revaluation adjustment in the balance sheet. Hedging reserve results from valuation of derivative instruments meeting the criteria of cash flows hedge accounting.

The amount of hedging reserve represents the valuation of derivatives meeting cash flows hedge accounting principles.

The amount of foreign exchange differences on subsidiaries from consolidation is influenced by differences on translation of the financial statements of ORLEN Deutschland from EUR into PLN, of Unipetrol from CZK into PLN and of Mazeikiu Group from USD into PLN.

Retained earnings include current period result and undistributed prior period results.

(all amounts in PLN thousand)

26. Minority interest

Minority interest represents part of the net assets of subsidiaries that is not owned, directly or indirectly, by the shareholders of the Parent.

Minority interest by company:

	30 June 2008 (unaudited)	31 December 2007
Unipetrol Group	1 962 834	2 030 020
Anwil Group	333 949	326 940
Rafineria Trzebinia Group	106 711	103 196
Rafineria Nafty Jedlicze Group	46 634	46 722
Inowrocławskie Kopalnie Soli "Solino" S.A.	33 383	30 802
Petrolot Sp. z o.o.	26 285	29 587
Orlen Oil Sp. z o.o.	15 459	15 064
Other	52 149	55 094
Total	**2 577 404**	**2 637 425**

27. Additional notes to statement of cash flows

a) Explanation of differences between changes in the balance sheet positions and changes presented in the statement of cash flows

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(1 330 396)	(605 403)
Change in dividend receivables	92 513	32 065
Change in the Capital Group structure	(24 334)	-
Change in receivables transferred to non-current assets classified as held for sale	-	(32 038)
Change in prepayments for construction in progress	(28 524)	148 743
Change in investment receivables	(640)	(21 100)
Foreign exchange differences	(95 812)	(166 430)
Other	(70 046)	(19 064)
Change in receivables in the statement of cash flows	**(1 457 239)**	**(663 227)**

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in inventories	(1 423 121)	(1 164 715)
Foreign exchange differences	(174 594)	(119 050)
Change in inventories transferred to non-current assets classified as held for sale	-	(7 959)
Other	-	5 140
Change in inventories in the statement of cash flows	**(1 597 715)**	**(1 286 584)**

(all amounts in PLN thousand)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	2 513 205	808 656
Change in investment liabilities	264 217	112 641
Change in dividend liabilities	(885 130)	(57 517)
Change in the Capital Group structure	(12 175)	-
Change in liabilities transferred to liabilities related to non-current assets classified as held for sale	-	(2 087)
Foreign exchange differences	219 959	190 618
Other	11 175	71 087
Change in liabilities and accrued expenses in the statement of cash flows	**2 111 251**	**1 123 398**

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in provisions	(65 032)	(49 411)
Change in deferred tax liabilities related to financial instruments	22 194	(9 788)
Foreign exchange differences	13 730	-
Other	1 554	(1 053)
Change in provisions in the statement of cash flows	**(27 554)**	**(60 252)**

b) Net proceeds from sale of shares in related entities

	for 6 months ended 30 June 2008 (unaudited)
Proceeds from sales of shares	166 160
Sales price	166 232
Net value of sold shares	165 971
Result	262
Net cash and cash equivalents proceeds	166 622

(all amounts in PLN thousand)

28. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Sales to external customers	33 742 338	22 919 704	4 561 762	4 861 345	1 391 883	1 372 527	236 055	444 601			39 932 038	29 598 177
Transactions with other segments	4 207 545	6 171 595	2 079 572	1 995 844	61 715	84 677	747 526	538 043	(7 096 358)	(8 790 159)	-	-
Settlement of hedging transactions	22 773	11 607	73 358	16 737	-	-	-	-			96 131	28 344
Total sales revenues	37 972 656	29 102 906	6 714 692	6 873 926	1 453 598	1 457 204	983 581	982 644	(7 096 358)	(8 790 159)	40 028 169	29 626 521
Total operating expenses	(36 093 630)	(27 875 455)	(6 474 394)	(6 030 639)	(1 298 024)	(1 308 734)	(921 097)	(1 045 680)	7 095 479	8 792 169	(37 691 866)	(27 468 339)
Other operating revenues	129 482	143 883	45 463	28 886	16 813	7 398	34 689	14 325	(12)	-	226 435	194 492
Other operating expenses	(149 070)	(204 084)	(19 507)	(153 918)	(8 101)	(4 544)	(22 332)	(38 273)	-	-	(199 010)	(400 819)
The excess of the fair value of acquired net assets over the acquisition price											-	-
Segment result	1 859 238	1 167 250	266 254	718 255	164 286	151 324	74 841	(86 984)	(891)	2 010	2 363 728	1 951 855
Unallocated revenues of the Group											86 940	15 216
Unallocated expenses of the Group											(239 272)	(300 594)
Profit/(loss) on the sale of all or part of shares of subordinated companies											-	-
Profit from operations											2 211 396	1 666 479
Financial revenues											1 030 860	301 352
Financial expenses											(465 850)	(366 681)
Share in profit from investments accounted for under equity method	(223)	(666)	-	-	366	498	151 627	123 800			151 770	123 632
Profit before tax											2 928 176	1 724 782
Income tax expense											(513 937)	(369 827)
Net profit											2 414 239	1 354 955

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007
Segment assets	32 367 808	30 549 418	7 721 041	7 339 505	2 451 919	2 399 195	4 783 966	5 125 979	(1 361 241)	(1 594 822)	45 983 493	43 819 275
Investments in associates accounted for using the equity method	9 926	10 902	-	-	10 361	9 996	685 863	712 351	-	(32 918)**	706 150	700 331
Assets clasified as held for sale *	15 189	12 780	-	-	-	3 662	-	1 185			15 189	17 627
Unallocated assets clasified as held for sale *											10 967	170 535
Unallocated assets of the Group											1 456 750	1 441 664
Total consolidated assets											48 152 549	46 149 432
Segment liabilities	9 988 048	8 647 834	1 192 385	998 275	506 112	405 351	932 992	738 585	(1 106 885)	(1 585 024)	11 512 652	9 205 021
Liabilities related to assets clasified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Unallocated liabilities of the Group											13 134 432	14 325 044
Total consolidated liabilities											24 647 084	23 530 065

* Detailed information in note 18
** Reclassifications among segments

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Cost incurred to acquire property, plant and equipment and intangible assets	837 582	912 289	353 525	112 332	72 048	30 314	134 485	114 487	1 397 640	1 169 422
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									27 873	42 393
Total cost incurred to acquire property, plant and equipment and intangible assets									1 425 513	1 211 815
Segment depreciation	670 107	661 126	309 973	308 901	70 994	88 776	123 051	127 877	1 174 125	1 186 680
Depreciation of unallocated assets									20 106	14 576
Total depreciation									1 194 231	1 201 256
Non-cash expenses other than depreciation	133 965	198 675	15 962	138 182	5 588	2 415	17 719	26 193	173 234	365 465

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Additions of impairment allowances of assets	(108 645)	(122 695)	(4 923)	(136 180)	(4 075)	(1 218)	(10 513)	(15 262)	(128 356)	(275 355)
Unallocated allowances									(432)	(2 876)
Total additions of impairment allowances of assets									(128 788)	(278 231)
Reversal of impairment allowances of assets	72 076	87 375	20 016	8 155	6 270	1 870	10 731	6 857	109 093	104 257
Unallocated value of reversal of impairment allowances									76	1 549
Total reversal of impairment allowances of assets									109 169	105 806

Impairment allowances of assets by business segments include items recognized in the income statement, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances;
- goodwill impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the refining segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Statement of cash flows by business segments

	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Unallocated	Total
	for 6 months ended	for 6 months ended	for 6 months ended	for 6 months ended	for 6 months ended	for 6 months ended
	30 June 2008	30 June 2008	30 June 2008	30 June 2008	30 June 2008	30 June 2008
Segment result	1 859 238	266 253	164 286	74 841	49 621	2 414 239
Adjustments	(1 248 692)	(101 486)	137 480	139 735	926 466	(146 497)
Net cash provided by operating activities	610 546	164 767	301 766	214 576	976 087	2 267 742
Cash inflows from investing activities	8 761	12 508	12 371	20 342	280 312	334 294
Cash outflows from investing activities	(893 582)	(446 804)	(66 376)	(164 347)	(18 463)	(1 589 572)
Net cash provided by/(used in) investing activities	(884 821)	(434 296)	(54 005)	(144 005)	261 849	(1 255 278)
Net cash (used in) financing activities					(1 121 206)	(1 121 206)
Net change in cash and cash equivalents	(274 275)	(269 529)	247 761	70 571	116 730	(108 742)
Effect of exchange rate changes					(114)	(114)
Cash and cash equivalents, beginning of the period					1 498 232	1 498 232
Cash and cash equivalents, end of the period					1 389 376	1 389 376

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales revenues of the Group by geographical area for the first half of 2008 and for the first half of 2007

	Sales revenues by geographical area	
	for 6 months ended	for 6 months ended
	30 June 2008	30 June 2007
Poland, incl.:	18 070 450	13 512 472
- revenues from operating actvities	17 944 472	13 391 392
- other operating revenues	125 978	121 080
Germany, incl.:	6 222 110	5 311 327
- revenues from operating actvities	6 197 959	5 298 161
- other operating revenues	24 151	13 166
Czech Republic, incl.:	5 000 812	4 012 751
- revenues from operating actvities	4 932 915	3 961 157
- other operating revenues	67 897	51 594
Baltic states (Lithuania, Latvia, Estonia) incl.:	3 735 426	2 592 177
- revenues from operating actvities	3 727 017	2 583 525
- other operating revenues	8 409	8 652
Other countries, incl.:	7 225 806	4 392 286
- Finland	1 060 583	199 441
- Switzerland	1 769 386	736 784
- Denmark	395 606	168 493
Unallocated revenues of the Group*	86 940	15 218
Total sales revenues by geographical area	40 341 544	29 836 231

(all amounts in PLN thousand)

Geographical segments - continued

The table presents segment assets by geographical area.

	Segment's assets by geographical area		Cost incurred to acquire property, plant and equipment and intangible assets by geographical area	
	for 6 months ended		for 6 months ended	
	30 June 2008	31 December 2007	30 June 2008	30 June 2007
Poland	25 887 845	23 391 805	766 473	475 859
Germany	1 200 598	1 212 619	30 757	29 762
Czech Republic	9 451 634	9 607 525	268 881	210 554
Baltic states (Lithuania, Latvia, Estonia)	9 023 264	9 428 439	331 529	453 247
Other countries (not exceeding 5% of total book value)	400 152	178 887	-	-
Investments in associates	706 150	700 331	-	-
Assets classified as held for sale	15 189	17 627	-	-
Unallocated assets classified as held for sale	10 967	170 535		
Unallocated assets of the Group	1 456 750	1 441 664	27 873	42 393
Total	48 152 549	48 149 432	1 425 513	1 211 815

(all amounts in PLN thousand)

29. Financial instruments

a) Financial instruments by categories and classes

Financial instruments by categories

	30 June 2008 (unaudited)	31 December 2007
Financial assets at fair value through profit or loss, incl.:	159 651	85 208
Held for trading, incl.:	159 651	85 208
Derivatives (incl. embedded derivatives)	159 651	85 208
Derivatives recognized in financial assets designated as hedging instruments - hedge accounting	114 813	82 335
Financial assets available for sale	63 309	62 690
Loans and receivables, incl.:	7 183 347	5 749 081
Long-term receivables	16 839	12 773
Loans granted	27 837	18 240
Short-term receivables classified as financial instruments	7 138 671	5 718 068
Cash and cash equivalents	1 389 376	1 498 232
Total assets by categories	**8 910 496**	**7 477 546**

	30 June 2008 (unaudited)	31 December 2007
Financial liabilities at fair value through profit and loss	17 696	19 522
Held for trading, incl.:	17 696	19 522
Derivatives (incl. embedded derivatives)	17 696	19 522
Hedging derivatives - liabilities	125 894	3 798
Other liabilities, incl.:	18 460 479	17 929 412
Short-term liabilities classified as financial instruments	8 946 094	6 889 241
Liabilities due to loans, borrowings and debt securities issued	8 883 666	10 321 944
Other *	630 719	718 227
Total liabilities by categories	**18 604 069**	**17 952 732**
Finance lease liabilities	101 667	103 756
Total financial liabilities	**18 705 736**	**18 056 488**

* including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 602,864 thousand as at 30 June 2008 and PLN 692,637 thousand as at 31 December 2007

(all amounts in PLN thousand)

Financial instruments by classes

	30 June 2008 (unaudited)	31 December 2007
Financial assets		
Stocks and shares in Companies	63 309	62 690
Short-term receivables classified as financial instruments	7 138 671	5 718 068
Loans	27 837	18 240
Assets from valuation of derivatives (forward contracts)	274 464	167 543
Cash and cash equivalents	1 389 376	1 498 232
Long-term receivables	16 839	12 773
Total	**8 910 496**	**7 477 546**
Financial liabilities		
Debt securities liabilities	1 234 678	1 508 393
Loans and borrowings received	7 648 988	8 813 551
Short-term liabilities classified as financial instruments	8 946 094	6 889 241
Derivatives (forward contracts)	143 590	23 320
Finance lease liabilities	101 667	103 756
Other*	630 719	718 227
Total	**18 705 736**	**18 056 488**

* including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 602,864 thousand as at 30 June 2008 and PLN 692,637 thousand as at 31 December 2007

b) Disclosures concerning balance sheet items

Reclassification of assets

In the first half of 2008 and 2007 the Group did not reclassify financial assets measured at cost or amortized cost to financial assets measured at fair value, as well as financial assets measured at fair value, to financial assets measured at cost or amortized cost.

Derecognition of assets

In the period covered by the foregoing financial statements the Group did not transfer any financial assets resulting in the future in the risks or rewards causing liabilities or expenses.

c) Financial assets pledged as collateral for liabilities or contingent liabilities

Financial assets pledged as collateral for liabilities or contingent liabilities

	30 June 2008 (unaudited)	31 December 2007
Cession of receivables	321 914	465 280
Cash in bank pledged as collateral	172 430	190 293

The above-mentioned collaterals concern mostly bank loans of the Group companies and may be taken over by banks in case of lack of payment of principal and interests on due dates. So far, such a situation has not occurred, and there is no risk that it will occur in the near future.

(all amounts in PLN thousand)

Collaterals of financial or non-financial assets held by the Group

The Group does not hold any collateral of financial or non-financial assets, for which it is permitted to sell or repledge the collateral in the absence of default by the owner of the asset subject to collateral.

d) Hedge accounting

Cash flow hedge accounting

The Group hedges its cash flows from operating revenues due to sale of petrochemical and refinery products as well as operating expenses due to purchases of crude oil against changes in exchange rates (EUR/PLN for sale and USD/PLN for purchases and sale). The Group hedges its cash flows connected with investment projects against changes in exchange rates (EUR/PLN, USD/PLN, JPY/ PLN).

All of the above mentioned transactions are accounted for using cash flow hedge accounting. The hedging instruments used are derivatives (forwards and swaps).

Additionally, the Group hedges cash flows from interest payments connected with issuance of bonds denominated in PLN and cash flows from interest payments concerning external financing using interest rate swap (IRS).

Fair value of derivative instruments designated as hedging instruments according to cash flow hedge accounting, planned realization date and planned date of the influence on the result of the hedged cash flow:

- fair value which will be recognized in the income statement at the realization date:

Planned realization date of hedged cash flow	30 June 2008	31 December 2007
	(unaudited)	
2008	81 354	74 943
2009	10 534	-
III quarter 2008 – I quarter 2012	19 342	3 594
Total	**111 230**	**78 537**

- fair value which will be included in the cost of property, plant and equipment at the realization date and recognized in the income statement through depreciation charges in the following periods

Planned realization date of hedged cash flow	30 June 2008	31 December 2007
	(unaudited)	
2008	(19 041)	-
2009	(82 568)	-
2010 and the following years	(20 702)	-
Total	**(122 311)**	-

In the period covered by the foregoing financial statements there was one case of a forecast transaction for which hedge accounting had previously been used, but which is no longer expected to occur. Transactions hedging sales of petrochemical products denominated in EUR for July 2008 for which hedge accounting had previously been used were not realized due to planned standstill of an installation. Consequently, in March 2008 the Group closed sales transactions of EUR with realization date falling in July 2008. The result on realization of these transactions of PLN 8,041 thousand was recognized in the income statement.

Net investment hedge

Starting from the second quarter of 2008 the Group uses net investment hedge. Net investment hedge hedges currency risk of the portion of net investment in a foreign operation that uses USD as its functional currency.

Liabilities due to recognized option to acquire shares of Mazeikiu Group in the amount of USD 284,450 thousand were recognized as an instrument hedging share in net assets of Mazeikiu Group. As at 30 June 2008 fair value of

(all amounts in PLN thousand)

liability amounted to PLN 602,864 thousand. Positive foreign exchange differences resulting from translation of liability into PLN in the amount of PLN 25,598 thousand (net of deferred tax) were recognized in the balance sheet in line "Foreign exchange differences on subsidiaries from consolidation".

e) Fair value of financial instruments

Comparison of the fair value and the carrying amount of financial instruments measured at amortized cost:

	30 June 2008 (unaudited)		31 December 2007	
	Fair value	net book value	Fair value	net book value
Financial assets				
Loans granted	25 747	27 837	14 532	18 240
Other *	16 325	16 839	11 893	12 773
Total	**42 072**	**44 676**	**26 425**	**31 013**
Financial liabilities				
Liabilities due to, issued debt securities	1 228 912	1 234 678	1 502 129	1 508 393
Liabilities due to loans and borrowings	7 581 802	7 648 988	8 780 287	8 813 551
Finance lease liabilities	107 013	101 667	114 862	103 756
Other **	605 766	630 719	657 663	718 227
Total	**9 523 493**	**9 616 052**	**11 054 941**	**11 143 927**

* including non-current receivables
** including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 602,864 thousand as at 30 June 2008 and PLN 692,637 thousand as at 31 December 2007

The above comparison of the carrying amount and the fair value of the financial instruments does not include current receivables and short-term liabilities for which the carrying amount is similar to the fair value.

Methods and assumptions applied in determining fair values of financial instruments presented in the balance sheet at amortized cost

Acquired bonds, granted loans, financial liabilities due to issuance of debt securities as well as loan liabilities are measured at fair value using discounted cash flows method. Future cash flows are discounted using discount factors calculated based on market interest rates (according to quotations of 3-month interest rates available in Reuters as at the balance sheet dates) increased by margins for particular financial instruments.

	30 June 2008 (unaudited)	31 December 2007
WIBOR 3M	6.35%	5.575%
EURIBOR 3M	4.91%	4.540%
LIBOR 3M	2.84%	4.755%
PRIBOR 3M	4.17%	4.160%
VILIBOR 3M	5.6%	6.650%

Methods applied in determining fair values of financial instruments recognized in the balance sheet at fair value

As required by International Financial Reporting Standards, the Group presents in its financial statements derivative instruments measured at fair value.

The Group measures derivative instruments at fair value using models of valuation of financial instruments by reference to generally available exchange rates, interest rates, forward and volatility curves, for currencies and commodity, coming from active markets.

Fair value of shares quoted on active markets is determined based on market quotations.

(all amounts in PLN thousand)

First day profit

As at 30 June 2008 and 31 December 2007 the Group did not hold financial instruments, whose initial amount determined based on valuation techniques would differ from the initial amount recognized in books. The only financial instruments measured using valuation techniques are derivative instruments, for which the difference described above (so called first day profit/ loss) does not exist.

Financial instruments for which fair value cannot be measured reliably

As at 30 June 2008 and 31 December 2007 the Group held shares in entities, whose fair value cannot be measured reliably. There are no active markets for these entities and no comparable transactions in the same instruments.

f) Nature and extent of risks arising from financial instruments

The Group is exposed to the following financial risks:
- credit risk;
- liquidity risk;
- market risks (including currency risk, interest rate risk).

Credit risk

The Group is significantly exposed to credit risk connected above all with trade receivables. Within its trading activity the Group sells products and services with deferred payment term, which may result in the risk that customers will not pay for the products and services delivered by the Group. In order to minimize credit risk and working capital the Group manages the risk by credit limit policies governing granting of credit limits to customers and establishment of pledges of appropriate types.

The standard payment term of receivables connected with the ordinary course of sales is 14-30 days.

Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. In addition, trade receivables are monitored by finance departments on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt recovery procedures implemented as described by the obliging procedures.

Based on the current analysis of receivables the customers were divided into two groups:
- I group – customers with good or very good history of cooperation in a given year;
- II group – other customers.

The division of not past due receivables based on the criterion described above:

	30 June 2008 (unaudited)	31 December 2007
Group I	5 314 422	4 475 692
Group II	1 428 450	786 166
Total	**6 742 872**	**5 261 858**

The aging analysis of financial assets past due, but not impaired as at the balance sheet date

	Current receivables as financial instruments as at 30 June 2008 (unaudited)	Loans granted as at 30 June 2008 (unaudited)	Current receivables as financial instruments as at 31 December 2007	Loans granted as at 31 December 2007
Up to 1 month	311 151	-	404 638	-
1-3 months	40 036	-	23 246	-
3-6 months	21 385	-	4 684	-
6-12 months	17 223	-	9 341	-
Above 1 year	6 004	45	14 301	45
Total	**395 799**	**45**	**456 210**	**45**

(all amounts in PLN thousand)

The concentration of risk connected with trade receivables is limited due to large number of customers with trade credit dispersed in various sectors of the Polish, German, Czech and Lithuanian economy.

Credit risk associated with assets resulting from the positive valuation of derivative instruments is assessed by the Group as low due to the fact that all transactions are concluded with recognized banks.

The measure of credit risk is the maximum exposure to credit risk for each class of financial instruments.

Maximum credit risk exposure	30 June 2008 (unaudited)
Stocks and shares in Companies	63 309
Short-term receivables as financial instruments	7 138 671
Loans granted	27 837
Assets from valuation of forward contracts	274 464
Cash and cash equivalents	1 389 376
Other	16 839
Total	**8 910 496**

Due to cooperation of the Group mainly with recognized Polish and international banks, the risk connected with depositing of cash and cash equivalents is significantly limited.

The Management Board believes that the risk of impaired financial assets is reflected by recognition of an impairment allowance. Information about impairment allowances of particular classes of assets is included in notes describing those assets.

As at 30 June 2008 and 31 December 2007 the Group did not recognize assets obtained as collateral.

Due to changes in payment terms the Group did not recognize impairment loss of receivables as financial instruments in the amount of PLN 1,477 thousand as at 30 June 2008 and PLN 14,376 thousand as at 31 December 2007. Without such changes the Group would recognize in the income statement impairment loss of receivables in the amounts described above.

Liquidity risk

The Group is exposed to liquidity risk associated with financial liabilities and contingent liabilities resulting above all from drawn loans and signed lease agreements. Due to significant number of entities financing the Group as well as because of different payment terms defined in the Group there is no liquidity risk connected with concentration.

The measure of liquidity risk is the degree of matching cash flows (inflows and outflows) – it is analyzed by the Group on a monthly basis in a yearly horizon.

As at 30 June 2008 maximum possible indebtedness due to loans amounted to PLN 13,223,468 thousand, out of which PLN 5,485,896 thousand remained unused. As at 31 December 2007 it was PLN 11,415,274 thousand and PLN 4,309,255 thousand, respectively.

As at 30 June 2008 maximum possible indebtedness (nominal value) due to bond issuance programs amounted to PLN 2,280,000 thousand, out of which PLN 811,206 thousand remained unused. As at 31 December 2007 it was PLN 2,269,600 thousand and PLN 894,000 thousand respectively. The nominal value of bonds issued within the Capital Group amounted to PLN 397,432 thousand as at 30 June 2008. As at 31 December 2007 no bonds were issued by the Capital Group.

As at the balance sheet date open credit lines together with bond issuance programs exceed short-term liabilities decreased by current receivables.

The Parent Company entered into Bond Issuance Programme in order to ensure additional sources of cash required to secure financial liquidity of the Company. Bond issues enable the Company to go out beyond traditional bank market and to gain cash from other financial institutions, companies or natural persons. For the Parent Company the cost of gaining cash is competitive as compared to bank loans. Bond Issuance Programme is also used to manage liquidity within domestic and foreign Capital Group.

(all amounts in PLN thousand)

In order to manage liquidity the Group uses cash pooling system. As at 30 June 2008 the system comprised 25 entities belonging to the Capital Group. As a result of the cash pooling system the Group optimize its financial expenses.

Maturity analysis for financial liabilities

30 June 2008	up to 1 year (unaudited)	1-3 years (unaudited)	3-5 years (unaudited)	above 5 years (unaudited)	Total (unaudited)
Bonds issued – undiscounted value	85 669	71 143	821 240	315 571	**1 293 623**
Loans and borrowings received – undiscounted value	1 179 022	1 001 906	5 186 194	666 942	**8 034 064**
Trade liabilities as financial instruments	8 946 094	-	-	-	**8 946 094**
Net payments due to derivative instruments – gross settled amounts	75 188	50 706	-	17 696	**143 590**
Other financial liabilities	603 127	3 355	1 365	22 872	**630 719**
Total	**10 889 100**	**1 127 110**	**6 008 799**	**1 023 081**	**19 048 090**

31 December 2007	up to 1 year	1-3 years	3-5 years	above 5 years	Total
Bonds issued – undiscounted value	389 083	62 432	807 930	242 486	**1 501 931**
Loans and borrowings received – undiscounted value	1 819 564	916 948	5 608 885	694 084	**9 039 481**
Trade liabilities as financial instruments	6 889 241	-	-	-	**6 889 241**
Net payments due to derivative instruments – gross settled amounts	22 337	983	-	-	**23 320**
Other financial liabilities	692 636	-	-	-	**692 636**
Total	**9 812 861**	**980 363**	**6 416 815**	**936 570**	**18 146 609**

Market risks

The Group is exposed to market risks such as currency risks, interest rate risks, risks of changes in commodity prices and risk of change in prices of CO_2 emission rights.

Market risks management policy

Market risks management in PKN ORLEN Group is performed by entities exposed to such risks to the highest extent such as: PKN ORLEN, Basell ORLEN Polyolefins, ORLEN Asfalt, Anwil as well as UNIPETRTOL and Mazeikiu Refinery.

In the Parent the risk management process functions are based on implemented procedures as well as market risk management policy. In accordance with the policy approved by the Management Board of PKN ORLEN the main purpose of the Company in respect of market risk management is the decrease of volatility of cash flows and potential economic losses arising as a result of events that can have negative influence on the Company's result. Market risk management includes identification, measurement and defining the methods of risk minimizing and encompasses aspects connected with volatility of currency rates, interest rates and commodity prices.
In the Parent the Management Board is responsible for market risk management and compliance with policy adopted in this respect, whereas obligations connected with the process of managing risk reside with particular organizational units. The realization of market risk management policy is regularly monitored by Financial Risk Committee, and periodically also by the Management Board and Supervisory Board.

Risk management process in other entities managing risk, functions based on internal regulations of these entities. PKN ORLEN carries out works aiming at covering major Capital Group companies with the common hedging policy in respect of currency risk and interest rate risk.

In respect of currency exposure the Group hedges revenues and costs denominated or indexed to foreign currencies, cash flows connected with major investments as well as cash flows from financing activities. Operating exposure is hedged in a 12-month horizon. Investment expenditures are hedged separately from the remaining part of the exposure, thus they are not included in receivables and liabilities when operating exposure is calculated.

Within the interest rate risk management the Group aims to decrease volatility of cash flows from interest payments. In respect of interest rate exposure the Parent aims to achieve the ratio of debt based on fixed rate to debt based on floating rate as well as Interest-at-Risk ratio within the level defined in the approved hedging policy. Within the management of risk of changes in commodity prices the Group hedges the price of crude oil in respect of particular deliveries. The Parent is in the course of implementation of hedging policy concerning refinery margin.

In order to hedge market risks the Group uses derivative instruments, including FX forwards, FX swap, interest rate swaps (IRS) and commodity swaps. Some of these transactions were designated as hedging instruments within cash flow hedge accounting. The Group does not allow speculation regardless of accounting treatment applied.

Measurement of market risk

The Group quantifies market risk to which it is exposed. The process of market risk management is supported by prepared simulations (above all scenario analysis, stress-testing analysis) as well as calculated risk measures. Risk measures used are based mainly on mathematical-statistical modeling relying on historical and current market data concerning risk factors and involve current market risk exposure.

One of the risk measures used in the risk management process is EaR – Earnings at Risk (gross profit subject to risk). For a given probability this measure presents minimum value of profit before tax.

- **Currency risk**

The Group is significantly exposed to currency risk resulting from current receivables and short-term liabilities, cash and cash equivalents, investment expenditures encompassing purchases of non-current assets and capital investments as well as liabilities from loans and borrowings denominated in foreign currencies. Currency exposure may be hedged with forwards and swaps.

For USD/PLN exchange rate there is partly a natural hedge, as revenues from sales of products denominated in USD are offset by costs of crude oil purchases denominated in the same currency. In case of EUR/PLN exchange rate, revenues from sales of petrochemical products are denominated in this currency. For this group natural hedging exists to the limited extent (for example interest on loans denominated in EUR, part of investment purchases).

The Group is mainly exposed to changes of EUR/PLN, USD/PLN and CZK/PLN.

(all amounts in PLN thousand)

Sensitivity analysis for currency risk

The influence of financial instruments arising from changes in relevant currencies on profit before tax, hedging reserve and foreign exchange differences on subsidiaries from consolidation in relation to PLN:

	2008 (unaudited)			
	Influence of financial instruments on profit before tax			
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
USD/PLN	+4,2 %	(81 442)	-4,2 %	81 442
EUR/PLN	+3,6 %	(196 875)	-3,6 %	196 875
CZK/PLN	+3,6 %	15 066	-3,6 %	(15 066)
JPY/PLN	+7,0 %	(376)	- 7,0%	376
LTL/PLN	+3,6 %	31	-3,6 %	(31)
Total		**(263 596)**		**263 596**
	Influence of financial instruments on hedging reserve			
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
USD/PLN	+4,2 %	28 230	-4,2 %	(28 230)
EUR/PLN	+3,6 %	58 952	-3,6 %	(58 952)
CZK/PLN	+3,6 %	(904)	-3,6 %	904
JPY/PLN	+7,0 %	21 507	-7,0 %	(21 507)
Total		**107 785**		**(107 785)**
	Influence of financial instruments of foreign operations on foreign exchange differences on subsidiaries from consolidation			
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
USD/PLN	+4,2 %	(101 819)	-4,2 %	101 819
EUR/PLN	+3,6 %	776	-3,6 %	(776)
CZK/PLN	+3,6 %	(18 924)	-3,6 %	18 924
LTL/PLN	+3,6 %	4 428	-3,6 %	(4 428)
Total		**(115 539)**		**115 539**
	Total influence of financial instruments on equity			
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
USD/PLN	+4,2 %	(155 031)	-4,2 %	155 031
EUR/PLN	+3,6 %	(137 147)	-3,6 %	137 147
CZK/PLN	+3,6 %	(4 762)	-3,6 %	4 762
LTL/PLN	+3,6 %	4 459	-3,6 %	(4 459)
JPY/PLN	+7,0 %	21 131	-7,0 %	(21 131)
Total		**(271 350)**		**271 350**

The influence of changes in relevant currencies in relation to PLN on equity due to foreign exchange differences on translation of net investment in foreign entities.

	2008 (unaudited)			
	Sensitivity of net investment in foreign entities*			
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4,2 %	201 707	-4,2 %	(201 707)
PLN/EUR	+3,6 %	12 352	-3,6 %	(12 352)
PLN/CZK	+3,6 %	200 866	-3,6 %	(200 866)
Total		**414 925**		**(414 925)**

* The above analysis concerns sensitivity of total net assets of foreign entities (including sensitivity of financial instruments of foreign entities on foreign exchange differences on subsidiaries from consolidation)

(all amounts in PLN thousand)

Total influence of changes in relevant currencies in relation to PLN on equity including foreign exchange differences on translation of net investment in foreign entities.

2008
(unaudited)

Total influence on equity

	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	148 495	-4,2 %	(148 495)
EUR/PLN	+3,6 %	(125 571)	-3,6 %	125 571
CZK/PLN	+3,6 %	215 028	-3,6 %	(215 028)
LTL/PLN	+3,6 %	4 459	-3,6 %	(4 459)
JPY/PLN	+7,0 %	21 131	-7,0 %	(21 131)
Total		**263 542**		**(263 542)**

The influence of financial instruments arising from changes in relevant currencies on profit before tax, hedging reserve and foreign exchange differences on subsidiaries from consolidation in relation to PLN:

2007

Influence of financial instruments on profit before tax

	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	(107 497)	-4,2 %	107 497
EUR/PLN	+3,6 %	(210 615)	-3,6 %	210 615
CZK/PLN	+3,6 %	(8 513)	-3,6 %	8 513
Total		**(326 625)**		**326 625**

Influence of financial instruments on hedging reserve

	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	13 079	-4,2 %	(13 079)
EUR/PLN	+3,6 %	44 576	-3,6 %	(44 576)
Total		**57 655**		**(57 655)**

Influence of financial instruments of foreign operations on foreign exchange differences on subsidiaries from consolidation

	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	(87 747)	-4,2 %	87 747
EUR/PLN	+3,6 %	(7 841)	-3,6 %	7 841
CZK/PLN	+3,6 %	18 051	-3,6 %	(18 051)
LTL/PLN	+3,6 %	(1 511)	-3,6 %	1 511
Total		**(79 048)**		**79 048**

Total influence of financial instruments on equity

	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	(182 165)	-4,2 %	182 165
EUR/PLN	+3,6 %	(173 880)	-3,6 %	173 880
CZK/PLN	+3,6 %	9 537	-3,6 %	(9 537)
LTL/PLN	+3,6 %	(1 511)	-3,6 %	1 511
Total		**(348 019)**		**348 019**

(all amounts in PLN thousand)

The influence of changes in relevant currencies in relation to PLN on equity due to foreign exchange differences on translation of net investment in foreign entities.

2007				
	Sensitivity of net investment in foreign entities *			
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	253 629	-4,2 %	(253 629)
EUR/PLN	+3,6 %	12 797	-3,6 %	(12 797)
CZK/PLN	+3,6 %	207 323	-3,6 %	(207 323)
Total		**473 749**		**(473 749)**

* The above analysis concerns sensitivity of total net assets of foreign entities (including sensitivity of financial instruments of foreign entities on foreign exchange differences on subsidiaries from consolidation)

Total influence of changes in relevant currencies in relation to PLN on equity including foreign exchange differences on translation of net investment in foreign entities.

2007				
	Total influence on equity			
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
USD/PLN	+4,2 %	159 211	-4,2 %	(159 211)
EUR/PLN	+3,6 %	(153 242)	-3,6 %	153 242
CZK/PLN	+3,6 %	198 810	-3,6 %	(198 810)
Total		**204 779**		**(204 779)**

Variations of currency rates described above were calculated based on historical volatility of particular currency rates.

Sensitivity of financial instruments for currency risk was calculated as a difference between the initial carrying amount of financial instruments (excluding derivative instruments) and their potential carrying amount by increased or decreased exchange rates. In case of derivative instruments, the influence of currency rate variations on fair value was examined at constant level of interest rates.

For other currency risk factors the sensitivity of financial instruments is not material from the Group's point of view.

– **Interest rate risk**

The Group is exposed to risk of volatility of cash flows due to interest rates resulting from granted loans, owned bank deposits as well as liabilities from loans and borrowings based on floating interest rates. The Group owns derivative transactions hedging part of cash flows risk due to interest rates described in note 29 d, for which cash flows hedge accounting is applied.

Hedging of interest rates risk is based on identifying the cash flows exposed to risks of changes of interest rates, resulting from the current map of the Company's exposures.

Interest rate exposure is hedged by interest rate swaps.

The Group is mainly exposed to changes of WIBOR and EURIBOR.

(all amounts in PLN thousand)

Sensitivity analysis for interest rate risk

The influence of financial instruments on profit before tax and equity due to relevant interest rate changes:

Interest rate	Influence on profit before tax		Influence on hedging reserve		Influence on equity	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(unaudited)		(unaudited)		(unaudited)	
Increase in interest rate by assumed variation						
WIBOR +50 p.b.	(12 179)	(12 353)	6 574	356	(5 605)	(17 063)
LIBOR + 50 p.b.	(99)	(68)	-	-	(99)	(68)
EURIBOR + 25 p.b.	(16 867)	(37 024)	834	(842)	(16 033)	(37 866)
PRIBOR + 25 p.b.	(1 139)	(277)	60	-	(1 079)	(277)
VILIBOR +75 p.b.	5	-	-	-	5	-
Total	**(30 279)**	**(49 722)**	**7 468**	**(486)**	**(22 811)**	**(55 274)**
Decrease in interest rate by assumed variation						
WIBOR - 50 p.b.	12 179	12 353	(6 574)	(356)	5 605	17 063
LIBOR - 50 p.b.	99	68	-	-	99	68
EURIBOR - 25 p.b.	16 867	37 024	(834)	849	16 033	37 873
PRIBOR - 25 p.b.	1 139	277	(60)	-	1 079	277
VILIBOR -75 p.b.	(5)	-	-	-	(5)	-
Total	**30 279**	**49 722**	**(7 468)**	**493**	**22 811**	**55 281**

Variations of interest rates described above were calculated based on volatility of interest rates during the period.

The Group does not own financial instruments with fixed interest rates valued in the balance sheet at fair value. The Group measures derivative instruments at fair value.

Sensitivity analysis was calculated on the basis of instruments held as at 30 June 2008 and 31 December 2007, the effect of interest rates changes was presented on annual basis.

The sensitivity of financial instruments for interest rate risk was calculated as arithmetic product of the balance of the balance sheet items sensitive to interest rates (excluding derivative instruments) multiplied by adequate variation of interest rate. In case of derivative instruments, the influence of interest rate variations on fair value was examined at constant level of currency rates.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

- **Risk of changes in commodity prices**

The Group is exposed to changes in commodity prices due to:

- expenditures concerning purchases of crude oil for processing, which depend on the volume of processing, the level of inventory as well as the level of crude oil price on the global market and differential;
- revenues from sales of refinery and petrochemical products, which depend on the volume of sales, the level of prices on the global market.

Aiming risk limitation as at 30 June 2008 the Group owns financial instruments with a balance sheet value of PLN 13,965 thousand, which valuation depends on changes in commodity prices.

- **Risk of prices of CO_2 emission rights**

As far as risk management related to CO_2 emissions rights submission for the period 2008-2012 is concerned, a verification of number of rights granted in the Capital Group was performed, together with regulation of systematic purchase/sale methods depending on recognized shortages/excesses in terms of either intercompany transactions or, depending on the market situation, contract and spot transactions market.

30. Cost by kind

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Materials and energy	(26 275 070)	(17 452 058)
Cost of merchandise and materials sold	(8 310 802)	(6 769 176)
External services *	(1 631 710)	(1 581 729)
Payroll, social security and other employee benefits	(980 141)	(956 678)
Depreciation	(1 194 231)	(1 201 256)
Taxes and charges	(214 629)	(184 125)
Other **	(372 914)	(565 777)
Total	**(38 979 497)**	**(28 710 799)**
Change in inventory position	(781 155)	(533 021)
Cost of products and services for own use	(68 194)	(8 026)
Operating cost	**(38 130 148)**	**(28 169 752)**
Distribution expenses	(1 618 738)	(1 526 527)
General and administrative expenses	(681 461)	(766 612)
Other operating expenses	(219 948)	(427 070)
Cost of finished goods, merchandise and raw materials sold	**(35 610 001)**	**(25 449 543)**

* including research and development expenditure of PLN (8,023) thousand in the period of 6 months ended 30 June 2008 and PLN (8,777) thousand in the period of 6 months ended 30 June 2007

** including other operating expenses

(all amounts in PLN thousand)

31. Other operating revenues and expenses

Other operating revenues

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Profit on sale of non-financial non-current assets	35 169	18 126
Reversal of provisions	41 634	47 718
Reversal of impairment allowances of assets	109 169	105 806
Proceeds from perpetual usufruct of land	30	14
Penalties and compensations earned	90 695	4 008
Other	36 678	34 038
Total	**313 375**	**209 710**

Reversal of impairment allowances of assets

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Receivables	70 595	51 168
Inventory	7 754	22 862
Property, plant and equipment and intangible assets	30 820	31 776
Total	**109 169**	**105 806**

Other operating expenses

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Loss on sale of non-financial non-current assets	(20 458)	(40 348)
Creation of provisions	(31 366)	(27 437)
Impairment allowances of assets	(94 779)	(278 231)
Donations	(5 035)	(4 793)
Nonculpable shortages in non-current assets	(4 877)	(4 131)
Written off receivables	(27 371)	(19 276)
Other	(36 062)	(52 854)
Total	**(219 948)**	**(427 070)**

Impairment allowances of assets

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Property, plant and equipment	(25 487)	(211 550)
Receivables	(59 300)	(46 670)
Inventory	(9 684)	(17 872)
Goodwill and intangible assets	(308)	(2 139)
Total	**(94 779)**	**(278 231)**

(all amounts in PLN thousand)

32. Financial revenues and expenses

Financial revenues

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Interest income	81 892	59 343
Positive foreign exchange surplus	741 961	192 572
Dividends received	4 928	5 768
Profit from sale of shares and other securities	305	-
Decrease in receivables allowances	5 711	5 886
Settlement and valuation of financial instruments	154 026	14 626
Other	42 037	23 157
Total	**1 030 860**	**301 352**

Financial expenses

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Interest expense	(255 367)	(281 790)
Negative foreign exchange surplus	(24 187)	(32 753)
Loss on sale of shares and other securities	(295)	(876)
Increase in receivables allowances	(6 109)	(9 461)
Settlement and valuation of financial instruments	(163 091)	(22 754)
Other	(16 801)	(19 047)
Total	**(465 850)**	**(366 681)**

(all amounts in PLN thousand)

Gains/losses due to financial instruments recognized in financial revenues and expenses by categories

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Net gains/losses due to financial assets at fair value through profit and loss, incl.:	(3 598)	568
Available for sale, incl.:	(3 598)	409
Trade derivatives (incl. embedded instruments)	(3 598)	409
Net gains/losses due to financial assets available for sale, including:	43 326	32 932
Amounts recognized in the income statement	43 326	32 932
Net gains/losses due to held-to-maturity financial assets	2 626	2 554
Net gains/losses due to loans (granted)	1 125	3 722
Net gains/losses due to financial liabilities measured at amortized cost	176 184	(129 741)
Net gains/losses due to current receivables	(112 002)	(21 484)
Net gains/losses due to short-term liabilities	429 835	56 256
Inefficient portion charged to the income statement during the period	389	706
Other	27 125	(10 842)
Total	**565 010**	**(65 329)**

Interest income and expenses by categories

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Total interest income and expenses (accounted for under effective interest rate method) due to financial assets or financial liabilities not at fair value through profit and loss	(202 421)	(238 102)
Income and expenses due to charges (different from amounts taken into account during determining effective interest rate) due to financial assets or financial liabilities not at fair value through profit and loss	7 953	3 681
Income from interests on bank deposits	20 993	11 974
Total	**(173 475)**	**(222 447)**

Financial expenses due to financial assets impairment by classes of financial instruments

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Impairment of shares in Companies	(1 063)	(359)
Impairment of interest on receivables (as financial instruments)	(6 109)	(9 461)
Total	**(7 172)**	**(9 820)**

(all amounts in PLN thousand)

33. Income tax expense

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Current tax	(421 363)	(409 031)
Deferred tax	(92 574)	39 204
Total	**(513 937)**	**(369 827)**

The difference between reported income tax expense in the income statement and the amount calculated based on profit before tax results from the following items:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Profit before tax	**2 928 176**	**1 724 782**
Corporate income tax for 2008 and 2007 by the valid tax rate (19% in Poland)	(556 354)	(327 709)
Differences in rates between Poland and Germany (40%)	(1 083)	(2 258)
Differences in rates between Poland and Czech Republic (24%)	(3 072)	(23 805)
Differences in rates between Poland and Lithuania (15%)	5 963	(13 475)
Fair value measurement of KAUCUK a.s.	-	(19 264)
Valuation of entities accounted for using the equity method	28 836	23 490
Other	11 773	(6 806)
Income tax expense	**(513 937)**	**(369 827)**
Effective tax rate	**18%**	**21%**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o Capital Group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

Due to the fact, that the Group's companies are separate taxpayers, deferred tax assets and deferred tax liabilities must be calculated individually in particular companies. In the result, consolidated balance sheet presents deferred tax assets in the amount of PLN 201,412 thousand as at 30 June 2008 and PLN 233,219 thousand as at 31 December 2007 as well as deferred tax liabilities amounting to PLN 1,542,160 thousand as at 30 June 2008, PLN 1,548,835 thousand as at 31 December 2007.

(all amounts in PLN thousand)

Net deferred tax liabilities as at 30 June 2008 and 31 December 2007 comprise the following positions:

	30 June 2008 (unaudited)	31 December 2007
Deferred tax assets:		
Land reclamation provision	67 851	75 293
Difference between carrying amount and tax base of property, plant and equipment	97 197	94 918
Receivables impairment allowances	19 553	16 285
Cost of jubilee bonuses, retirement benefits and unused holidays	56 245	54 199
Expenses for loyalty program prizes	12 660	14 299
Impairment of property, plant and equipment and intangible assets	25 379	28 644
Non-current financial assets impairment allowances	3 944	1 519
Inventory impairment allowances	24 663	16 426
Cost of liquidation of property, plant, equipment and intangible assets	16 929	7 546
Other provisions	53 539	46 870
Unrealised negative foreign exchange differences	-	(7 577)
Bonds valuation	2 225	16 256
Other renumeration expenses	2 703	17 182
Accrued expenses	20 475	50 771
Other	34 050	38 373
Total deferred tax assets	**437 413**	**471 004**
Deferred tax liabilities:		
Investment relief *	104 827	167 367
Difference between carrying amount and tax base of property, plant and equipment	1 457 258	1 519 709
Unrealised positive foreign exchange differences	111 186	-
Difference in contribution in kind	44 639	44 639
Finance lease treated as operating for tax purposses	23 375	21 412
Financial instruments	24 348	29 587
Other	12 528	3 906
Total deferred tax liabilities	**1 778 161**	**1 786 620**
Deferred tax liabilities, net (Deferred tax liabilities - deferred tax assets)	**1 340 748**	**1 315 616**

* Detailed information in note 37c.

34. Leases

a) The Capital Group as a lessee

Operating lease

As at 30 June 2008 and 31 December 2007 the Group did not posses the non-cancellable operating lease agreements as a lessee. Operating lease agreements (tenancy, rent) regard mainly the lease of tanks, petrol stations, means of transportation and computer equipment. The lease contracts do not contain any clauses concerning conditional liabilities from lease fees. In concluded lease agreements, the general conditions of operating lease are effective, there are no particular restrictions and additional conditions. Most of operating lease agreements do not have any purchase options. In most cases there is the possibility of prolongation of the agreement. The lease fees, resulting mainly from tenancy and rent agreements, expensed in the period amounted to PLN 105,085 thousand in the period of 6 months ended 30 June 2008 and adequately PLN 125,489 thousand in the period of 6 months ended 30 June 2007.

Finance lease

As at 30 June 2008 the Group possesses the finance lease agreements as lessee. The finance lease agreements relate mainly to the lease of buildings, technical equipment and machines as well as means of transportation.

In concluded lease agreements, the general conditions of finance lease are effective, there are no special restrictions nor additional terms of contract. The finance lease contracts do not contain any clauses concerning conditional liabilities from lease fees. In most cases there is the possibility of prolongation of the agreement.

(all amounts in PLN thousand)

Future minimum lease payments under finance lease agreements mentioned above as at 30 June 2008 and 31 December 2007 were as follows:

	30 June 2008 (unaudited)	31 December 2007
Up to one year	34 669	34 971
Between 1 and 5 years	63 728	59 888
Above 5 years	20 826	18 225
Total	**119 223**	**113 084**

Current value of future minimum lease payments under financial lease agreements mentioned above as at 30 June 2008 and 31 December 2007 were as follows:

	30 June 2008 (unaudited)	31 December 2007
Up to one year	33 614	29 087
Between 1 and 5 years	54 074	49 406
Above 5 years	15 434	12 874
Total	**103 122**	**91 367**

The difference between total amount of future minimum lease payments and their current value results from the discount of lease payments by the interest rate implicit in the agreement.

As at 30 June 2008 and 31 December 2007 the net carrying amount for each class of assets was as follows:

	30 June 2008 (unaudited)	31 December 2007
Intangible assets	**12**	**4**
Computer software	12	4

	30 June 2008 (unaudited)	31 December 2007
Property, plant and equipment	**186 475**	**182 903**
Buildings, premises as well as land and water engineering objects	16 763	15 551
Technical equipment and machines	49 182	54 932
Means of transportation	120 138	112 218
Other	392	202

b) The Group as a lessor

Operating lease

As at 30 June 2008 and 31 December 2007 the Group did not posses the non-cancellable operating lease agreements as a lessor. Operating lease agreements regard the lease of machinery, equipment, buildings and land owned by the Group. Most of the agreements were concluded for an indefinite period.

Finance lease

As at 30 June 2008 the Group possesses the finance lease agreements as a lessor regarding the lease of distributors. The agreements were concluded for a definite period.

(all amounts in PLN thousand)

Gross investments in the lease due as at 30 June 2008 and 31 December 2007 were as follows:

	30 June 2008	31 December 2007
Up to one year	29	29
Between 1 and 5 years	2	17
Total	**31**	**46**

Present value of minimum lease payments due to finance lease agreements mentioned above as at 30 June 2008 and 31 December 2007 were as follows:

	30 June 2008	31 December 2007
Up to one year	27	26
Between 1 and 5 years	3	16
Total	**30**	**42**

As at 30 June 2008 the Group did not recognize in the income statement any contingent lease payments and allowances for receivables concerning minimum lease payments. Due to finance lease there were also no unguaranteed residual values accruing to the benefit of the Group.

Disclosures resulting from IFRS 7 regarding the finance lease are included in note 29 and presented together with other financial instruments.

35. Investment expenditures incurred and planned and commitments resulting from signed investment contracts

Investment expenditures in the first half of 2008 accounted for PLN 1,425,512 thousand, including PLN 113,461 thousand of environmental protection related investments. Planned investment expenditure in the Capital Group in the period of 12 months from the balance sheet date amounts to PLN 6,106,892 thousand, including PLN 740,803 thousand of environmental protection related investments. As at 30 June 2008 future liabilities resulting from signed contracts amounted to PLN 1,110,897 thousand.

36. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants and their other relatives

In the period of 6 months ended 30 June 2008 the Group companies did not grant any advances, borrowings, loans, guarantees, sureties and other agreements obliging to services in behalf of the Company and related entities to managing and supervising persons and their relatives.

As at 30 June 2008 the Group companies did not grant any loans to managing and supervising persons and their relatives.

In the period of 6 months ended 30 June 2008 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

(all amounts in PLN thousand)

b) Transactions with related parties concluded through the supervising persons of the Company and of the Capital Group companies

In the period of 6 months ended 30 June 2008 the supervising persons of the Company and of the Capital Group companies submitted statements on transactions concluded with related parties in extended scope of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	300 090	255 745	33 578	50 517
Natural persons	-	-	-	-

* Transactions in the period of performing duties as supervising persons of the Company

c) Transactions with related parties concluded through the managing persons of the Company and of the Capital Group companies

In the period of 6 months ended 30 June 2008 the managing persons of the Parent Company and the Capital Group companies submitted statements on transactions concluded with related parties in extended scope of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	6	-	

d) Transactions with related parties concluded through members of the key management personnel of the Company and of the Capital Group companies

In the period of 6 months ended 30 June 2008 members of the key executive personnel of the Parent Company and the Capital Group companies submitted statements on transactions concluded with related parties in extended scope of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	48	7	-	-

(all amounts in PLN thousand)

e) Transactions of the Parent Company with related parties in the period of 6 months ended 30 June 2008 and in the period of 6 months ended 30 June 2007 as well as the balance of settlements as at 30 June 2008 and as at 31 December 2007

	Associates accounted for using equity method		Subsidiaries not consolidated		Associates not consolidated	
	2008	2007	2008	2007	2008	2007
Sale	5 518	3 842	2 264	2 064	-	1 198
Purchase	63 258	27 035	38 923	41 474	-	17 480
Short-term receivables gross	93 646	1 650	1 705	719	-	2
Receivables allowances	-	(42)	(201)	(189)	-	(2)
Short-term liabilities	9 866	11 631	13 441	23 066	-	-

Above transactions with related parties include sale and purchase of petrochemical products and purchase of repair, transport and other services.

(all amounts in PLN thousand)

37. Contingent liabilities and risks

a) Guarantees and sureties of the Capital Group in the first half of 2008

	31 December 2007	Increase/ Decrease	30 June 2008	Expiration of guarantee/ surety
guarantees issued by PKN ORLEN Group for the benefits of legal persons related to contractual obligations of PKN ORLEN Group	78 197	11 347	89 544	31.12.2014
customs guarantees issued by the Parent Company as collateral of liabilities to Customs Office due to import of merchandise	3 300	-	3 300	30.06.2009
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	8 438	16	8 454	19.12.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	14 790	(3 950)	10 840	30.09.2008
other	9 467	(8 985)	482	14.09.2010
Total guarantees and sureties:	**114 192**	**(1 572)**	**112 620**	

b) Other contingent liabilities of the Capital Group in the first half of 2008

	31 December 2007	Increase/ Decrease	30 June 2008
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 442 632	54 387	1 497 019
letter of credits	246 655	38 342	284 997
legal cases related to real estates with undefined legal status	34 903	(8 861)	26 042
anti trust proceeding of the Office for Competition and Consumers' Protection **	18 500	-	18 500
legal cases ***	53 338	(42 684)	10 654
Total other contingent liabilities:	**1 796 028**	**41 184**	**1 837 212**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**1 910 220**	**39 612**	**1 949 832**

* including as at 30 June 2008 excise tax guarantee of PKN ORLEN in the amount of PLN 1,041,018 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN in the amount of 348,700 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees.
** detailed information in Note 37 g
*** including the decrease of liability in the amount of PLN 42,000 thousand related to the favourable decision of Arbitration Court in the legal action of Brends Sp. z o.o. against PKN ORLEN S.A..

(all amounts in PLN thousand)

c) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- Investment expenditures incurred in a given tax year (so called investment relief)
- 50% of the previous year's investment relief (so called investment premium).

During the period 2002-2003 the Group companies, in accordance with Polish law, reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

In Lithuania investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to used tax relief, which was improperly calculated and not fully paid within the 5 years period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the years 2001-2005 Mazeikiu Group was taking advantage of the other tax relieves. As at the date of preparation of these financial statements the amount of tax relieves used by Mazeikiu Group amounted to PLN 109,399 thousand. The period of validation of returns resulting from this tax relieves has not yet expired but Mazeikiu Group assesses the risk of return necessity as low.

d) Excise tax and value added contingent liability of Rafineria Trzebinia S.A.

As at the balance sheet date of 30 June 2008 the following tax proceedings and controls are pending in Rafineria Trzebinia S.A.:

- **Tax proceeding in respect of determination of excise tax liability for the period May – September 2004.**

As a result of the Custom Office proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability for the period of May-August 2004 was set at about PLN 60 million. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority regarding the fact that the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with zero PLN rate.

On 5 May 2005, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków quashed the decision of the first instance authority and submitted it for reexamination (so called quashing decisions of the Director of the Customs Chamber in Kraków). On 11 July 2005 Rafineria Trzebinia S.A. submitted a complaint against quashing decisions of the Director of the Customs Chamber in Kraków to the Woivodship Administrative Court in Kraków.

On 28 July 2005 the Head of the Customs Office, without providing any further evidence in the case and without any content-related reference to the objections raised in the appeal, determined an excise tax liability for May-September 2004 at the total amount of about PLN 100 million.

(all amounts in PLN thousand)

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. reappealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005 the Head of the Customs Office in Kraków suspended execution of the decision. On 14 November 2005 the Director of the Customs Chamber in Kraków decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued decisions keeping the first instance authority's decisions in force (so called content-related decisions of the Director of the Customs Chamber in Kraków). On 3 February 2006 Rafineria Trzebinia S.A. submitted a complaint to the Woivodship Administrative Court in Kraków together with a motion to suspend execution of the decisions. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the complained decisions until the case is decided by the Woivodship Administrative Court.

On 6 March 2007 the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable tax liability into installments.

On 6 April 2007 the Management Board of the company appealed to the Director of the Customs Chamber in Kraków against the negative decision of the Head of the Customs Office in Kraków. However on 25 June 2007 the Director of the Customs Chamber in Kraków sustained the decision of the Head of the Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability. A decision dated 2 April 2007 of the District Court in Chrzanów, dismissed this claim.

The first hearings in front of the Woivodship Administrative Court in Kraków, in respect of both quashing decisions of the Director of the Customs Chamber in Kraków and content-related decisions of the Director of the Customs Chamber in Kraków, were held on 12 June 2007. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents. In July 2007 the Woivodship Administrative Court in Kraków issued a decision on its closed sittings to suspend the proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków for the period May – August 2004 until the complaint of Rafineria Trzebinia S.A. against the quashing decisions of the Head of the Customs Office in Kraków for the respective period is examined, stating that the verdict on that case is vital for the proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków.

On 27 August 2007 the Woivodship Administrative Court in Kraków issued a decision on its closed sittings to suspend also the proceedings in respect of the complaint against the content-related decision of the Director of the Customs Chamber in Kraków for September 2004. Rafineria Trzebinia S.A. did not appeal against the decisions.

On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register concerning real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of the Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. The entry was made on repeated motion of the Director of the Customs Chamber in Kraków. Rafineria Trzebinia S.A. appealed against the Court's sentence mentioned above what resulted in the decision issued on 20 December 2007 by the District Court in Kraków on repeal of the above-mentioned mortgages. The sentence of the District Court is legally binding.

On the second hearing on 3 October 2007 the Woivodship Administrative Court in Kraków quashed quashing decisions of the Director of the Customs Chamber in Kraków for the period May – August 2004. The sentence of the Woivodship Administrative Court in Kraków is legally binding. As a result of the sentence mentioned above the proceedings returned to the phase of complaint of Rafineria Trzebinia S.A. against the original decisions of the Head of the Customs Office dated 31 March 2005. Therefore, the proceedings in order to determine the excise tax liability for the period of May – August 2004 are currently at the stage of the complaint against the original decision of the Head of the Customs Office in Kraków dated 31 March 2005 and the complaint to the Woivodship Administrative Court in Kraków against the content-related decisions of the Director of the Customs Chamber in Kraków dated 30 December 2005. Whereas the proceedings in order to determine the excise tax liability for September 2004 are currently at the stage of the complaint against content-related decision of the Director of the Customs Chamber in Kraków

(all amounts in PLN thousand)

On 13 March 2008 Rafineria Trzebinia S.A. submitted a judicial writ to the Director of the Customs Chamber relating to the complaint proceedings pointing at inactivity in this respect and providing new evidence and circumstances of the case. In connection with these proceedings hearing of witnesses was held in the Customs Office in Warsaw in mode of the legal assistance.

On 23-24 June 2008 the Woivodship Administrative Court in Kraków issued a decision on its closed sittings to return to the suspended proceedings in respect of the complaint against the content-related decisions of the Director of the Customs Chamber in Kraków for the period May – August 2004.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the proceedings in progress concerning excise tax for technological oils, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A. As a result there is no provision related to the case in these consolidated financial statements for the period ended 30 June 2008.

- **Control proceedings in respect of reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period January - April 2004.**

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Director of the Tax Control Office in Kraków is conducting control proceedings against Rafineria Trzebinia S.A. in respect of reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. Additionally, in May 2006 based on the decision of the Director of the Tax Control Office tax control proceedings in respect of reliability of calculation and settlement of value added tax and excise tax for the period January - April 2004 were instituted.

Control proceedings for 2002

On 5 December 2007, as a consequence of control proceedings, the Tax Control Office issued the result of tax control in relation to excise tax for 2002 stating that the excise tax settlements carried out by Rafineria Trzebinia were correct and decision related to value added tax for 2002 stating understatement of value added tax liability by PLN 10 thousand.

Control proceedings for 2003 and January – April 2004

As at the date of preparation of these financial statements the control proceedings of the Tax Control Office against Rafineria Trzebinia S.A. have not ended yet.

On 3 July 2008 Rafineria Trzebinia received a protocol prepared by the Tax Control Office concerning audit of the company's financial books for the tax year 2003 determining potential additional excise tax liability in the amount of PLN 73,408 thousand. Then, on 23 July 2008 Rafineria Trzebinia received protocol from audit of the accounting books for the period January – April 2004 determining potential additional excise tax liability in the amount of PLN 126,150 thousand. The company raised reservations and additional explanations to this protocol by the legally binding date (similarly to the control for 2002).

On 27 August 2008 the Head of Tax Control Office in Krakow sent a notice informing that a termination date of control proceedings for 2003 and January-April 2004 was set at 31 October 2008.

According to the assessment of the Management Board of the Company, supported by the opinions of recognized tax advisors, there is a high probability that the outcome of the proceedings will be favourable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavourable outcome for Rafineria Trzebinia S.A. has been created in the financial statements for the period ended 30 June 2008.

- **Tax proceedings in respect of determination of value added tax amount for the period January - August 2005.**

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of tax control proceedings in respect of value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of the Tax Office for Małopolska in Kraków decided to institute tax control proceedings in respect of setting value added tax liability for March 2005.

The above proceedings concern intra Community supplies of finished goods and merchandise.

(all amounts in PLN thousand)

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Malopolska in Kraków extending the tax control proceedings in respect of value added tax liability for the period January - August 2005 to 31 October 2007. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Malopolska suspending tax control proceedings in respect of the value added tax liability for the period January - August 2005. Rafineria Trzebinia S.A. submitted a complaint for the above described decision by appealing for complete reversal. On 24 January 2008 the Director of the Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Malopolska. On 31 January 2008 the Head of the Tax Office for Malopolska in Kraków sent the notification indicating a new term to settle the case relating to determination of the value added tax amount for the period January - August 2005. The term was set at 31 March 2008. On 26 March 2008 the Head of the Tax Office for Malopolska in Kraków submitted another notice with a date to settle the case set at 30 May 2008.

On 27 May 2008 the Head of the Tax Office for Malopolska in Kraków sent the notification setting the term to settle the case at 31 July 2008. On 30 July 2008 the Head of the Tax Office for Malopolska in Kraków submitted another notice with a date to settle the case set at 30 September 2008.

As at the date of preparation of the financial statements, the final outcome of the above control proceedings as well as potential impact of tax control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these consolidated financial statements for the period ended 30 June 2008.

- **Tax proceedings in respect of determination of excise tax liability for period November – December 2004**

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings in respect of excise tax liability for the period of November - December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

On 31 May 2007 the Head of the Customs Office in Kraków issued a decision stating the amount of excise tax liability in the amount of approximately PLN 600 thousand. The amount of the tax liability and penalty interest was paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the decision of the Head of the Customs Office in Kraków to the Director of the Customs Chamber in Kraków. The Director of the Customs Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November - December 2004. On 12 October 2007 a complaint was issued to the Woivodship Administrative Court in Kraków.

On 16 April 2008 the hearing in front of the Woivodship Administrative Court in Kraków took place, and as a consequence, an outcome of a dispute favorable for Rafineria Trzebinia S.A. was issued. Currently, as no annulment was submitted by the Director of the Customs Chamber in Kraków, Rafineria Trzebinia S.A. is waiting for the verdict to become binding in order to send files of the case to tax authorities for execution.

- **Decisions in respect of excise tax liability for the period January – February 2007.**

On 25 September 2007 the Director of the Customs Chamber in Kraków issued a decision in respect of excise tax liability for months January - February 2007 requesting at the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued motions to the Head of the Customs Office in Kraków to suspend the decision, and on 15 October 2007 appealed against the decisions. On 28 March 2008 the representative of Rafineria Trzebinia S.A. received notice from the Director of the Customs Chamber in Kraków about setting the term to settle the appeal case. On 28 April 2008 the Director of the Customs Chamber in Kraków issued decisions regarding excise tax liability for January and February 2007 sustaining the first instance authority's decisions in force. Rafineria Trzebinia S.A. submitted a complaint against the above mentioned decisions to the Woivodship Administrative Court in Krakow. On 20 May 2008 execution of the company's liabilities from the bank accounts took place.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 467,006 thousand as at 30 June 2008. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

e) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regard potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the

(all amounts in PLN thousand)

promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on the one hand effective 1 May 2004 Poland became a member of the European Union whereas on the other hand no regulations of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the company in relation to trade of fuels not meeting quality standards defined in the regulation dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1 million imposed on Rafineria Trzebinia S.A. by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example regulation) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by regulations defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the complained decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the complained decision and waived the proceedings due lack of legal substance. The verdict is not legally binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

On 31 May 2007 the response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of the District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the Court of Appeals in Warsaw, VI Civil Department.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw, VI Civil Department took place, during which the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A. was sentenced. The case was accomplished with the decision favorable for Rafineria Trzebinia S.A.
The representative of the Chairman of the Energy Regulatory Office submitted an annulment to the Supreme Court on 10 March 2008. On 28 April 2008 Rafineria Trzebinia S.A. submitted a judicial writ to the Supreme Court applying for dismissal of an annulment.

(all amounts in PLN thousand)

f) Power transfer fee in settlements with ENERGA – OPERATOR S.A. (legal successor of Zakład Energetyczny Płock S.A.)

According to the paragraph 36 of the Regulation of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Regulation a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between ENERGA – OPERATOR S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ENERGA – OPERATOR S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ENERGA – OPERATOR S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand and created a provision for that purpose in the amount of PLN 9,781 thousand.

Court proceedings in which PKN ORLEN S.A. acts as a defendant

In court proceedings in which PKN ORLEN acts as defendant, the Court issued a decision obliging PKN ORLEN to pay a liability connected with the so-called system fee to ENERGA – OPERATOR S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE-Operator S.A. against ENERGA – OPERATOR S.A., where PKN ORLEN is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend the proceedings. On 12 December 2005 the Court of Appeals in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend the proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN a motion applying for undertaking previously suspended proceedings. On 13 September 2007 the Plenipotentiary of PKN ORLEN received a plaintiff's letter standing against undertaking suspended proceedings. On 17 September 2007 the Court rejected undertaking suspended proceedings.

A complaint on the above mentioned decision to reject undertaking suspended proceedings was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw decided to change the complained decision and sentenced undertaking the proceedings.

On 11 February 2008 a judicial writ was sent on behalf of PKN ORLEN, in which, in response to court summons, the defendant referred to circumstances in connection to which witness evidence is planned and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. On 14 March 2008 a plaintiff's letter dated 10 March 2008 was received.

On 9 April 2008 the court hearing of two witnesses of PKN ORLEN took place. The court dismissed motions to permit evidence from court expert opinions. The court consented to defendant's motion to add files from proceedings in front of the Chairman of the Energy Regulatory Office as well as in front of the Court of Competition and Consumer Protection and in front of the Supreme Court to the files of these proceedings. The court postponed the proceedings and set the next seating for 4 June 2008.

On 4 June 2008 the next court sitting took place during which the case was closed and after hearing of statements of both parties the pronouncement of verdict was postponed to 25 June 2008. On 25 June 2008 the District Court pronounced its verdict and dismissed the suit of ENERGA – OPERATOR S.A. entirely as well as sentenced the reimbursement of court proceeding costs of PLN 31 thousand in favor of PKN ORLEN. In verbal explanation of the verdict the Court indicated that the plaintiff did not prove the amount of the damage. On 19 August 2008 the Plenipotentiary of PKN ORLEN has received written explanation of the verdict. On 10 September 2008 ENERGA – OPERATOR S.A. filled an appeal.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 30 June 2008 the provision for liabilities due to ENERGA – OPERATOR S.A. amounts to PLN 60,145 thousand.

(all amounts in PLN thousand)

Court proceedings in which PKN ORLEN S.A. acts as an outside intervener

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating in the case in which PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare their positions in front of the court. The next seating was postponed for an indefinite period. The judicial writ on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the judicial writ of the defendant dated 22 March 2007, in which the defendant supported its statement in the case and claimed to waive the motion of the plaintiff concerning issuance of a partial verdict and motions of evidence raised by the plaintiff.

On 6 April 2007 another judicial writ on behalf of PKN ORLEN as an outside intervener was sent to the Court. In the letter PKN ORLEN supported the motion of the defendant to raise a legal query to the Polish Constitutional Tribunal and explained its statement in this case.

The Company received also the judicial writ of the plaintiff dated 25 April 2007, in which the plaintiff supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, the plaintiff supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 the plaintiff sent the judicial writ in which it sustained and developed conclusions.

On 6 September 2007 the Court issued a decision in which it rejected PKN ORLEN's motion for dismissing a suit for repayment of the amount of PLN 53,969 thousand.

On 14 December 2007 and on 25 February 2008 the next court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued. The decision was postponed till 25 March 2008.

On 25 March 2008 the District Court in Warsaw, XVI Commercial Department pronounced its verdict according to which ENERGA – OPERATOR S.A. is to pay PSE the amount of PLN 62,514 thousand with interest from the dates indicated in the verdict and the amount of PLN 143 thousand as a refund of proceedings costs.

On 26 March 2008 the motion was submitted to the Court to prepare written explanation of the verdict.

On 26 May 2008 the Legal Office received the verdict of the District Court in Warsaw (XVI GC 23/06) together with an explanation. On 10 June 2008 the defendant – ENERGA - OPERATOR S.A. appealed against the entire verdict. PSE Operator responded to the appeal.

The case is awaiting for recognition in front of the Court of Appeals.

g) Anti-trust proceedings

As at the date of the preparation of the financial statements the Group is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

  On 31 December 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 the Plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. The appeal was passed via the Chairman of OCCP, who did not use his right to change his decision and passed the case to the Court of Competition and Consumer Protection in Warsaw (files signature: XVII AmA 54/08). The beginning date of the court proceedings is expected at the end of 2008. Parties of the proceedings are entitled to appeal to the Court of Appeals in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

(all amounts in PLN thousand)

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court entirely annulled the decision of the Chairman of OCCP, which accused PKN ORLEN of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was examined again by the District Court in Warsaw, the Competition and Consumer Protection Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the verdict revoking again the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP was received concerning conclusion of proceedings to take evidence. PKN ORLEN was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumer Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze liquid to radiators "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this liquid). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

  On 29 January 2007 PKN ORLEN appealed against this decision to the District Court in Warsaw, the Consumer and Competition Court. At present, the date of the seating in respect of the appeal has not yet been set.

  The financial statements does not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the current status of proceedings related to PETRYGO these consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 9 July 2008 the Chairman of OCCP instituted anti-trust proceedings in connection with an allegation that PKN ORLEN, Petrol Station Kogut Sp. j. seated in Krasnystaw and MAGPOL B. Kułakowski i Wspólnicy Sp. j. seated in Lechów are using practice limiting competition. That practice is the agreement on the domestic market of trading in engine liquid fuels which results in setting prices of engine liquid fuels by using distribution terms giving PKN ORLEN S.A. the right to set retail prices of engine liquid fuels used by its customers. Such agreement abuse art. 6 par. 1 of the act dated 16 February 2007 (Official Journal of 2007, no. 50, item 331, with later amendments). On 11 August 2008 PKN ORLEN replied to claims of the Chairman of OCCP. Among others, the reply pointed out that according to the Company's policy fuel retail prices at petrol stations are set independently by petrol stations' owners. The Company is about to prepare additional explanations for OCCP regarding these allegations.

h) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol a.s. shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the UNIPETROL Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

(all amounts in PLN thousand)

Agrofert Holding a.s. agreed that PKN ORLEN disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of a contractual penalty of EUR 77,266,500 with interest. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching the terms of the agreements by Agrofert Holding a.s. by among others, allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's Plenipotentiary received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of a compensation for loss related among others to unfair competition, illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interest. The reply to the claim was submitted by the Company's Plenipotentiaries. The arbitration proceedings initiated by this law suit are currently in progress.

As far as the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. is concerned, PKN ORLEN and ConocoPhilips has concluded an agreement on 2 September 2008. Consequently, both sides has taken necessary actions to terminate arbitration proceedings in London.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of these agreements.

i) Risk connected with agreements with Deza a.s.

As the result of the dispute described in the previous financial statements, the Management Board of PKN ORLEN informs that the transfer of 50% of AGROBOHEMIE a.s. shares and 38.79% of Synthesia a.s. shares was concluded on 18 January 2008.

As a result of the transfer of AGROBOHEMIE a.s. and Synthesia a.s. shares from UNIPETROL a.s. to DEZA a.s. both parties reached an agreement. Consequently, all provisions of the agreement concluded between UNIPETROL a.s. and DEZA a.s. were fulfilled, i.e. risk of UNIPETROL a.s. concerning the payment of contractual penalty to DEZA a.s. and potential legal faults on the sales transaction of AGROBOHEMIE a.s. and Synthesia a.s. was eliminated. On 22 January 2008 DEZA a.s. withdrew two legal motions from the Court in Prague. On 14 April 2008 the Court statement about the expiration of two motions of DEZA a.s. became legally binding.

(all amounts in PLN thousand)

j) Shield programmes for employees

The Voluntary Leave Programme (VLP) was launched in PKN ORLEN S.A. to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.

Due to the above, the Company created a provision in the amount of PLN 236,000 thousand in accordance with the resolution of the Management Board no. 2537/05 dated 22 December 2005.

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN subject to restructuring and reorganization processes.

According to the Agreement, an employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of a new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN, for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

As at 30 June 2008 the shield programmes provision amounted to PLN 95,914 thousand.

Restructuring processes in other Capital Group companies has been covered by the provision of PLN 8,691 thousand.

k) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection with receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for reexamination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money

(all amounts in PLN thousand)

compensation. The case (referring to quantity of shares subject to transfer) was revoked to reexamination in front of the District Court in Warsaw.

On the hearing on 12 March 2008 the court decided to postpone the trial and to hear the case on its closed sittings, so as to decide on court expert appointment.

l) Polish tax regulations

The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estate). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.

Beside corporate income tax stated at 19% rate in 2008, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.

Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for PKN ORLEN and Group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on the Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise tax goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax).

In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.

Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reached its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the Group, that conduct business activity in Poland, may be subject to a tax risk.

m) German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.

German tax system is more stable, tax risks connected with business activity are mitigated by the taxpayer's entitlements.

Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.

Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount from 15% up to 42%. Employers are obliged also to pay retirement insurance, health insurance and unemployment fund. Charges are cofinanced by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.

For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Basic corporate income tax rate amounts to 15%. However, it is increased by the so-called solidarity charge (connected with the merger of two German states) amounting to 5.5% of corporate income tax amount (i.e. 0.825% of income) and tax on revenues, which is calculated considering so-called regional factor.

(all amounts in PLN thousand) SEC File

Value added tax is applied to sales of goods and services. Basic rate amounts to 19% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.

Real estate tax is charged on all items of real estate (land and buildings) situated in Germany. There is also a tax on sale of real estate that amounts to 3.5%.

Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

n) Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 24% in 2007. There were significant changes in respect of corporate income tax starting from 1 January 2008. In 2008 corporate income tax rate amounts to 21% and is about to decrease in the following years to 20% (in 2009) and 19% (in 2010). The possibility of tax exemption of income from sales of shares – if particular conditions are met – was also introduced.

Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing. Fee is charged for the issued interpretations.

Czech tax law provides regulations concerning so called "thin capitalization". Starting from 1 January 2008 these regulations will be applied to loans and borrowings connected with "financial costs" (sum of all costs resulting from a borrowing that is interests and other charges) that exceed CZK 1 million.

Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5% and some are exempt from VAT (e.g. insurance, financial, educational or healthcare services).

Legal entity conducting business activity may also be obliged to pay real estate tax, tax on sale of real estate (based on a 3% rate), tax on means of transportation used in business activity and excise tax. Similarly to other EU countries, engine petrol and diesel oils are subject to excise tax.

Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax liabilities may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies may be subject to a tax risk.

o) Lithuanian tax regulations

Entities conducting business activity in Lithuania are subject to regulations in respect of corporate income tax, personal income tax, social security charges, value added tax (VAT), real estate tax, excise tax etc.

Companies registered in Lithuania are obliged to pay taxes on income and capital gains acquired both in Lithuania and abroad. The base rate of corporate income tax is 15% (whereas smaller entities may be charged based on lower rates). Commencing 2007, capital gains on sale of shares that represent at least 25% of total voting rights and were held by at least 2 years prior to the sale are exempt from taxation. In the period 2006-2007 a temporary social tax has been introduced. The rate of the social tax was 4% and 3% in 2006 and 2007, respectively. The social tax base is analogous to tax base used for the purposes of income tax. Since 2008 the tax is no longer in force.

The tax law in Lithuania is severe with regard to transactions with related parties seated both in Lithuania and abroad, therefore maintaining business relationships within market practice is crucial. When there is evidence that the transactions with related parties are inconsistent with market conditions, tax authorities may perform their own assessment of a tax base and a transactional value for taxation purposes.

(all amounts in PLN thousand)

There are two personal income tax rates: 15% and 27% in 2007 and 15% and 24% in 2008. Depending on the type of income, personal income tax may be paid to the budget by companies (if it was earned in these companies) or directly by the person that earned such income.

The application of VAT is based on the Community laws, and concerns primarily sale of goods and services. The base VAT rate is 18%, reduced rates are 9% and 5%, whereas some goods and services are exempt from VAT.

Commencing 2007, a real estate tax rate ranges from 0.3% to 1% (in 2006 it amounted to 1%). The tax is paid based on the cadastre value and applied to real estates located in Lithuania, owned either by Lithuanian or foreign companies.

Production, import and intra Community acquisition of oil-derived products are subject to excise tax. The Lithuanian law in respect of excise tax reflects the regulations of the European Union. Lithuania was among the first EU countries that implemented an advanced system of electronic real-time monitoring of flow of goods subject to excise tax between tax consignment warehouses in Lithuania. Tax regulations in Lithuania may be subject to diverse interpretations by the taxpayers and tax authorities. Tax controls may regard the current reporting period as well as five prior years.

p) Maltese tax regulations

In March 2007 there were significant changes in respect of income tax regulations, aiming at adaptation of domestic law to regulations of the European Union. Despite significant changes, the most important characteristics of Maltese tax system were kept. The tax system in Malta is based on the imputation rule combined with tax return which effectively means a low real tax rate and a high nominal tax rate.

Companies are considered to be Maltese tax resident if they are registered in Malta.

Corporate income tax rate amounts to 35%, however the application of imputation rule combined with a tax credit may lead to effective decrease of tax rate even to approximately 5%, provided that the dividend is paid to the shareholders. In case of companies whose revenues are mainly passive such as license fees or interests, the effective tax rate amounts to approximately 10% (regulation allowing the decrease of the effective interest rate is not applicable to income from real estates located in Malta).

Maltese law does not provide regulations in respect of "thin capitalization". Transfer pricing principles are not strict.

Malta has implemented the European 'Parent-Subsidiary' Directive. Pursuant to the provisions of the Directive, upon completion of certain conditions, dividends and capital gains are exempt from withholding tax. Moreover, Maltese law does not provide withholding tax on revenues from interests and license fees.

VAT is another typical tax related to establishment and conduct of insurance activities in Malta. VAT regulations applicable in the European Union provide that insurance services are exempt from VAT which indicates also that input VAT on goods and services cannot be deducted.

The Maltese VAT system is based on the Community's regulations. VAT is in principle applied to sale of goods and services. The basic VAT rate amounts to 18%, reduced rate is 5%, whereas some goods and services are exempt from VAT.

(all amounts in PLN thousand)

38. Remuneration, together with profit-sharing paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, due or potentially due during the period.

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Remuneration of the Management Board Members of the Parent Company	12 164	15 854
remuneration of the Management Board Members performing the function in the reporting period	7 934	8 234
remuneration of the former Management Board Members	4 230	7 620
Remuneration of the Supervisory Board Members of the Parent Company	519	510
Remuneration of the key executive personnel of the Parent Company *	19 593	21 019
Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries of the Capital Group **	58 439	50 455
Total	**90 715**	**87 838**

* including post-employment benefits of the former key executive personnel of the Parent Company in the amount of PLN 1,545 thousand in the period of 6 months ended 30 June 2008 and PLN 2,675 thousand in the period of 6 months ended 30 June 2007.
** Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries consolidated using proportionate method was presented in 100%.

39. Employment structure

Average employment by groups was as follows:

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Blue collar workers	12 862	13 778
White collar workers	10 249	10 509
Total	**23 111**	**24 287**

Employment level as at 30 June 2008 amounted to 23,206 persons and as at 31 December 2007 amounted to 23,145 persons.

Employment structure in the companies consolidated using proportionate method was presented in 100%.

(all amounts in PLN thousand)

40. Additional information

a) Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of EUR 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 March 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as other Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 28 March 2008 PKN ORLEN has received court verdict, that confirmed the validity of agreement on purchase of shares from TDC Mobile International A/S. The Court of Arbitration sustained Vodafone demand to prohibit Polkomtel's stock book entries to further investigation in relation to shares owned by TDC Mobile International A/S.

The General Shareholders' Meeting of Polkomtel S.A. was held on 28 March 2008. Shareholders decided to pay dividend from net profit realized in 2007. Total dividend amounted to PLN 1,248,245 thousand (equaling PLN 60.89 per share) and will be paid to shareholders in accordance with their share in the share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 244,764 thousand. In accordance with the resolution of the Supervisory Board of Polkomtel S.A. dated 18 December 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 61,904 thousand was paid. In accordance with the decision of the General Shareholders' Meeting the first part of dividend in the amount of PLN 91,410 was paid on 28 May 2008. The second part in the amount of PLN 91,450 thousand will be paid till 27 November 2008.

Share of Polkomtel in the consolidated financial result of the Group in the six-month period ended 30 June 2008 amounted to PLN 151,627 thousand and in the six-month period ended 30 June 2007 to PLN 123,800 thousand.

b) Restructuring process of IKS Solino S.A.

The General Shareholders' Meeting of Inowrocławskie Kopalnie Soli SOLINO S.A. was held on 15 April 2008. Shareholders assented to undertake technical and legal activities preparing the disposal of Salt Processing Unit. Conditions of the sale transaction, including approval of a buyer, would require separate resolution of the General Shareholders Meeting, regarding the sale of organized part of the company.

c) Claims related to the penalty imposed by the European Commission on UNIPETROL a.s.

In November 2006 the European Commission imposed a penalty on Shell, Dow, Eni, Unipetrol and Kaucuk as a result of alleged cartel in the area of production of ESBR (emulsion of polymerized styrene-butadiene caoutchouc). Unipetrol a.s. and Kaucuk a.s., its subsidiary at that time, were jointly imposed a penalty of EUR 17.5 million, which

(all amounts in PLN thousand)

they reimbursed to the European Commission. At the same time both entities appealed to the Court of the First Instance in Luxemburg. Court proceedings are currently in progress.

Following the above decision of the European Commission, Unipetrol a.s. has been served with a claim for damages, which tire producers brought against the members of the ESBR cartel to the Supreme Court of England and Wales. The claimants ask for damages, together with interest, to compensate for their loss suffered as a result of an alleged cartel. The amount claimed is still to be assessed. Unipetrol a.s. challenged the jurisdiction of the British courts to deal with the claim. The challenge of Unipetrol a.s. is pending.

At the same time, the Italian Group Eni, one of the entities fined by the European Commission, initiated a proceeding before a court in Milan in which it seeks a judgment that the ESBR cartel did not exist and no damage occurred as a result thereof. Eni's action has been presented to Unipetrol a.s. The Management Board of Unipetrol a.s. currently considers its position in the proceedings.

d) Niezależny Operator Międzystrefowy Sp. z o.o.

The favorable verdict of the Court of Arbitration regarding sale of shares in NOM to PGE Polska Grupa Energetyczna S.A. imposing on PGE Polska Grupa Energetyczna S.A. the penalty for PKN ORLEN is included in these financial statements. Income from adjudged penalty and trial expenses in the amount of PLN 84,234 thousand was recognized in other operating revenues and interest in amount of PLN 27,066 thousand was recognized in financial revenues in the II quarter of 2008.

41. Subsequent events

a) Sale of shares in Spolana a.s. by PKN ORLEN S.A.

On 31 July 2008 the "Agreement on sale of shares" between PKN ORLEN S.A. and Anwil S.A. was signed. According to the agreement Anwil S.A. purchased 1,022,671 shares representing 13.40% of the share capital of Spolana a.s. seated in Neratovice. Due to the transaction Anwil S.A. raised its share in the share capital of Spolana a.s. to 95.70%.

b) Sale of shares in Paramo a.s. by PKN ORLEN S.A.

On 29 August 2008 the "Agreement on sale of shares" between PKN ORLEN S.A. and Unipetrol a.s. was signed. The settlement of transaction took place on 5 September 2008. As a result of the transaction Unipetrol a.s. purchased 49,660 shares representing 3.73% of the share capital of Paramo a.s. seated in Pardubice in the Czech Republic. Due to the investment Unipetrol a.s. increased its share in the share capital of Paramo a.s. to 91.76%.

c) Agreement signed by PKN ORLEN concerning conditional sale of shares in Petrotel Sp. z o.o.

On 22 September 2008 PKN ORLEN and Telefonia Dialog S.A. seated in Wroclaw ("Telefonia Dialog") signed an agreement ("Agreement") concerning the conditional sale of shares in Petrotel Sp. z o.o. seated in Płock ("Petrotel").

As a result of signing the Agreement PKN ORLEN will dispose of 6,150 shares in Petrotel, with a nominal value of PLN 1 thousand for each share ("Disposed shares") and a total nominal value of PLN 6,150 thousand. The Disposed shares represent 75% of the share capital of Petrotel and 75% of the voting rights at the General Shareholders' Meeting of Petrotel. The price for the Disposed shares amounts to PLN 32,410.5 thousand.

The ownership of the Disposed shares will be transferred to Telefonia Dialog on condition that Petrotel's other shareholders will not use their pre-emption right to purchase the Disposed shares, in accordance with the provisions of Petrotel's Articles of Association and payment of the full amount of the Disposed shares' price. The decision of other shareholders of Petrotel regarding whether or not they will exercise their pre-emption right to purchase the Disposed Shares should be known in around 3 weeks from the day of signing the Agreement.

PKN ORLEN will not have any shares in the share capital of Petrotel once the transaction is closed.

The main business activities of Petrotel are providing a range of services in fixed-line telephony, Internet, tele-technical services and the sale of equipment.

The main business activities of Telefonia Dialog are providing services in traditional fixed-line telephony, access to the Internet and the sale of multimedia services. KGHM Polska Miedź S.A. is 100% owner of Telefonia Dialog.

(all amounts in PLN thousand)

42. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

1. Adjustments regarding valuation of currency liabilities

	Data disclosed in the consolidated financial statements for the I half of 2007	Valuation of currency liabilities	Data disclosed in the consolidated financial statements for the I half of 2008
Financial revenues	269 607	31 745	301 352
Deferred tax	(363 795)	(6 032)	(369 827)

2. Reclassification adjustments between segments influencing previously presented segments' results

	Data disclosed in the consolidated financial statements for the I half of 2007	Change of assignment of sales transaction	Data disclosed in the consolidated financial statements for the I half of 2008
External sales (Refining Segment)	22 897 305	22 399	22 919 704
External Sales (Other operations Segment)	467 000	(22 399)	444 601
Refining segment result	1 144 851	22 399	1 167 250
Other Operations Segment result	(64 585)	(22 399)	(86 984)

3. Adjustment of measurement of hedging instruments

	Data disclosed in consolidated financial statement for 2 quarters of 2008	Adjustment of measurement of hedging instruments	Data disclosed in the consolidated financial statements for the I half of 2008
Financial revenues	1 004 209	26 651	1 030 860
Financial expenses	(528 813)	62 963	(465 850)
Deferred tax	(496 910)	(17 027)	(513 937)
Hedging reserve	61 271	(72 587)	(11 316)

43. Signatures of the Management Board Members

These consolidated financial statements were authorized by the Management Board of the Parent in its seats on 23 September 2008.

....
Dariusz Krawiec
President of the Board

....
Sławomir Jędrzejczyk
Vice-President of the Board

....
Wojciech Kotlarek
Member of the Board

....
Krystian Pater
Member of the Board

....
Marek Serafin
Member of the Board

Płock, 23 September 2008

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Management Board Report on the Operations of the Polski Koncern Naftowy Spółka Akcyjna Group in the first half of 2008

I. CURRENT AND PROJECTED FINANCIAL STANDING OF THE PKN ORLEN CAPITAL GROUP

1.1 Income statement

1.1.1 Revenues

In the I half of 2008 the PKN ORLEN Capital Group (the „ORLEN Group") generated total sales revenues (excluding excise tax) in the amount of PLN 40,028,169 thousand, i.e. by 35.1% more than in the I half of 2007. This increase reflects the total effect of changes in value and volumes in the core business segments of the ORLEN Group.

The increased revenues were recorded in the following segments:
Refining – by 30.5%;
Other operations – by 0.1%.

The decreased sales were recorded in the following segments:
Petrochemical – by 2.3%;
Chemical – by 0.2%.

1.1.2 Profit from operations

The gross profit on sales generated by the ORLEN Group in the I half of 2008 amounted to PLN 4,418,168 thousand and was higher by 5.8% as compared to the profit generated in the I half of 2007. The profit from operations amounted to PLN 2,211,396 thousand and was higher than the profit from operations generated in a respective period of 2007 by 544,917 thousand.

The increase in profit on sales was due to the increased volumes of sales which enabled the Group to mitigate the increased costs of finished goods, merchandise and raw materials sold by PLN 10,160,458 thousand (i.e. 39.9%). The increased profit from operations generated by the ORLEN Group was, among others, due to the higher profit from operations in Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.") and the Mazeikiu Capital Group (the "Mazeikiu Group") by, respectively, PLN 492,989 thousand and PLN 490,832 thousand. The decrease in profit from operations as compared to the respective period of the prior year was noted, among others, in the UNIPETROL Capital Group (the "UNIPETROL Group") by PLN 369,028 thousand.

In the I half of 2008, as compared to the prior year, an increase in the distribution expenses and a drop in general and administrative expenses was noted by, respectively, PLN 92,211 thousand, i.e. 6.0%, and by PLN 85,151 thousand, i.e. 11.1%. The increase in the distribution expenses has resulted from the increase mainly in PKN ORLEN S.A. and in the Mazeikiu Group by PLN 45,127 thousand and by PLN 19,266 thousand respectively. The drop in general and administrative expenses was mainly due to the decrease in PKN ORLEN S.A. and in the Mazeikiu Group by PLN 48,323 thousand and PLN 49,963 thousand, respectively.

On the other operating activities the profit of PLN 93,427 thousand was generated in the I half of 2008 while in the respective period of 2007 the loss was suffered amounting to PLN 217,360 thousand. The positive result on this type of operations recorded in the I half of 2008, as compared to the prior year, was due to reduced costs in the UNIPETROL Group that dropped by PLN 125,227 thousand as a result of a decrease in the non-current assets impairment allowance by PLN 122,786 thousand. In the I half of 2008, EBITDA amounted to PLN 3,405,627 thousand and was higher by PLN 537,892 thousand than that generated last year.

1.1.3 Financing activities

Financial revenues in the I half of 2008 amounted to PLN 1,030,860 thousand and were higher by PLN 729,508 thousand as compared to the respective period of 2007. Concurrently, financial expenses increased by PLN 99,169 thousand as compared to the I half of 2007. Consequently, profit on this type of activity in the I half of 2008 amounted to PLN 565,010 thousand (in the prior year the ORLEN Group noted a loss of PLN 65,329 thousand). The main factor affecting the profit generated on this type of activity was the currency exchange rate. In the I half of 2008 the Polish zloty was highly appreciated, which resulted in high positive exchange differences, which significantly contributed to the increase in financial revenues by PLN 741,961 thousand (PLN 192,572 thousand in the I half of 2007). Concurrently, the costs of negative foreign exchange surplus in the I half of 2008 amounted to PLN 24,187 thousand (PLN 32,753 thousand in the I half of 2007).

1.1.4 Profit before tax, income tax and net result

In the I half of 2008 the ORLEN Group generated profit before tax in the amount of PLN 2,928,176 thousand, i.e. by 69.8% more than in the I half of 2007. The net profit amounted to PLN 2,414,239 thousand and was therefore higher than that realized in the I half of prior year by 78.2%. The net profit attributable to equity holders of PKN ORLEN S.A. amounted to PLN 2,366,868 thousand.

1.2 Balance sheet

As at 30 June 2008, the ORLEN Group balance sheet totalled to PLN 48,152,549 thousand and was higher by PLN 2,003,117 thousand (by 4.3%) as compared to 31 December 2007.

The value of non-current assets decreased as compared to the situation as at 31 December 2007 by PLN 525,568 thousand (i.e. 2.0%) and amounted to PLN 26,257,376 thousand, mostly due to the drop in value of the property, plant and equipment by PLN 490,594 thousand (i.e. 2.0%), intangible assets by PLN 18,473 thousand (i.e. 3.5%) and deferred tax assets by PLN 31,807 thousand (i.e. 13.6%) as compared to 31 December 2007. The abovementioned drop in the I half of 2008 was partly balanced with an increase in long-term financial assets' value by PLN 5,898 thousand (i.e. by 9.5%) and an increase in the value shares held in entities, accounted for using equity method, by PLN 5,819 thousand (i.e. by 0.8%).

As at the end of the I half of 2008, the value of current assets increased up to PLN 21,895,173 thousand from the level of PLN 19,366,488 thousand as at 31 December 2007. The main factors triggering the current assets increase included the incrementing value of inventories by PLN 1,423,121 thousand (by 13.7%) and the increase in trade and other receivables by PLN 1,332,149 thousand (by 19.4%). The increase in inventories and receivables was due to the increase in crude oil and fuel prices. Concurrently, a material decrease in the income tax receivables was noted, namely by PLN 63,519 thousand (by 55.1%), in the value of non-current assets classified as held for sale - by PLN 162,006 thousand (by 86.1%), and in the value of cash and cash equivalents - by PLN 108,856 thousand, i.e. by 7.3% as compared to the prior year.

As at the end of the I half of 2008 the net working capital (current assets minus short-term liabilities except for loans and borrowings) amounted to PLN 8,594,210 thousand where the net working capital as at the end of 2007 amounted to PLN 8,647,048 thousand. This decrease was due to the increased trade and other liabilities and accrued expenses.

The total equity as at 30 June 2008 amounted to PLN 23,505,465 thousand and increased by PLN 886,098 thousand, i.e. by 3.9% as compared to the end of 2007, mainly as a result of an increase in retained profits, by PLN 1,673,156 thousand. The equity was negatively influenced by increased foreign exchange differences on subsidiaries from consolidation in an amount of PLN (-) 632,419 thousand.

The long-term liabilities amounted to PLN 10,473,575 thousand and decreased as compared to the end of 2007 by PLN 617,827 thousand, mainly due to a decrease in long-term loans and borrowings by PLN 591,601 thousand and a decrease in provisions, including deferred tax liabilities, in total by PLN 43,370 thousand.

The short-term liabilities, however, increased from PLN 12,438,663 thousand recognized as at 31 December 2007 to PLN 14,173,509 thousand recognized as at 30 June 2008. As part of the short-term liabilities, the trade and other liabilities and accrued expenses significantly increased by PLN 2,496,061 thousand (by 27.2%) whereas the short-term loans and borrowings decreased by PLN 846,677 thousand (by 49.2%) and the provisions by PLN 28,337 thousand (by 3.9%). The decrease in short-term loans and borrowings has resulted from a reduction of indebtedness of the Mazeikiu Group of PLN 448,750 thousand. As at 30 June 2008, the total indebtedness of the ORLEN Group (loans and borrowings) amounted to PLN 8,883,666 thousand, which means a drop by PLN 1,438,278 thousand as compared to the end of 2007.

1.3 Statement of cash flows

1.3.1 Operating activities

The net cash flows from operating activities increased by PLN 359,105 thousand as compared to the I half of 2007 and amounted to PLN 2,267,742 thousand. The net profit realized in the I half of 2008 was higher than that realized in the I half of 2007 by PLN 1,059,284 thousand with a concurrent increase in the change of receivables by PLN (-) 794,012 thousand and an increase in the change of inventories by PLN (-) 311,131 thousand as well as an increase in the change of liabilities by PLN 987,853 thousand in the analysed periods. The net exchange rate differences recognized in the net profit was higher by PLN (-) 351,851 thousand in the I half of 2008 and amounted to PLN (-) 533,370 thousand while in the I half of 2007 it was PLN (-) 181,519 thousand.

1.3.2 Investing activities

In the I half of 2008 the net cash flows from investing activities amounted to PLN (-) 1,255,278 thousand while in the respective period of the prior year it was PLN (-) 1,421,476 thousand. In the I half of 2008 capital expenditures (spent on the acquisition of property, plant and equipment and intangible assets) amounted to PLN (-) 1,567,119 thousand as compared to PLN (-) 1,427,602 thousand in the I half of the prior year. In the I half of 2008, the interest and dividend received amounted to PLN 102,576 thousand while in the respective period of the prior year – to PLN 199,563 thousand. Moreover, in the I half of 2007, proceeds form sale of short-term securities of PLN 251,142 thousand were earned.

1.3.3 Financing activities

In the I half of 2008 the net cash flows from financing activities amounted to PLN (-) 1,121,206 thousand while in the I half of 2007 it was PLN (-) 583,268 thousand. In the I half of 2008 the proceeds from loans, borrowings and debt securities issued amounted to PLN 3,028,545 thousand and were lower by PLN 695,562 thousand than the proceeds from loans and borrowings obtained in the I half of 2007. In the I half of 2008 the expenditures on repayment of loans, borrowings and repurchase of debt securities as well as interest paid amounted to PLN (-) 4,132,048 thousand and was lower by PLN (-) 163,357 thousand than the respective expenditures made in the I half of 2007.

The total cash flows from particular activities of the ORLEN Group triggered a drop in cash and cash equivalents by PLN 108,742 thousand down to PLN 1,389,376 thousand as at 30 June 2008 (as compared to the cash and cash equivalents as at 30 June 2007 amounting to PLN 2,254,585 thousand).

1.4 Description of significant risk factors and threats

The most important risk factors having an impact on the performance of the ORLEN Group included the following:

Fluctuations in crude oil prices and refinery and petrochemical products margins

In the I half of 2008 the crude oil prices were characterised with a strong upward trend. The crude oil quotations of Brent DTG increased from the level of 90 USD/bbl at the beginning of 2008 to over 140 USD/bbl at the end of June 2008 as a result of too poor supply of crude oil and strong demand for the same. In the I half of 2008 the margin on light heating oil increased by 126.0% up to the level of 195.74 USD/t, diesel oil by 101.8% to 227.84 USD/t and Jet A-1 fuel by 79.7% to reach the level of 279.52 USD/t. Reverse tendencies were recorded in respect of gasolines where margins dropped by 25.2% down to the level of 135.95 USD/t and III heating oil – the drop in margins by 69.9% down to (-) 333.26 USD/t. In the I half of 2008 the economic situation in the petrochemical segment also decreased which was characterised with the drop in margines of almost all products. With respect to basic products provided to PKN ORLEN S.A., i.e. ethylene and propylene, the market noted, respectively, the increase by 9.9% up to the level of 756.77 USD/t and the drop by 4.2% down to the level of 610.42 USD/t as compared to the I half of 2007.

Fluctuations of foreign exchange rates

The fluctuations of foreign exchange rates have a significant impact on the revenues from sales. This mainly relates to PLN/USD and PLN/EUR. The revenues and gains are mainly dependent on the value of PLN against foreign currencies due to shaping prices on the Polish market on the basis of the so-called import parity which consists in establishing prices of refinery and petrochemical products on the basis of European quotations. Additionally, the costs of crude oil and raw materials as well as the costs of debt handling are expressed in foreign currencies. Therefore, the PLN exchange rate changes against foreign currencies affect the result generated by the ORLEN Group. In the I half of 2008 the average PLN/USD exchange rate decreased by 21.1%, down to the level of 2.29, as compared to the I half of 2007 (calculated as the arithmetic average of daily rates determined by the National Bank of Poland from 1 January to 30 June). Concurrently, the average PLN/EUR exchange rate weakened by 9.2%, down to the level of 3.49. The appreciation of PLN arose out of a macroeconomic situation which implies the acceleration of economic growth. The other factors that materially affected the exchange rate include: high production dynamics, increased investment and consumer demand as well as an improved labour market situation.

In the I half of 2008, the average LTL/USD exchange rate dropped by 13.1% down to the level of 2.26 LTL/USD as compared to the I half of 2007. The LTL/EUR exchange rate amounting to 3.45 LTL/EUR remained at the same level as in 2007. In the I half of 2008, the average CZK/USD exchange rate decreased by 22.2% as compared to the prior year, down to 16.48 CZK/USD. Concurrently, the average CZK/EUR exchange rate dropped by 10.5% down to 25.19 CZK/EUR.

Economic growth and unemployment rate

The I half of 2008 witnessed a further acceleration of GDP economic growth. The estimated GDP increase reached the level of 6.0% given 6.5% in the I half of 2007. The economic growth is mainly due to the domestic demand, capital expenditures and a dynamic growth of exports. According to the preliminary data of the Central Statistical Office, in the I half of 2008 exports amounted to EUR 47.5 billion and as compared to the I half of 2007 increased by 17.1%. The advantageous tendencies on the labour market have strengthened. Employment in the I half of 2008 was higher by 5.6% than in the I half of 2007 and the unemployment rate dropped down to 9.6%, i.e. by 2.7 pp. as compared to the prior year. In the Czech Republic and Lithuania the estimated GDP dynamics in the I half of 2008 amounted, respectively, to 4.5% and 6.2% while in the I half of 2007 it was 6.5% and 8.1% respectively. The GDP dynamics in Germany in the I and II quarter of 2008 amounted, respectively, to 1.8% and 3.1% given 3.4% and 2.5% in the prior year. The improved situation on the labour market and favourable macroeconomic tendencies have materially affected the sales level in respect of the ORLEN Group's products.

Inflation

In the I half of 2008 the prices were increasing faster than during the respective period of the prior year. The I half of 2008 saw the inflation of 4.2% as compared to 2.2% in the I half of 2007 (y/y). The consumer goods and services prices increased due to the strong domestic demand. In the Czech Republic and Germany the inflation in the I half of 2008 amounted to 5.4% and to 3.5% as compared to 2.1% and 2.1%, respectively, in the I half of 2007. In Lithuania the average annual inflation amounted in June 2008 to 9.3% as compared to 4.4% in June 2007.

Interest rates

In the I half of 2008 the Polish money market saw the base interest rates rising four times: in January, February, March and June each time by 0.25 pp. As at the end of the I half of 2008 the interest on Lombard credits attained the level of 7.50%, and bill of exchange rediscount rate the level of 6.25% (as at the end of the I half of 2007 it was respectively 6.00% and 4.75%). WIBOR 3M rate increased from the level of 4.31% in the I half of 2007 up to the level of 6.10% in the I half of 2008. In the Czech Republic the interest on Lombard credits as at the end of the I half of 2008 amounted to 4.75% and the bill of exchange rediscount rate – 2.75% (as at the end of the I half of 2007 it was respectively 3.75% and 1.75%). PRIBOR 3M rate increased from 2.67% in the I half of 2007 up to 4.07% in the I half of 2008. In Lithuania the interest on Lombard credits in the I half of 2008 attained the level of 8.06% as compared to 7.94% in the I half of 2007. VILIBOR 3M rate amounted in the I half of 2008 to 5.19% as compared to 4.32% in the I half of 2007. The interest rate for loans on the European market (including German market) EURIBOR 3M rate amounted in the I half of 2008 4.67%, while in the I half of 2007 it equalled 3.94%. The interest rates have directly affected the debt handling costs. Loans and debt securities denominated in PLN represent app. 21% of the total interest liabilities in PKN ORLEN S.A. The remaining part is denominated in EUR, USD and CZK.

Mandatory reserves

Entrepreneurs operating on the Polish fuel market are under obligation to create, by the end of 2008, mandatory reserves in the quantity equivalent to at least the 76-day average daily internal consumption of crude oil and petroleum products. Moreover, the Material Reserves Agency is responsible for creating State reserves of crude oil and liquid fuels in the quantity equal to the 14 day fuel consumption and net imports of crude oil in a given year. In total, Polish entrepreneurs and the Material Reserves Agency create reserves equivalent to at least 90-day average daily internal consumption of crude oil and petroleum products.

The way how the mandatory liquid fuel reserves in Poland are to be created and how the quantities of such reserves are set has been defined in detail in the Ministry of Economy Regulation of 24 April 2007 (Journal of Laws 81 Items 546, 547).

The way how the mandatory liquid fuel reserves in the Republic of Lithuania are to be created and how the quantities of such reserves are set has been defined in detail in Regulation no. 1901 of 5 December 2002 on approving the procedure for the construction, gathering and maintaining warehouses of crude oil derivative products and oils and the minimum quantities of crude oil derivative products (Official Journal, 2002, no. 117-5255). By the end of 2009 the mandatory reserves must be created at the level of 90-day average daily sales of fuels on the internal market. The entrepreneurs are responsible for assuring 50% of these mandatory reserves and the other 50% is secured by the State Agency which obtains funds for this purpose from the State budget.

The way how the mandatory liquid fuel reserves in the Czech Republic are to be created and how the quantities of such reserves are set is regulated by the Act no. 189/1999 "Mandatory reserves of crude oil" issued by the Parliament of the Czech Republic on 29 July 1999 and amended by Regulation no. 560/2007 of 24 September 2004. The

mandatory reserves are maintained by the State Agency at the level of the 90-day net imports of crude oil and are funded from the State budget.

As at 30 June 2008 and 31 December 2007 the value of mandatory reserves in the ORLEN Group amounted respectively to PLN 5,969,208 thousand and PLN 4,802,805 thousand.

For further details regarding the mandatory reserves see Note 13 to the consolidated financial statements.

Fuel consumption

A change of tendencies in the domestic fuel consumption may have a significant impact on the volume of sales of core products of the ORLEN Group's members operating on the Polish market and, thus, it translates to an overall financial situation of PLN ORLEN S.A. On the basis of preliminary data provided by Agencja Rynku Energii S.A. ("ARE") (Power Market Agency), the overall domestic consumption of fuel (gasoline, diesel oil and light heating oil ("LHO")) in the I half of 2008 achieved the level of 7,462 thousand tonnes and was higher than the consumption in the I half of 2007 by approx. 6%.

The consumption of gasoline was maintained at the same level as in the I half of 2007. The stable situation on this market has been achieved due to a fast pace of economic growth and increasing retail prices of diesel oil which has contributed to the increased gasoline demand.

In the I half of 2008 the consumption of diesel oil was higher by almost 11% as compared to the I half of 2007. The development of this market was due to a continuous fast economic growth pace and the relating need for transportation services. The stable factor enhancing the diesel oil consumption increase was also a growing share of diesel motor cars in the Polish car fleet.

The consumption of LHO decreased by almost 12% as compared to the I half of 2007. A slower than in the prior year drop in the domestic consumption of LHO has resulted from a low reference level due to a material cut in illegal use of LHO for traction purposes in 2007 (fuel quality inspections, refunds of agricultural fuel). The falling tendency in the domestic LHO consumption has been continuing since 2005 when the material rise of crude oil prices caused the LHO to become less competitive as the heating fuel than alternative sources of heating energy. Also the weather conditions (high temperatures) in the I quarter of 2008 was a disadvantage.

According to estimates from the German retail market the gasoline consumption in the I half of 2008 amounted to 10,090 thousand tonnes and was lower by 4.2% than this consumption in the I half of 2007. The consumption of diesel oil on the other hand increased by 3.9% up to the level of 5,755 thousand tonnes.

On the basis of the figures coming from the Lithuanian market, the consumption of gasolines in the I half of 2008 decreased by 5.5% and achieved the level of 197 thousand tonnes. The opposite tendencies occurred in respect of diesel oil the consumption of which increased by 4.7% and equalled 531 thousand tonnes.

Fuel import

According to the estimates of ARE, in the I half of 2008 the total imports of fuels to Poland dropped, as compared to the I half of 2007, by 115 thousand tonnes, i.e. by 7%. The gasoline imports decreased by 13% and achieved the level of 316 thousand tonnes, which represents approx. 21% of the overall fuel imports. In the I half of 2008 the biggest gasoline imports were from Germany (approx. 54%), Slovakia (approx. 28%) and Hungary (approx. 14%).

It is estimated that in the I half of 2008 approx. 1,188 thousand tonnes of diesel oil were imported to Poland, i.e. 5% less than in the I half of 2007. The import of this type of fuel represented almost 79% of the total volume of fuel imports. The biggest imports of diesel oil came from Germany (44%), Finland (17%) and Slovakia (10%).

According to ARE, the overall imports of light heating oil in the I half of 2008 amounted to 4 thousand tonnes (while a year before it was 7 thousand tonnes). In the I half of 2008, LHO was imported from Germany (71%) and Lithuania (29%).

Amendments to Applicable Laws

The European Union power summit, which was held in March 2007, identified new goals and formulated new challenges for member states in the area of biofuels. It follows from the arrangements agreed that in 2020 the share of recoverable power should be as high as 20 power percent and for biofuels in transport 10 power percent. The fuel directive, which is being amended provides for new standards for fuels with the possibility to use biocomponents in

fuels up to 10 vol. (currently, up to 5 vol.). Thus, the fuel concerns will have to increase biocomponents in fuels introduced in the market. In accordance with the Act on Biocomponents and Liquid Biofuels of 25 August 2006 the fuel producers will be obliged to implement the National Target Ratio (NTR) in respect of the biocomponents share in fuels.

PKN ORLEN S.A., as a fuel producer, starting from 2008, has been obliged to use biocomponents in fuels to follow the National Target Ratios (NTR). Under the Council of Ministers Regulation on NTR for 2008-2013, PKN ORLEN S.A. is obliged to introduce in 2008 at least 3.45% of biofuels as translated to calorific value, which represents one of the highest levels in the whole European Union. The "Long-term Programme for Promoting Biofuels and Other Recoverable Fuels in 2008-2014" adopted by the Council of Ministers in July 2007 sets out the strategy and solutions to ensure the increase in production and the use of biocomponents and liquid biofuels in Poland. In accordance with the Council of Ministers Regulation of 15 June 2007 on NTR for 2008-2013, the proposed NTR level increases gradually in subsequent years so as to achieve the level of 5.75 percent in 2010 and, finally, of 7.10 percent in 2013. In order to meet the index of 5.75 percent in 2010, approx. 370 thousand tonnes of ethanol and 620 thousand tonnes of esters will be needed.

Both, the Czech Republic and Lithuania are the European Union member states; therefore they have also introduced their index targets and imposed the obligation on the fuel producers to meet these targets. Both foreign Groups are fully prepared to introduce biocomponents to their fuels. Relevant investments, mainly in the area of logistics, were implemented in these countries. Similarly as in PKN ORLEN S.A., the installations for methyl tert-butyl ether (MTBE) operating in Kralupy and Mazeikiu, were adjusted to manufacture ethyl tert-butyl ether (ETBE). In accordance with the EU directive no. 2003/30/EC, incorporated by the Czech legislature, a limit on biocomponents' share in the overall sales of fuels for engines will be at least 5.75% of the power content in 2010. The preparations of Ceska Rafinérska a.s. to meet the above limits relate to the implementation of two investment projects in Litvinov and Kralupy relating to:

- Dosing of MERO (rapeseed oil methyl ester) to diesel oil in the proportion of maximum 5 volume percent of the total volume of the diesel oil production;
- Adding of bioethanol to gasoline in the proportion of maximum 10 volume percent of the total gasoline volume.

Supplies of crude oil

Under the signed agreements, since the first quarter of 2007 PKN ORLEN S.A. has been supplying crude oil to all its refineries in Poland, the Czech Republic and Lithuania. In the I half of 2008 the crude oil supplies were undisturbed and performed as scheduled. Due to the stoppage of a pipeline supplying crude oil to Lithuania in July 2006 the crude oil to the Mazeikiu refinery has been delivered only by sea. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter.

In July 2008 the company Lanturno appointed by the Russian party to coordinate supplies to the Czech direction has significantly reduced the crude oil supplies to the Czech refineries without quoting official reasons. According to the information provided to the company UNIPETROL a.s., the reduced supplies were caused by technical problems on the Russian part. The decreased crude oil supplies from Russia did not affect the production volume of the UNIPETROL Group and were replaced with the crude oil from domestic reserves and from increased supplies through TAL-IKL pipeline via port in Trieste. On the first days of August 2008 the crude oil supplies were restored to the previous level.

According to the information from the crude oil market it might happen that the volume of crude oil transported via "Druzhba" Pipeline to Poland and the Czech Republic will be reduced in the future (the planned implementation of BPS 2 pipeline project, improving the capacities of Russian sea export). Thus, in order to ensure the safety and stability of supplies to all its refineries and the diversification of sources, in 2007 PKN ORLEN S.A. implemented a project involving technological and economic analysis of the conditions for the diversification of the types of crude oil processed in the Płock refineries enabling an ongoing assessment of usefulness of various types of crude oil for the processing and production of such types of crude oil which are in a given period most attractive in terms of prices. This project, once implemented, will enable a prompt reaction to a fluctuating crude oil market conditions and, among others, to a counteraction to disturbances or limitations, if any, in respect of REBCO oil supplies.

Risk relating to the transfer of part of the assets and liabilities in relation to the acquisition of UNIPETROL a.s. shares

This matter was described in detail in Note 37 to the consolidated financial statements.

The main risk factors in selected entities from the ORLEN Group include:

Mazeikiu Group

- Supplies of crude oil to the Mazeikiu refineries are carried out by sea, due to the suspended transit via Butynga and exclusion of the "Druzhba" Pipeline delivering crude oil to Lithuania in July 2006. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter. Thus, the main target to be achieved is to ensure safety and stability of supplies to all refineries and the diversification of sources enabling a prompt reaction to potential disturbances or limitations relating to REBCO crude oil supplies. To ensure the above, a project is being implemented in the ORLEN Group involving technological and economic analyses of the conditions for the diversification of crude oil types processed in the ORLEN Group refineries, its supplies and composing, if any. The analyses conducted for the Manufacturing Plant in Płock were implemented respectively to fit the needs and technological possibilities of UNIPETROL a.s. and AB Mazeikiu Nafta refineries. Moreover, PKN ORLEN S.A. plans to commence a construction of a product pipeline from the refinery in Mazeikiu to one of the reloading ports of the Baltic Sea. The investment will be launched once the Lithuanian parliament consents to AB Mazeikiu Nafta purchasing shares in the company Klajpedos Nafta, which is a manger of the Klaipeda terminal.

UNIPETROL a.s.

- At the end of 2007 one of the most significant companies on the Czech railway market, Ceske drahy a.s., split to form a cargo shipper, CD Cargo. The newly established CD Cargo's business focuses on approaching new clients and, thus, enhances competition on the railway transport market. This situation should not however have any adverse impact on the situation of the company UNIPETROL DOPRAVA s.r.o., which is still one of the two biggest carriers on the Czech market handling hazardous materials and is constantly working to strengthen its position. The main stress has been put on the necessity to purchase electric locomotives which should improve competitiveness of the company and enhance its cost efficiency.

Anwil S.A.

- The increased production capacities in Asia, specifically in China, triggered changes in the leading PVC producers sales tendencies. China, which is a key player on the PVC market is still planning the implementation of further investments with the aim to increase the production capacities. It is forecast that in 2010 the Chinese economy will be able to process app. 11.6 million tonnes of PVC, which will represent 22% of the overall worldwide demand. The producers' opportunities to market their goods in Asia are constantly deteriorating and therefore, they address their offers to the European markets which enhances competition and significantly affects the level of imports into Polish market, mainly from Germany and Hungary;
- Strong fluctuations of crude oil prices affect the level of prices of all basic raw materials used to produce polymers i.e. ethylene, propylene and benzene. High prices of ethylene adversely affect, however, profitability of the production and sale of PVC;
- The low level of PLN/EUR and PLN/USD exchange rates materially influences the export sales and also enhances competitiveness of import;
- The investments planned by Zakłady Azotowe Kędzierzyn S.A., including the construction of a nitrogen acid installation and the start-up of a new water treatment system may in the future strongly contribute to the competitive position of Anwil S.A. on the artificial fertilizers market;
- The prices of natural gas – a significant increase in prices of the raw material which forms the basis for the production of nitrogen fertilizers and are significant for the production of PVC may adversely affect the results of Anwil S.A. and adjust accordingly the margins obtained in this area. On 11 April 2008 Polskie Górnictwo Naftowe i Gazownictwo S.A. announced that the Power Regulatory Office approved an increase in the gas fuel tariffs and fee rates. The wholesale price of the gas fuel will rise over 15%;
- The forecast increasing need for natural gas on the part of the recipients from the European Union will exceed the production capacities of Gazprom. The shortage suffered by the gas market (approx. 100 billion cubic m) will result from a drop of the Gazprom current production capacities.

Rafineria Trzebinia S.A.

- The following proceedings are still pending relating to the contingent liabilities of Rafineria Trzebinia S.A. concerning excise tax and tax on goods and services:
  - Tax proceedings in respect of determination of excise tax liability for the period May – September 2004;
  - Control proceedings in respect of reliability of calculation and settlement of excise tax and tax on goods and services for 2002, 2003 and the period January – April 2004;

- Tax proceedings in respect of determination of tax on goods and services amount for the period January – August 2005;
- Tax proceedings in respect of determination of excise tax liability arising from excise tax for the period November - December 2004;
- Decisions in respect of excise tax liabilities for the period January – February 2007.

The aforementioned contingent liabilities of Rafineria Trzebinia S.A. were described in more detail in Note 37 of the consolidated financial statements.

- Limitation of the production and sale of parafines was due to the shortage of raw material on the market available at acceptable purchase price.

ORLEN Oil Sp. z o.o.

- Still growing competition on the domestic lubricants market;
- Increase in prices at the base oil market, specifically at the end of the I half of 2008;
- Appreciation of Polish zloty, especially against American dollar has had an adverse impact on profitability of export sales and the refinery margin value.

ORLEN Asfalt Sp. z o.o.

- The oversupply on the domestic asphalt market that occurred in 2008 triggered a strong price competition on this market. Additionally, an increase in the demand to the level of approx. 1.7 – 2.0 million tonnes expected to start in 2009, due to the necessity to adjust Polish regulations on road investments to the European standards in respect of ecological requirements may be postponed by another 1.5 year. The scope of road investments planned for the years 2008-2012 has not changed however. The expected cumulated investments, specifically in relation to express ways and highways will trigger in the years 2010-2012 a rapid growth of demand for modified asphalts;
- The price competition getting stronger on the road asphalt market in Lithuania was due to an aggressive pricing policy implemented by Lotos on this market.

ORLEN Deutschland AG

- Strong competition in 2008 has significantly affected the process of shaping margins on the German fuel market and, therefore, the financial result of ORLEN Deutschland AG. This company will be developing through the implementation of a consistent restructuring process and the expansion of a fuel station network as well as the implementation of the fuel station image improvement programme "Facelifting";
- The financial standing of the company ORLEN Deutschland AG has been significantly affected by an economic situation in Germany, fluctuation of crude oil and fuel prices and stagnation on the volume market in Germany.

ORLEN Gaz Sp. z o.o.

- The Ministry of Finance presenting a draft amendment to the Excise Act providing for an increase in the excise tax rate from PLN 695 to PLN 1100 from 1 January 2009;
- The Act of 16 February 2007 on the Reserves of Crude Oil, Oil Products and Natural Gas and the Way of Conduct in the Situations of Threatened Fuel Safety of the State and Disturbances on the Crude Oil Market (Official Journal of 23 March 2007) which increases the costs of business operation of the LPG sector due to the mandatory fuel reserves.

For further information of risk factors and threats material for the business operations of the PKN ORLEN Group see Note 37 to the consolidated financial statements for the first half of 2008.

1.5 Production

In the I half of 2008 the crude oil processing volume in the PKN ORLEN Group companies amounted to 13,843 thousand tonnes and was by 17.5% higher as compared to the prior year. This positive dynamics was a result of a much higher, by 1.6 million tonnes, processing volume in the Mazeikiu Group.

In the I half of 2008 the volume of crude oil processed in PKN ORLEN S.A. amounted to 7,027 thousand tonnes and was by 6.1% higher as compared to the I half of 2007. The yield from white products amounted to 79.1% and was higher by 4.2 pp as compared to the I half of 2007. In turn, the yield from fuels in the I half of 2008 achieved the level of 64.6% and was higher by 3.9% as compared to the I half of 2007. The more advantageous yields in PKN ORLEN S.A. were obtained due to the better than in the first half of 2007 availability of installations and increased share in the light crude oils processing. Moreover, these factors were also affected by the following:

- A start-up in February 2008, of the Hydrorefining Installation of Diesel Oil from the Gudron Hydrodesulphurisation of a processing capacity of 55 t/h of hydrorafinate, which made possible to use this fraction to produce ready-made diesel oil or light heating oil;
- Realisation of a planned repair standstill of the Reforming VI and Diesel Oil Hydrodesulphurisation VI ("HON VI") installations with the largest scope of repair works since the start-up of the installations in 2000 in the period from 1 to 21 March 2008.

In the I half of 2008 the Olefin Installation II was operating without any major disturbances. From 24 June to 29 July 2008 the Olefin Installation II and all technologically related petrochemical installations underwent the repair standstill.

In December 2007 a reconstruction of the Vacuum Distillation Unit (VDU) was completed in the Mazeikiu refinery which had been destroyed in the fire in October 2006. In February 2007 the operation of Bitumic Distillation Unit (BDU) was launched, which partly replaced the installation destroyed by fire and, therefore, made it possible to limit the damage. The reconstruction of VDU, following the removal of the destroyed unit was started in February 2007. The launch of this unit operation took place on 20 January 2008 after the reconstructed VDU had been connected to other refinery installations. Following the start-up of the reconstructed VDU the processing capacities of the refinery achieved the level from before the fire in October 2006, i.e. of more than 10 million tonnes. In autumn 2007 also a significant general repair was carried out together with the modernisation works. Consequently, also the overhauls and repairs of more than 450 pipelines, 64 units, 16 reactors were carried out.

In order to make the Mazeikiu refinery comply with ecological and quality requirements laid down by the European Union and to save significantly on the consumption of energy an investment programme is being implemented of the total value of USD 1.6 billion. The programme is to be completed in 2012. The programme's basic principles involve the construction of new installations, among others a hydrocracking installation, a visbreaking vacuum distillation installation as well as a propylene emission and an exhaust desulphurization installation at the Heat and Power Generating Plant.

1.6 Indebtedness structure and financial resources management

As at 30 June 2008 the total value of long- and short-term loans, borrowings and issued debt securities in the ORLEN Group amounted to PLN 8,883,666 thousand and was lower by PLN 1,438,278 thousand as compared to the end of 2007. In PKN ORLEN S.A., as at 30 June 2008, a drop of financial indebtedness by 131,540 thousand was noted as compared to the situation as at 31 December 2007.

(in PLN thousand)	Indebtedness		Cash and Cash Equivalents		Net Debt	
	I half of 2008	2007	I half of 2008	2007	I half of 2008	2007
Bank loans	7,644,790	8,809,266				
Borrowings	4,198	4,285				
Debt securities	1,234,678	1,508,393				
According to their maturity:						
Long-term	8,011,120	8,602,721				
Short-term	872,546	1,719,223	1,669,839	1,666,189		
Total	**8,883,666**	**10,321, 944**	**1,669,839**	**1,666,189**	**7,213,827**	**8,655,755**

As at 30 June 2008, the net financial indebtedness in the ORLEN Group dropped as compared to the end of 2007 by PLN 1,441,928 thousand, i.e. down to PLN 7.213.827 thousand. The drop in the net indebtedness affected a net financial debt to equity ratio (loans, borrowings and debt securities in average less cash less short-term securities to equity in average) which has dropped from 37.3% as at 31 December 2007 to 34.4% as at 30 June 2008.

The high borrowing power of the ORLEN Group which provides it with a possibility to draw additional external funds in an inexpensive and relatively quick way, has a positive impact on its financial security. The ORLEN Group takes loans and borrowings both in foreign currencies and in Polish zloty, mainly subject to a floating interest rate. Sience February 2001 a system of fund concentration has been operating within the ORLEN Group. As at 31 December 2007 PKN ORLEN S.A. used a PLN cash-pooling system in two banks and a foreign currency cash-pooling system in one

bank. The work is carried out on an on-going basis to implement to these systems all the ORLEN Group companies in which PKN ORLEN S.A. is a controlling entity.

In its day-to-day operations, PKN ORLEN S.A. uses comprehensive services of highly credible banks, with a considerable equity and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach has made it possible for PKN ORLEN S.A. to reduce banking costs, and improve the structure of banking services. Further activities aiming at further integration and improvement of the conditions of banking services for all the ORLEN Group companies have been undertaken.

Available funds, secured sources of financing and significant borrowing power of PKN ORLEN S.A. fully secure the nearest financial needs relating to capital and property investments. The most important loans in the I half of 2008 in the ORLEN Group include mainly the loans taken up by PKN ORLEN S.A., including:

- long-term multicurrency loan facility of EUR 1 billion granted by the consortium of Polish and international banks in December 2005. The loan period is 5 years from the signing of a loan facility agreement with two extension options, each of one year (in December 2006 and 2007, respectively, PKN ORLEN S.A. took advantage of the extension option and moved the maturity date to December 2012). The loan may be used in four currencies, i.e. EUR, USD, PLN and CZK. Funds from the loan may be allocated to finance current operations of PKN ORLEN S.A.;

- revolving loan facility of EUR 800 million granted by the consortium of eight banks in November 2006. The loan period is 5 years with two extension options, each of one year (in November 2007, PKN ORLEN S.A. took advantage of the first extension option and moved the maturity date to November 2012);

- long-term loan facility in the total amount of EUR 510 million granted by the European Investment Bank (EIB) in 2007. The amount of EUR 210 million was granted by EIB to the investment involving the expansion of the fuel stations chain and environmental protection. Available currencies: EUR, USD, GBP and PLN; repayment period: 9 years with a 3-year grace period. The amount of EUR 300 million was granted by EIB to finance part of the construction costs of the installation to produce paraxylene and terephthalic acid. Available currencies: EUR, USD, GBP and PLN; repayment period: 12 years with a 4-year grace period or a one-off repayment during 8 years from the drawdown date;

- syndicated loan facility of EUR 300 million granted by a consortium of six banks in January 2008. The loan period is 3 years as of the signing of the loan facility agreement, with two extension options, each of one year. The loan may be used in three currencies, i.e. in EUR, USD and PLN;

- two loans for a total amount of EUR 115 million granted by Nordea Bank Polska S.A. in April 2008: the overdraft facility agreement up to EUR 15 million, and the revolving loan facility agreement up to EUR 100 million. The loan period relating to each loan is 3 years. The loans may be used in three currencies, i.e. EUR, PLN and USD.

For further information on the debt structure and loans and debt securities maturity dates see Note 19 of the consolidated financial statements for the I half of 2008.

1.6.1 Contingent liabilities of the ORLEN Group

The total value of contingent liabilities, as at the end of the I half of 2008, increased as compared to the end of 2007 by PLN 39,612 thousand to reach the level of PLN 1,949,832 thousand. The total value of granted guarantees and sureties, as at 30 June 2008 decreased by PLN 1.572 thousand down to PLN 112,620 thousand. In the I half of 2008 the guarantees related to contractual obligations of the ORLEN Group were raised by PLN 11,347 thousand, but the bid and other guarantee deposits dropped in general by PLN 12,935 thousand.

The remaining contingent liabilities as at the end of the I half of 2008 reached the level of PLN 1,837,212 thousand and increased by PLN 41,184 thousand, mainly due to the excise tax deposits to secure excise tax levied on harmonised products stored in warehouses during the suspension procedure and the letter of credit by PLN 92,729 thousand. The contingent liabilities rising out of legal cases decreased, in turn, by PLN 42,684 thousand.

For further information on the issued guarantees and other contingent liabilities see Note 37 of the consolidated financial statements.

1.6.2 Issue of bonds

PKN ORLEN S.A. is a party to Bond Issuance Programme with a debt limit up to PLN 2,000,000 thousand.

Under this agreement PKN ORLEN S.A. issues unsecured bearer bonds. The offer is addressed to institutional investors and not to the public. The banks chose a group of entities from amongst the investors they know to which they address a bond purchase proposal. The proposal may not be addressed to more than 99 entities. Under the programme, the issue of both non-interest bearing (zero-coupon) and interest bearing (coupon) bonds is admissible. The non-interest bearing bonds are issued with a discount for a period from 7 days to 1 year. On interest bearing bonds interest is accrued at a fixed or variable interest rate; these bonds are issued for a period of 1 to 7 years. This is a multi-currency programme, which means that the issues may be in four currencies: PLN, EUR, USD and CZK. Therefore the bonds may be addressed to foreign companies belonging to the ORLEN Group.

Under the program, PKN ORLEN S.A. is allowed to divide the issue into portions and additionally determine dates on which they will be released. It gives an opportunity to manage in a complex way the liquidity of the ORLEN Group. Funds obtained under the issue enable to finance working capital at attractive cost, diversify the sources of PKN ORLEN S.A.'s financing.

In the first half of 2008, under the issuance programme, PKN ORLEN S.A. issued only short-term bonds. In June 2008 the first issue of bonds in EUR took place addressed to PKN ORLEN S.A.'s subsidiary, ORLEN Deutschland AG.

The overall value of bonds issued by PKN ORLEN S.A., as at 30 June 2008, amounted to PLN 1,204 million. The investors are the ORLEN Group members: Anwil S.A., IKS Solino S.A., ORLEN Księgowość Sp. z o.o. and ORLEN Deutschland AG. The yield on bonds was determined in accordance with market conditions.

1.6.3 Financial instruments

The financial instruments are described in detail in Note 29 of the consolidated financial statements.

1.7 Assessment of the feasibility of investment implementation

On 16 November 2007 the Supervisory Board of PKN ORLEN S.A. approved the document "Strategy of the ORLEN Group for the years 2007-2012" which sets a target for the capital expenditures broken down by the ORLEN Group business segments:
- refining segment: PLN 8.4 billion,
- retail segment: PLN 3.2 billion,
- petrochemical segment: PLN 5.8 billion,
- chemical segment: PLN 1.7 billion,
- other operations: PLN 2.2 billion.

One of the elements of the ORLEN Group's strategy involves the internal strengthening of the company through, among others, improving the use of production capacities already installed and the modernisation of assets.

The key investments significant for the development of the ORLEN Group include:
- Development and improvement of the refinery complex in AB Mazeikiu Nafta;
- Paraxylene ("PX") and Terephthalic Acid ("PTA") Complex;
- Diesel Oil Hydrodesulphurisation Complex VII ("HON VII") with Hydrogen Installation;
- Ethylobenzene Installation;
- Modernisation and intensification of Butadiene Installation;
- Construction of the Propylene Production Plant in AB Mazeikiu Nafta;
- Modernisation and intensification of Alkylation Installation;
- Development of vinyl chloride and polyvinyl chloride production plant in Spolana.

and a number of minor tasks relating to the adjustment of the plant infrastructure to new legal and environmental requirements.

The financial standing of the ORLEN Group is maintained at a safe level which is reflected, among others, by a financial leverage index, which as at 30 June 2008 amounted to 34.4%. Taking into account the performance of the projected investments in the second half of 2008 and the current indebtedness of PKN ORLEN S.A. the expected financial leverage index as at the end of 2008 should not be more than 38.2% which is in line with the strategy objectives. Also the level of the net financial debt/EBITDA index which as at the end of the I half of 2008 amounted to 2.3, in 2008 is estimated to achieve the level of 2.2. These levels of such indices are commonly deemed to be safe and will not hinder the process of gaining new sources of investment funding.

1.8 Publication of forecast financial results

The ORLEN Group did not publish forecast financial results relating to the I half of 2008.

II. MAIN ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT WITHIN THE ORLEN GROUP

In the I half of 2008 PKN ORLEN S.A. carried out a number of studies relating to the development and upgrading of new production technologies, improvement of the quality of products manufactured, and limitation of the environmental impact of production activities. In aggregate, in the first half of 2008, 35 new contracts were executed and 17 were amended amounting in total to PLN 6,263 thousand.

PKN ORLEN S.A. does not carry out any R&D activities by its own; they are outsourced to independent institutions, such as research centres and institutes, universities, as well as business entities carrying out R&D activity.

The most important studies within the scope of technical R&D in the area of core production and environmental protection in PKN ORLEN S.A. in the I half of 2008 include as follows:

- "Technology of rally engine gasolines produced out of components manufactured at the PKN ORLEN S.A Production Plant in Płock" a study drawn up by the Oil and Gas Institute in Cracow. The results of the research work showed the possibility to prepare, on the basis of available components, a specific quantity of gasoline for rally engines compliant with FIA requirements. The results of this work once used and, possibly, implemented can enable PKN ORLEN S.A. to introduce a new type of ORLEN brand gasoline to a particularly requiring and prestige market of rally organizers and participants;

- "Measuring the emission of substances which were not previously identified and which are listed in Regulation No. 166/2006 of the European Parliament and of the European Council concerning the establishment of the European Pollutant Release and Transfer Register characteristic for the installation of the PKN ORLEN S.A. Production Plant" a study drawn by EMIPRO Sp. z o.o. in Cracow. As part of the works the issue of pollutants was measured on the selected emitters of the PKN ORLEN S.A. Production Plant and a chemical analysis of the burnt fuel was carried out. The outcome of the measurements will be used for the Pollutant Release & Transfer Register records which PKN ORLEN S.A. must maintain under Regulation No. 166/2006 of the European Parliament and of the European Council of 18 January 2006 and as part of ecological fees.

Significant ORLEN Group members carried out the following works and activities in the area of technical R&D:

UNIPETROL Group

- The implementation of a new technology in respect of using water in technological processes will permit to save water in the second half of 2008 in the quantity of up to 250 thousand cubic m. The implementation will come to full effect in 2009;
- The development of polypropylene production technology was directed in such a way so as to obtain the products meeting high quality standards and thus, a higher margin will be generated on copolymers:
    - A new quality type of polypropylene was developed (copolymer RCP FB 908). It is mainly applied in the area of industrial foil production;
    - A new quality type of polypropylene was specified of a high melting index elaborated mainly for the automotive industry and for the creation of composite chemical compounds. A new quality type of the product is characterised with variable production costs being lower as compared to the production costs of similar product types showing similar physical characteristics;
    - Polypropylene (HMS) was developed, which can be used with chemical foaming agents by the recipients to manufacture light-weight plates, tables and profiles;
- Studies over the development of petrochemical segment products (fractions C9, C10, DCPD);
- Technological support for Pyrotol installation after the start-up of the benzene installation.

Anwil S.A.

- Implementation of the project "Reduction of the emission of nitrous oxide from the nitric acid installation as part of the Joint Implementation (JI) programme". This project is being implemented in accordance with a mechanism indicated in the Kyoto Protocol enabling a reduction of costs of the undertaking reducing the emission of greenhouse gases. This mechanism provides for the "Emission Reduction Units" in exchange for providing funds to the projects reducing the emissions of greenhouse gases. The way of implementing the project was approved by the Ministry of Environment in the form of the Letter of Approval of 28 January 2008.

  In May 2008 the project was implemented on one of the two nitric acid lines operating in Anwil S.A. The implemented project actually resulted in the reduction of the nitrous oxide emissions. On the other line the project was implemented in July 2008.

In July 2008, Anwil S.A. signed a contract for the assembly and start-up of a complete installation of a cryogenic air separation installation (oxygen generating plant). The new oxygen generating plant will be characterised with modern technological solutions and, therefore, it will be less energy-consuming. A new feature shown by the new installation as compared to the existing installation will be the possibility to produce liquid argon, which is very rare on the technical gases market. Furthermore, the installation will assure the provision of nitrogen to the PTA installation which is now under construction. The investment completion is planned for September 2010.

ORLEN Oil Sp. z o.o.

- The implementation of Base Oils Interchange Programme ("BOI") with the use of ORLEN Oil base oils, which consists in replacing the base oils used in engine oils with alternative base oils of similar quality. Having developed the technology of high quality engine oils involving the base oils ORLEN Oil Sp z o.o. will free itself from the necessity to import base oils. The BOI Programme is expected to be completed in November 2008.

  In the I half of 2008 the first phase of the BOI programme implementation was completed which involved mineral engine oils designed for heavy Diesel engines. The new solutions make it possible to fully use own raw material, i.e. base oils ORLEN Oil Base 150 and ORLEN Oil Base 400. Moreover, a process was launched to obtain certificates for new technologies of diesel oils such as HDDO from equipment manufacturers, e.g.: Mercedes-Benz, MAN, Volvo, Renault, etc.

  In the I half of 2008 the second phase of the BOI programme implementation work was started which relates to the development of technology for semisyntethic oil for heavy Diesel engines: Platinum Ultor Semisynthetic 10W/40, a new oil from the Platinum products assortment using the base oils ORLEN Oil Base and Mogul HC 32/130 and attested by the equipment manufacturers, e.g. Mercedes-Benz, MAN, Renault.

- The work on developing alternative technologies in the core product groups, i.e.: high quality engine oils for heavy Diesel engines HDDO, low quality engine oils, PCMO, low quality engine oils HDDO, oils for two-stroke engines, car gear oils, hydraulic oils, and industrial gear oils;

- Extension of the assortment of oils used in industry to include:
  - oil emulsifiers for metal processing,
  - oil for explosive material production "Eksploil",
  - oil for hardening with better cooling speed Hartex 70,
  - hydraulic oil Dracon HV 46 Premium Oil,
  - hydraulic oil HLPD 22,
  - hydraulic oil HVLP 32, 46,
  - oil non-emulsifiers for metal processing Hydrocut 32 and Hydrocut Premium EP 32,
  - hutplex EP-2 – complex, calcium, high-temperature lubricant for metallurgy.

  Moreover, a technology for MES type plasticizer production was developed with the use of a transitional method based on furfurol extracts.

- Operational research carried out at Zetor Polska Sp. z o.o. in respect of oils produced by ORLEN Oil in order to enrol the company's products on reference lists of lubricating oils recommended by Zetor Polska Sp. z o.o. to be used in the cars they manufacture;

- Completion of operational research in respect of co-operation of engine oils produced by ORLEN Oil with biodiesel.

Rafineria Nafty Jedlicze S.A.

- The work on the design of the initial tower for the Piping and Tower Distillation Unit, including analysis of crude oil from PGNiG Sanok in order to define parameters of the installation operation;

- Analytical testing of raw materials from the perspective of their processing on the Solvent Installation;

- Quality analysis of waste oils at the angle of optimisation of technological processes on the Used Oil Distillation Installation and the Used Oil Hydrorefining Installation, assuming a poorer quality of used oils on the Polish market;

- Implementation, as of January 2008, of new base oil lines: series N-70-200 of a broad viscosity range;

- Analysis of solvents sold on the Polish retail market at the angle of packing own products in unit packaging.

III. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

In accordance with the strategy applicable at the ORLEN Group, the operations of PKN ORLEN S.A. are directed to the value creation through:
- implementation of the Value Creation programme at AB Mazeikiu Nafta and strengthening of the integration with UNIPETROL a.s.;
- increase in crude oil processing capacities through the better use of own resources (to achieve, by 2012, effective processing capacities of the whole ORLEN Group at the level of 33 million tonnes per year);
- increase in the wholesale market share;
- continued implementation of two brand strategy on the Polish and Czech markets and significant improvement of retail sale efficiency through tailoring an offer to meet the needs of local markets;
- optimisation of assets through further divestments of the non-core companies.

As part of the Value Creation Programme ("VCP") and a parallel "Mazeikiu Integration" Programme the Directors of PKN ORLEN S.A. with respective Directors of AB Mazeikiu Nafta are constantly implementing integration initiatives for a period of subsequent 5 years. In total there were created more than 90 integration initiatives and 137 VCP initiatives of which the majority will be implemented by the end of 2008. As part of both projects, by the end of the I half of 2008:
- the Supply Chain Management programme was implemented under which the ORLEN Group companies can work out a uniform planning and optimisation process;
- the complex "Strategy for Baltic" programme was prepared including a project to improve logistics connections between Poland, Lithuania and a project for optimisation a logistics infrastructure at AB Mazeikiu Nafta;
- the company Mazeikiu Nafta Trading House was reorganised through AB Mazeikiu Nafta taking over the majority of this company's functions in Lithuania and PKN ORLEN S.A. – in Poland, which resulted in an improved co-ordination of the production, logistics and sales with a simultaneous decrease in the operating expenses;
- the procedures and policies were implemented which mirror best practices applicable at PKN ORLEN S.A. in order to make the operations of the companies uniform and flow of tasks to be realised in the managed segments easier;
- a new statute was introduced at AB Mazeikiu Nafta, which strengthened the position of the Management and Supervisory Boards.

Moreover, at AB Mazeikiu Nafta a new strategy was developed for the IT area; the new systems were implemented: ORACLE HRMS payroll system and a new system of management reporting as well as a cash management policy. Another element of the integration process will be the implementation of the employment restructuring programme. Until now two companies were split out – Medical Centre Mazeikiu Nafta and "Paslaugos Tau", which provides services in the area of cleaning-up and greenery keeping. At present at AB Mazeikiu Nafta, the movement maintenance area is undergoing the restructuring.

In the first half of the year the integration process of business activities at UNIPETROL a.s. was completed. At the next stage the company will focus on improving efficiency of the core business operations and on developing co-operation with PKN ORLEN S.A. A further increase in efficiency will be possible to be achieved due to the optimisation of assets and completion of Paramo a.s. integration.

The strategy adopted at the ORLEN Group assumes a material development of the production capacity of refineries owned by the ORLEN Group to achieve in 2012 the level of 33 million tonnes per year. The increase in the crude oil processing volume will be possible due to a further expansion and upgrading of refinery complexes in Płock and at AB Mazeikiu Nafta. Already today the refinery in Płock is classified as one of the four best refineries in Europe (in accordance with the "Solomon" report). The increased processing capacity will be correlated to the increase of the white product yield index and the increased production capacity of diesel oil due to new installations (HON VII).

In accordance with the adopted Development Program for the Production Plant in Płock, by 2012 a number of investments will be implemented which are crucial for the development of the ORLEN Group including without limitation Paraxylene (PX) and Terephthalic Acid (PTA) Complex and Diesel Oil Hydrodesulphurisation Complex VII ("HON VII") with Hydrogen Installation. Additionally, a number of minor tasks are planned to adjust the plant infrastructure to the new legal and ecological requirements. The investments which are implemented and planned for implementation are aimed at the optimal use of the existing resources of PKN ORLEN S.A., with a concurrent securing of the necessary technical, power and logistics infrastructure.

In turn, the investment programme at the refinery in Mazeikiu will be implemented, among others, through the increase in a refinery conversion index at the Mazeikiu Group and the investments ensuring compliance of the Mazeikiu Group refineries with the EU regulations.

In the retail segment, the strategy assumes strengthening of the current market positions and further expansion on Baltic markets. At the first stage, by the end of 2008, PKN ORLEN S.A. will focus on take-overs of selected facilities and on the pre-construction activities. At the second stage, planned for the years 2009-2010, the taking-over process will be continued and the newly constructed fuel stations will be started up. The ORLEN Group network in the Baltic States will be also supplemented with franchises. Unlike in Poland and the Czech Republic, specific features of Lithuanian and Latvian markets and consumers' expectations surveyed in market opinion polls had made the Group to decide on introducing one single premium brand for fuel stations on these markets under the logo of ORLEN joined with the name of the respective country, i.e. ORLEN Lietuva or ORLEN Latvija. The designation of the brand together with the country name enables clients to identify with the ORLEN brand as the one addressed to their particular market and, simultaneously, to take advantage of the Concern's international experience.

At the company Benzina a.s., the fuel station modernisation process will be continued. The German stations rebranding process started in 2006 is being consistently implemented to obtain better STAR brand positioning. For 2008 the rebranding of 35 stations from ORLEN to STAR was planned. This task was competed in full in the first half of 2008. Therefore, by the end of 2008 it is planned to rebrand further 8 fuel stations. Considering the new mission and vision of the company, which assume the first position amongst the most attractive, in terms of price, chains in the northern Germany, ORLEN Deutschland developed a new offer for its clients, i.e. Customer Value Proposition ("CVP"). At the same time the groups of clients were defined which are the most important for the brand, i.e. consumers with average income and new generation representatives. All the marketing and shop campaigns were oriented to achieve those two main objectives: i.e. CVP and the needs of these two specific groups of clients. Concurrently, the "Facelifting" programme was implemented in relation to the improvement of the station image. The programme should assure a better look of the stations and, therefore, improve the STAR brand positioning on the German market.

Additionally, it is planned to develop a non-fuel offer and a fleet offer relating to the introduction of a card accepted in the whole ORLEN Group.

As part of the actions aimed at improving the wholesale efficiency, a process of consolidating fuel companies was launched (Regional Market Operators – "RMO"). This process is tailored to create one company out of five existing entities. It has already triggered far reaching restructuring processes which mainly involve the cessation of retail sales through selling or leasing fuel stations held and focussing on the core business, i.e. wholesale.

The operations of PKN ORLEN S.A. in the area of upstream in the I half of 2008 were mainly focussed on the consistent implementation of upstream strategy principles taking into account external and internal factors which condition and influence the intended effects. The main activities carried out in the I half of 2008 and assumed for realisation in subsequent years include:

- Implementation of a development strategy in the area of hydrocarbon upstream by PKN ORLEN S.A. through regional concentration. The option of regional concentration enables PKN ORLEN S.A. to limit the risks relating to the upstream activities (mainly geopolitical risk) and to build competence in a stable environment;
- Implementation of upstream segment development through creating business on the basis of both organic and non-organic growth. This means that PKN ORLEN S.A. has focussed on a step-by-step building of a balanced portfolio of research and manufacturing assets, which meet certain specific criteria (edge conditions) relating to location, risk, level of employed capital, term, etc.;
- Analysis of projects enabling PKN ORLEN S.A. to participate in the entities existing on the market and holding appropriate portfolios of assets, including production assets;
- Creation of a material and organisational base for a team of experts;
- Obtaining and training personnel for the Upstream Office;
- Studies and research analyses in respect of projects;
- Comprehensive analysis of selected projects aimed at the purchase of assets;
- Obtaining another upstream project for PKN ORLEN S.A. (on the Baltic Sea shelf).

The development strategy of PKN ORLEN S.A. in the area of hydrocarbon upstream assumes a common implementation of projects with co-operation of companies operating in the area of upstream. The benefits for PKN ORLEN S.A. resulting from the co-operation with experienced partners include among others:

- Participation in investment projects prepared and implemented by the partner;
- Direct access to the information on potential upstream projects in the area of the partner's operation;
- Optimisation of the upstream operations risk due to a mutual support in selection, assessment and implementation of projects;
- Access to the partner's know-how in the upstream area;
- Access to qualified and experienced personnel.

The opportunity to work together with external partners provides PKN ORLEN S.A. with a balanced growth and optimised risk.

At present the strategy for the years 2009-2013 is being updated. Its final form will be announced at the turn of October and November 2008.

IV. STRUCTURE OF THE ORLEN GROUP AND ITS CHANGES DURING THE FIRST HALF OF 2008

As at the end of the I half of 2008, PKN ORLEN S.A. held directly or indirectly shares in the following companies:
- 99 subsidiaries,
- 6 jointly controlled companies,
- 15 associate companies.

As compared to the end of the I half of 2007 the number of subsidiaries, jointly controlled entities, as well as associate companies of the ORLEN Group has decreased from 136 by 120.

The ORLEN Group (directly related and consolidated companies in the I half of 2008) are divided into two main groups:

4.1 Core business companies

4.1.1 Segment companies (by sales volumes)

- AB Mazeikiu Nafta seated in Juodeikiai in Lithuania together with its own Capital Group,
- UNIPETROL a.s. seated in Prague together with its own Capital Group,
- Anwil S.A. seated in Włocławek together with its own Capital Group,
- Basell Orlen Polyolefins Sp. z o.o. seated in Płock together with its own Capital Group,
- Rafineria Trzebinia S.A. seated in Trzebinia together with its own Capital Group,
- ORLEN Oil Sp. z o.o. seated in Cracow together with its own Capital Group,
- ORLEN Asfalt Sp. z o.o. seated in Płock,
- Rafineria Nafty Jedlicze S.A. seated in Jedlicze together with its own Capital Group,
- Inowrocławskie Kopalnie Soli „Solino" S.A. seated in Inowrocław,
- ORLEN Upstream Sp. z o.o. seated in Warsaw,
- Etylobenzen Płock Sp. z o.o. in liquidation seated in Płock.

4.1.2 Fuel and gas selling companies (by sales volumes)

- ORLEN Deutschland AG seated in Elmshorn,
- ORLEN PetroCentrum Sp. z o.o. seated in Płock,
- ORLEN PetroTank Sp. z o.o. seated in Widełka next to Kolbuszowa,
- Petrolot Sp. z o.o. seated in Warsaw,
- ORLEN Gaz Sp. z o.o. seated in Płock together with its own Capital Group,
- ORLEN PetroProfit Sp. z o.o. seated in Niemce next to Lublin together with its own Capital Group,
- ORLEN Morena Sp. z o.o. seated in Gdańsk,
- ORLEN PetroZachód Sp. z o.o. seated in Poznań,
- Ship-Service S.A. seated in Warsaw together with its own Capital Group.

4.2 Supplementary business companies

4.2.1 Shipping companies (by sales volumes)

- ORLEN KolTrans Sp. z o.o. seated in Płock,
- ORLEN Transport S.A. seated in Płock.

4.2.2 Maintenance companies (by sales volumes)

- ORLEN Automatyka Sp. z o.o. seated in Płock,
- ORLEN Wir Sp. z o.o. seated in Płock.

4.2.3 Other companies (by sales volumes)

- ORLEN Projekt S.A. seated in Płock,
- ORLEN Laboratorium Sp. z o.o. seated in Płock,
- ORLEN Budonaft Sp. z o.o. seated in Kraków,
- ORLEN Księgowość Sp. z o.o. seated in Płock,
- Petrotel Sp. z o.o. seated in Płock,
- ORLEN Administracja Sp. z o.o. seated in Płock,
- ORLEN Medica Sp. z o.o. seated in Płock together with its own Capital Group,
- ORLEN Eko Sp. z o.o. seated in Płock,

- ORLEN Prewencja Sp. z o.o. seated in Płock,
- ORLEN Insurance Ltd seated in Selima on Malta,
- Płocki Park Przemysłowo-Technologiczny S.A. seated in Płock,
- ORLEN Finance seated in Stockholm,
- ORLEN Powiernik Sp. z o.o. seated in Płock,
- ORLEN International Exploration & Production Company BV seated in Amsterdam.
- ORLEN Holding Malta Limited seated in Selima on Malta.

4.3 Ownership changes in the ORLEN Group in the I half of 2008

The structure of the ORLEN Group as regards the consolidated companies and material shares and stock held in related and other entities is presented in Notes 2, 9, 10 of the consolidated financial statements for the first half of 2008.

The main changes in organisational and capital relations in the ORLEN Group that occurred in the I half of 2008 and by the moment of preparation of this report, include:

- Registration on 2 January 2008 by the District Court for the capital city of Warsaw of the company ORLEN Transport S. A. seated in Płock. PKN ORLEN S.A. took up 65,460 thousand shares in ORLEN Transport S.A. of a nominal value of PLN 1 each, representing approx. 97.61% of the share capital and conferring 97.61% votes at the General Meeting of ORLEN Transport S.A. The company ORLEN Transport S.A. was established as a result of a merger of six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o. The main business activity of ORLEN Transport S.A. includes road transport with specialized vehicles, including without limitation fuel transport. The investment of PKN ORLEN S.A. in the shares of ORLEN Transport S.A. is of a long-term nature;

- Transfer, on 18 January 2008, of the ownership of 47 thousand shares in the company AGROBOHEMIE a.s. and 26,448 thousand shares of the nominal value of CZK 40 and 1,530 thousand shares of the nominal value of CZK 400 in the company Synthesia a.s., from the company UNIPETROL a.s. to the company DEZA a.s. The shares were transferred on the basis of two agreements executed on 31 October 2007 between UNIPETROL a.s., as the seller and the company DEZA a.s., as the buyer. On the basis of the agreements UNIPETROL a.s. sold to DEZA a.s.:
  - 47 thousand ordinary shares in AGROBOHEMIE a.s., representing 50% of AGROBOHEMIE a.s.'s share capital and the same number of votes at the General Meeting of AGROBOHEMIE a.s. The nominal value of one share of AGROBOHEMIE a.s. amounted to CZK 10.8 thousand (i.e. approx. PLN 1,494 at the average CZK/PLN exchange rates of the National Bank of Poland as at 18 January 2008);
  - 26.448 thousand ordinary bearer shares in Synthesia a.s., representing 24.58% of Synthesia a.s.'s share capital and the same number of votes at its General Meeting. The nominal value of one share of Synthesia a.s. amounted to CZK 40 (i.e. approx. PLN 5.5 at the average CZK/PLN exchange rates of the National Bank of Poland as at 18 January 2008);
  - 1.530 thousand ordinary bearer shares in Synthesia a.s., representing 14.21% of Synthesia a.s.'s share capital and the same number of votes at its General Meeting. The nominal value of one share of Synthesia a.s. amounted to CZK 400 (i.e. approx. PLN 55 at the average CZK/PLN exchange rates of the National Bank of Poland as at 18 January 2008).

  The total price of AGROBOHEMIE a.s. shares amounted to CZK 503 million (i.e. approx. PLN 69.6 million at the average CZK/PLN exchange rates of the National Bank of Poland as at 18 January 2008). The total price of Synthesia a.s. shares amounted to CZK 680 million (i.e. approx. PLN 94 million at the average CZK/PLN exchange rates of the National Bank of Poland as at 18 January 2008);

- The registry, on 14 March 2008, by Kamer Van Koophandel in Amsterdam, of the Dutch company under the name of ORLEN International Exploration & Production Company BV seated in Amsterdam ("OIEP"). PKN ORLEN S.A. took up 180 shares in OIEP, each of the nominal value of EUR 100, representing 100.0% of the share capital and 100.0% of votes at OIEP's shareholders' meeting. PKN ORLEN S.A. covered the taken up shares with a cash contribution of EUR 18 thousand.

  The core business activities of OIEP include without limitation: crude oil mining, natural gas mining, geological activity and upstream. The PKN ORLEN S.A.'s investment is of a long-term nature;

- On 18 March 2008 ORLEN Oil Sp. z o.o., as the seller and Petro-Oil DCS as the buyer entered into an agreement for the acquisition of 264 shares in Petro-Oil DCS, representing 24.0% of the company's share capital

in order to redeem them. The nominal value of each redeemed share of Petro-Oil DCS amounts to PLN 500. The carrying value of the redeemed shares recorded in the ORLEN Oil Sp. z o.o.'s books as at 18 March 2008 amounted to PLN 132 thousand. The total compensation due to ORLEN Oil Sp. z o.o. for the redeemed shares amounts to PLN 600 thousand;

- The acquisition, on 9 April 2008, by OIEP from Odin Energi A/S seated in Hellerup, Denmark, ("Odin Energi") of shares in the company Odin Energi Latvija ("Odin Energi Latvija").

  Under the Agreement, OIEP acquired from Odin Energi 500 shares in Odin Energi Latvija, each of the nominal value of LVL 5 (i.e. approx. PLN 24.8 at the average PLN/LVL exchange rates of the National Bank of Poland as at 9 April 2008), representing 50.0% of Odin Energi Latvija's share capital and 50.0% of votes at the general meeting of Odin Energi Latvija. The agreement was executed concurrently with an agreement for the purchase of the remaining 50.0% shares in Odin Energi Latvija by PKN ORLEN S.A.'s partner, Kuwait Energy Company. Kuweit Energy Company bought the shares via its subsidiary, Kuwait Energy Netherlands Corporation.

  The price for the acquired shares amounts to USD 950 thousand (i.e. approx. PLN 2 090 thousand as at the PLN/USD average exchange rates as at 9 April 2008) and will be covered with the own funds of OIEP. The ownership of shares in Odin Energi Latvija to OIEP will be transferred upon the payment of price for the shares bought. The carrying value of the acquired shares recorded in OIEP's books will be equal to their acquisition price.

  The OIEP's investment in the Odin Energi Latvija shares is of a long-term nature. The purchase of shares in Odin Energi Latvija gives right to a 45.0% share in the concessions for crude oil and natural gas upstream activities in the Latvian economic zone of the Baltic Sea.

  The business activities of Odin Energi Latvija include mainly hydrocarbon exploring, identification and excavation;

- The registry, on 19 May 2008, with the Lithuanian commercial register, of the company UAB Mazeikiu Nafta Paslaugos Tau z o.o. The company AB Mazeikiu Nafta executed, on 10 May 2008, the Formation Deed of UAB Mazeikiu Nafta Paslaugos Tau. Mazeikiu Nafta acquired in UAB Mazeikiu Nafta Paslaugos Tau 500 thousand shares, each of the nominal value of LTL 1 (i.e. approx. PLN 0.98 at the average PLN/LTL exchange rate of the National Bank of Poland as at 19 May 2008). The acquired shares represent 100.0% of the share capital and 100.0% of votes at the General Meeting of UAB Mazeikiu Nafta Paslaugos Tau.

  The initial price of the acquired shares was paid by AB Mazeikiu Nafta with cash in an amount of LTL 125 thousand (i.e. approx. PLN 122.5 thousand at the average PLN/LTL exchange rate of the National Bank of Poland as at 19 May 2008). The remaining part of the price for the acquired shares, i.e. LTL 375.0 thousand (i.e. approx. PLN 367.5 at the average PLN/LTL exchange rate of the National Bank of Poland as at 19 May 2008) will be covered by AB Mazeikiu Nafta in cash within 12 months of the date of signing the UAB Mazeikiu Nafta Paslaugos Tau Formation Deed.

  The core business activities of UAB Mazeikiu Nafta Paslaugos Tau include among others: catering services, cleaning and maintenance services and gardening services.

V. CHANGES IN ORGANISATION AND MANAGEMENT OF PKN ORLEN S.A. AND THE ORLEN GROUP MEMBERS

In the beginning of the I half of 2008 the Organisational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board by resolution on 16 May 2007, amended by annex no. 1 on 14 August 2007 and annex no. 2 of 31 October 2007, were in force at PKN ORLEN.

At the meeting held on 28 February 2008, the Supervisory Board of PKN ORLEN S.A. passed a resolution on suspending for indefinite time Mr Piotr Kownacki in performance of his duties as the President and Member of the Management Board of PKN ORLEN S.A. On the same day the Supervisory Board resolved on appointing the Management Board Member to take over the powers of the Management Board President. In accordance with the Supervisory Board's decision, for the period of suspension of Mr Piotr Kownacki, the powers of the Management Board president were taken over by the Management Board Vice President, Mr Wojciech Heydel.

Further to the above described changes the Management Board, on 4 March 2008, re-assigned duties and powers amongst the Management Board Member in the following way:
- Vice-President of the Management Board Members, Sales – wholesale, retail sale, marketing, sales planning and analysis, logistics, alternative energy sources, human resources, strategy and development, public relations, Management Board service and audit;
- Vice-President of the Management Board, Upstream and Crude Trading – crude oil trading, upstream, exploration, capital investment and divestment;
- Vice-President of the Management Board, Chief Financial Officer – accounting and controlling, finance and cost management, taxes, supply chain management and investor relations;
- Member of the Management Board, Procurement and IT – IT, procurement, legal department, regulatory risk, information control and security;
- Member of the Management Board, Production – refinery production, chemistry production, petrochemistry production, oil production, energy production, engineering, technology and property investments;
- Member of the Management Board, Organisation and Capital Group – organisation and integration of owned assets, health and safety at work and environmental protection, relations with trade unions and formal and legal supervision over the ORLEN Group companies.

On 29 April 2008 the Supervisory Board of PKN ORLEN S.A. appointed Wojciech Heydel to the position of PKN ORLEN S.A. Management Board President and on 15 May 2008 Dariusz Jacek Krawiec – to the position of PKN ORLEN S.A. Management Board Vice President. Additionally, the Supervisory Board, at its meeting held on 28 May 2008 appointed the following persons to the position of the PKN ORLEN S.A. Management Board Member:
- Sławomir Robert Jędrzejczyk,
- Wojciech Robert Kotlarek,
- Krystian Pater,
- Marek Serafin

for a common 3-year term of office of the Management Board starting upon the expiry of the preceding term of office of PKN ORLEN S.A. Management Board.

Further to the election of the Management Board Members for a new term of office, on 17 June 2008 the Management Board of PKN ORLEN S.A. passed a resolution on new assignment of duties amongst the Management Board Members which was as follows:
- President of the Management Board, Chief Executive Officer, responsible for human resources, strategy and development, corporate communication, Management Board service, audit, confidential information protection and health and safety at work and environmental protection,
- Vice-President of the Management Board, Upstream and Capital Group responsible for crude oil trading, upstream and exploration, organization and integration of owned assets, procurement, legal department, corporate risk management, control and safety, relations with trade unions and formal and legal supervision over the ORLEN Group companies,
- Member of the Management Board, Chief Financial Officer, responsible for accounting and controlling, finance management, taxes, investor relations, capital investments and divestments, supply chain management and IT,
- Member of the Management Board, Sales responsible for wholesale of refinery products, retail sale, marketing, sales planning and analysis, logistics and alternative sources of energy,
- Management Board Member, Refinery responsible for refinery production, oil production, energy production, engineering, technologies and production plant in Płock,
- Member of the Management Board, Petrochemistry responsible for petrochemical and chemical production, sales of petrochemical and chemical products and property investments.

On 18 September 2008 Wojciech Heydel, the President of the Management Board of PKN ORLEN S.A. submitted his resignation to the Chairman of the Supervisory Board. Following the decision, on 18 September 2008 the Supervisory

Board appointed Dariusz Jacek Krawiec to the position of the President of the Management Board of PKN ORLEN S.A.

Additionally, in the I half of 2008 the work was completed to create a modern Accounting Service Centre for PKN ORLEN S.A. and the ORLEN Group. The last stage of the restructuring and reorganization process in the finance and accounting area consisted in transferring to the company ORLEN Księgowość Sp. z o.o. the settlements of fuel stations.

In the I half of 2008 the works were continued in respect of the organisational restructuring of the UNIPETROL Group. As part of the work implementing Corporate Governance the statutes of individual companies were amended with the aim to change organisational and legal forms and to appoint PKN ORLEN S.A. representatives to the companies' authorities. In the company UNIPETROL a.s. the number of Supervisory Board Members was reduced from twelve to nine and the number of members of Committees operating at the Supervisory Board from four to three.

Further crucial changes in the corporate documents of the company involved the Supervisory Board powers having been extended to include consenting to the Management Board's activities relating not only to UNIPETROL a.s. taking loans and borrowings from third parties but also to UNIPETROL a.s. extending loans or borrowings to third parties. Also the duties of the Management Board Members have been defined precisely in a conflict of interests situation.

In the I half of 2008 also the activities were carried out in order to adjust the UNIPETROL Group to the segment structure of PKN ORLEN S.A. through transferring a support function to the company UNIPETROL Services, sales – to UNIPETROL RPA s.r.o., splitting UNIPETROL RPA s.r.o. up into two parts: production and commerce, and restructuring of UNIPETROL Trade a.s. and Paramo a.s.

Still the acquisition processes are continued with the aim to put in order the assets of UNIPETROL Group. In January this year a transaction relating to the settlement agreement with DEZA a.s. in respect of the transfer of 50.0% of shares in AGROBOHEMIE a.s. and 38.8% of shares in Synthesia a.s. which resulted in DEZA a.s. having waived any accrued liquidated damages, compensation and interest, was closed.

On 30 April 2008 the General Meeting of Shareholders of AB Mazeikiu Nafta approved the new statute which introduced Corporate Governance through strengthening the position of the Management and Supervisory Boards. Moreover, the principle of double representation of the company was introduced and the company's structure was modified so as to improve the cooperation between the segments of PKN ORLEN S.A. and of the Mazeikiu Group and the involvement of PKN ORLEN S.A. managers to set targets and supervise their performance. In the first half also the annex to the Shareholders' Agreement was amended to make the Agreement's provisions comply with the regulations of the new statute of the company.

In the I half of 2008 at the Rafineria Jedlicze S.A. Capital Group the work was continued relating to the segment management system implementation. It involved the uniform procedural regulations having been implemented in the key segments of the ORLEN Group's operations. Moreover, in the I half of 2008 the "Procedure for the Conduct during the Implementation of Capital Investment Projects and Capital Divestment Projects" was implemented. As part of the bonus system an MBO model was implemented for the managerial staff of Rafineria Jedlicze S.A. and Management Boards of the companies – members of Rafineria Nafty Jedlicze Capital Group.

VI. DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE APPLICATION OF CORPORATE GOVERNANCE

Since 1 January 2008 at the Warsaw Stock Exchange the amended corporate governance principles applicable on the capital market have applied. They have been announced in the form of "Best Practices of the Companies Listed at Stock Exchange". The amended Best Practices provide for a slightly different, as compared to the formerly applicable ones, approach to the notification by a company of its compliance with corporate governance principles. Since 1 January 2008 the companies have not declared, as before, their compliance with best practices in the form of a table but they submit relevant annual compliance reports.

PKN ORLEN S.A. submitted the Report on its compliance with corporate governance principles in the form of a separate attachment to the unconsolidated annual report for 2007.

VII. ADDITIONAL INFORMATION

7.1 Information on material agreements

The material agreements in excess of 10% of equity of PKN ORLEN S.A. executed by the ORLEN Group companies in the I half of 2008 include:

- On 16 January 2008 PKN ORLEN S.A. signed an annual agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). Under this agreement PKN ORLEN S.A. sells to Lukoil Warsaw gasoline and diesel oil in a period from 16 January 2008 to 31 December 2008. The value of the agreement during its term is estimated to amount to approx. PLN 1,287 million;

- On 31 January 2008 the company AB Mazeikiu Nafta executed annual agreements for the sale of gasoline and diesel oil by sea to GT Trading OY with its seat in Finland. The estimate value of these agreements amounts approx. to USD 950 million (i.e. approx. PLN 2,321 million at the average USD/PLN exchange rates of the National Bank of Poland as at 31 January 2008). The execution of these agreements stabilizes the sale of the AB Mazeikiu Nafta fuel products by sea;

- On 29 January 2008 ORLEN Deutschland AG executed an annual contract with Deutsche BP Aktiengesellschaft. The contract concerns the sale of fuels to ORLEN Deutschland AG in the period from 1 January 2008 to 31 December 2008. The estimate value of the transaction amounts to approx. EUR 1,200 million (i.e. approx. PLN 4,342 million at the average EUR/PLN exchange rates of the National Bank of Poland as at 29 January 2008);

- On 28 May 2008 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH for the supply of fuel to the ORLEN Deutschland AG stations in Germany in a period from 1 January 2008 to 31 December 2008. The estimate value of the agreement amounts to approx. EUR 1,050 million (i.e. approx. PLN 3,567 million at the average EUR/PLN exchange rates of the National Bank of Poland as at 28 May 2008).

7.2 Information about basic products and services as well as sales markets and sources of supply with indication of individual suppliers

The basic products of the ORLEN Group include:
1. Refinery products: gasolines, diesel oils, light heating oil, Jet fuel, liquid gas, heavy heating oil;
2. Petrochemical products: ethylene, propylene, polyetylene, polypropylene, benzene, butadiene, acetone, phenol, glycols, toluen, ortoxylene, paraxylene;
3. Chemical products: PVC, ammonium nitrate, PVC granulate, caustic soda, soda lye.

The volume sales of the ORLEN Group in the I half of 2008 achieved the level of 17,631 thousand tonnes and was higher by 16.5% than that generated in the prior year. The sales in the refinery segment recorded the level of 13,642 thousand tonnes, i.e. by 22.8% above the level noted in the I half of 2007. In this area the volume of gasoline sales increased by 23.8% and of diesel oil by 23.1%. Positive tendencies were also noted in respect of the sales of the other refinery segment products (light heating oil, Jet A-1 fuel, sulphur, heavy diesel oil, etc.), the volume sales of which increased by 19.9%.

In the I half of 2008 the petrochemical segment noted a 4.7% growth in the volume sales and in terms of value it decreased by PLN 243 million. The products which showed the higher increase in sales include, among others: ethylene by 11.3%, polyetylene by 13.9%, benzene by 116.0% and glycols by 20.2%.

The sales in the chemistry segment in the I half of 2008 dropped in terms of volume by 6.0% and increased in terms of value by PLN 19.4 million. The highest increase in sales was noted in the area of artificial fertilizers, namely ammonium nitrate and Canwil, i.e. by 11.5%. The sales of PVC, however, decreased by 11.9%.

The consolidated sales of the Capital Group broken by geographical markets for the I half of 2008 and 2007 are presented in Note 28 of the consolidated financial statements for the I half of 2008.

From the first quarter of 2007, PKN ORLEN S.A., under agreements it executed, has been delivering crude oil to its all refineries in Poland, Czech Republic, and Lithuania. In the I half of 2008 the crude oil supplies were realised smoothly and as scheduled.

The supplies of crude oil to PKN ORLEN S.A. were realised mainly from the area of Russia (95.5%). Low-sulphur crude oils bought in the I half of 2008 came from Azerbaijan (2.9%) and Norway (1.6%). The suppliers were the companies operating on the Russian market and international crude oil traders. In the I half of 2008, PKN ORLEN S.A. suppliers that exceeded the 10% share in its overall raw material supply included J&S and Petraco. In total the

percentage share in crude oil supplies to the refinery in Płock for these companies amounted to 45.9% and 26.0%, respectively.

The crude oil sent to the Mazeikiu refinery originated mainly from the area of Russia (97.9%). The remaining part came from Norway (2.1%). The suppliers of crude oil to the Mazeikiu refinery in the I half of 2008 included the companies with an established position on the crude oil market, however in the I half of 2008 none of the crude oil suppliers to the Mazeikiu Group exceeded the level of 10% of the consolidated revenue from the total sales of the ORLEN Group. Due to the ceased operation of the pipeline delivering crude oil to Lithuania July 2006, the supplies of raw material to the Mazeikiu refinery were exclusively made by sea via Butynga harbour.

In the I half of 2008 the crude oil sent to the UNIPETROL Group came from the area of Russia (74.0%), Azerbaijan (20.7%) and Kazakhstan (5.3%). The suppliers included the companies established on the crude oil market but in the I half of 2008 none of the crude oil suppliers of the UNIPETROL Group exceeded the threshold of 10% of the overall consolidated revenue from the sales of the ORLEN Group.

7.3 Transactions executed by PKN ORLEN S.A. with related entities

A specification of transactions between PKN ORLEN S.A. and its related parties, where the single or aggregate value of the transactions executed by the related party in a period of 6 months of 2008 exceeds the PLN equivalent of EUR 500,000:

No.	Party to the transaction	Sale in PLN thousand	Purchase in PLN thousand
1.	AB Mazeikiu Nafta	7 668 516	129 464
2.	UNIPETROL RPA a.s.	3 548 879	304 671
3.	ORLEN PetroCentrum Sp. z o.o.	1 562 160	3
4.	Basell Orlen Polyolefins Sp. z o.o.	1 248 133	10 093
5.	Petrolot Sp. z o.o.	469 077	3 773
6.	ORLEN Oil Sp. z o.o.	277 130	85 644
7.	ORLEN Asfalt Sp.z o.o.	219 632	1 435
8.	ORLEN Gaz Sp. z o.o.	206 103	395 690
9.	Anwil S.A.	193 413	2 640
10.	Ship-ServiceS.A.	106 737	243
11.	Rafineria Nafty Jedlicze S.A.	96 909	133 429
12.	ORLEN PetroTank Sp. z o.o.	43 041	18 855
13.	ORLEN Morena Sp. z o.o.	25 365	210
14.	ORLEN PetroProfit Sp. z o.o.	20 919	926
15.	ORLEN PetroZachód Sp. z o.o.	14 067	218
16.	ORLEN Transport S.A.	13 120	50 453
17.	ORLEN KolTrans Sp. z o.o.	5 378	50 693
18.	Polkomtel S.A.	3 324	30 194
19.	Mazeikiu Nafta Trading House Sp. z o.o.	2 891	22 055
20.	SPOLANA a.s.	2 558	0
21.	Platinum Oil Sp. z o.o.	1 974	14 136
22.	ORLEN Eko Sp. z o.o.	1 540	6 464
23.	ORLEN Ochrona Sp. z o.o.	1 459	17 384
24.	ORLEN Laboratorium Sp. z o.o.	1 164	17 856
25.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	982	19 656
26.	ORLEN Administracja Sp. z o.o.	724	8 910
27.	ORLEN Centrum Serwisowe Sp.z o.o.	664	20 348
28.	Inowrocławskie Kopalnie Soli "Solino" S.A.	626	19 079
29.	ORLEN Księgowość Sp. z o.o.	617	18 185

No.	Party to the transaction	Sale in PLN thousand	Purchase in PLN thousand
30.	ORLEN Budonaft Sp. z o.o.	371	18 369
31.	Rafineria Trzebinia S.A.	364	257 301
32.	Petrotel Sp. z o.o.	325	3 115
33.	ORLEN Prewencja Sp. z o.o.	274	4 250
34.	ORLEN Wir Sp. z o.o.	251	2 046
35.	ORLEN Automatyka Sp. z o.o.	250	13 250
36.	ORLEN Medica Sp. z o.o	79	2 633
37.	ORLEN Projekt S.A.	76	30 497
38.	P.P.H.U. ARBUD Sp. z o.o.	0	3 520
39.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	0	9 888
	Total	15 739 092	1 727 576

Transactions with related parties were valued at the exchange rate representing an arithmetic average of the average exchange rates set by the National Bank of Poland as at the last day of each month ended in a period from 1 January 2008 to 30 June 2008 – 3.4776 PLN/EUR; 2.2531 PLN/USD; 0.1384 PLN/CZK.

a) Transactions with PKN ORLEN S.A. Management and Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives

During a period of 6 months ended on 30 June 2008 the ORLEN Group companies did not pay any advances, grant loans, credits, issue any guarantees or sureties to, or executed any other agreements with, the persons fulfilling managing and supervisory functions and their relatives that would impose any obligation for any performances to the benefit of PKN ORLEN S.A. and its related parties.

As at 30 June 2008 the ORLEN Group companies did not extend any loans to the persons fulfilling managing or supervisory functions or to their relatives.

During a period of 6 months ended on 30 June 2008 no material transactions were executed with PKN ORLEN S.A. Management or Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives.

b) Transactions with related entities via persons fulfilling supervisory functions in PKN ORLEN S.A. and in the ORLEN Group companies

During a period of 6 months ended on 30 June 2008 the persons fulfilling supervisory functions in PKN ORLEN S.A. or in the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Related Parties Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	300 090	255 745	33 578	50 517
Natural persons	-	-	-	-

* Transactions in the period when the persons fulfilled functions in the supervisory authorities of PKN ORLEN S.A.

c) Transactions with related entities via persons fulfilling management functions in PKN ORLEN S.A. and in the ORLEN Group companies

During a period of 6 months ended on 30 June 2008 the Management Board members of PKN ORLEN S.A. or of the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Related Parties Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	6	-	

d) Transactions executed by the key executive personnel of PKN ORLEN S.A. and of the ORLEN Group companies with related entities

During a period of 6 months ended on 30 June 2008 the key executive personnel of PKN ORLEN S.A. and the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Related Parties Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	48	7	-	-

7.4 Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel, in accordance with IAS 24

The payments to the Management Board, Supervisory Board and members of key management include short-term employees' benefits, benefits due after the employment ends, other long-term benefits and compensation due in relation to the termination of employment, which have been paid, are due or, are potentially due in the period.

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Remuneration of the Management Board Members of PKN ORLEN S.A.	12 164	15 854
remuneration of the Management Board Members performing the function in the reporting period	7 934	8 234
remuneration of the former Management Board Members	4 230	7 620
Remuneration of the Supervisory Board Members of PKN ORLEN S.A.	519	510
Remuneration of the key executive personnel of PKN ORLEN S.A. *	19 593	21 019
Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries of the PKN ORLEN Group **	58 439	50 455
Total	**90 715**	**87 838**

* including post-employment benefits of the former key executive personnel of PKN ORLEN S.A. in the amount of PLN 1,545 thousand in the period of 6 months ended 30 June 2008 and PLN 2,675 thousand in the period of 6 months ended 30 June 2007.
** Remuneration of the Management Board Members, Supervisory Board Members and key executive personnel of the subsidiaries consolidated using proportionate method was presented in 100%.

7.5 Remuneration due under non-compete clause and for termination of an agreement as a result of removal from the position

a) Management Board Members whose term of office ended on 7 June 2008:

The contracts executed between the issuer and the managerial staff provide that these persons are obliged, for a period of 6 or 12 months counting from the agreement termination or expiry date, to refrain from any competitive activity. In this period the Management Board Members are entitled to their monthly base pay due for six or twelve months, payable in equal monthly instalments.
Moreover, the contracts provide for a compensation if the agreement is terminated due to removal from the position held. In this case the payment will be equal to six or twelve time the monthly base pay.

b) Management Board Members whose term of office started on 7 June 2008:

The contracts executed between the issuer and the managerial staff provide that these persons are obliged, for a period of 6 or 12 months counting from the agreement termination or expiry date, to refrain from any competitive activity. For this refraining the Management Board Members are entitled to their monthly base pay due for six or twelve months, payable in equal monthly instalments.

Should the contracts be terminated due to removal from the position held, the Management Board Members will be entitled to the payment equal to six or twelve time the monthly base pay.

7.6 Changes in the composition of the management and supervisory bodies in PKN ORLEN S.A. and other companies of the ORLEN Group in the I half of 2008

The Members of PKN ORLEN S.A. Management Board are appointed and removed by the Supervisory Board. In a period from 1 January 2008 to 30 June 2008 the Management Board of PKN ORLEN S.A. was composed of the following persons:

Piotr Kownacki	President of the Management Board, Chief Executive Officer to 6 June 2008. Suspended in performance of duties of the President and Member of the Management Board on 28 February 2008.
Wojciech Heydel	Vice-President of the Management Board, Sales to 6 June 2008. Acting President of the Management Board, Chief Executive Officer from 28 February 2008 to 6 June 2008. President of the Management Board, Chief Executive Officer from 7 June 2008.
Cezary Filipowicz	Vice-President of the Management Board, Upstream to 6 June 2008.
Waldemar Maj	Vice-President of the Management Board, Chief Financial Officer to 6 June 2008.
Krzysztof Szwedowski	Member of the Management Board, Procurement and IT to 6 June 2008.
Dariusz Formela	Member of the Management Board, Organisation and Capital Group to 6 June 2008.
Krystian Pater	Member of the Management Board, Production from 20 March 2007 to 6 June 2008. Member of the Management Board from 7 June 2008. Member of the Management Board, Refinery from 17 June 2008.
Dariusz Jacek Krawiec	Vice-President of the Management Board from 7 June 2008. Vice-President of the Management Board, Upstream and Capital Group from 17 June 2008.
Sławomir Jędrzejczyk	Member of the Management Board from 7 June 2008. Member of the Management Board, Chief Financial Officer from 17 June 2008.
Wojciech Kotlarek	Member of the Management Board from 7 June 2008. Member of the Management Board, Sales from 17 June 2008.
Marek Serafin	Member of the Management Board from 7 June 2008. Member of the Management Board, Petrochemistry from 17 June 2008.

The Supervisory Board Members of PKN ORLEN S.A. are appointed by the General Shareholders' Meeting. In the I half of 2008 the operations of PKN ORLEN S.A. were supervised by the Supervisory Board composed of:

Małgorzata Ślepowrońska	Chairman of the Supervisory Board to 7 February 2008.
Maciej Mataczyński	Chairman of the Supervisory Board from 7 February 2008.
Raimondo Eggink	Member of the Supervisory Board by 13 June 2008. Vice-Chairman of the Supervisory Board to 7 February 2008.
Marek Karabuła	Member of the Supervisory Board from 7 February 2008. Vice-Chairman of the Supervisory Board from 15 February 2008.
Krzysztof Rajczewski	Member of the Supervisory Board to 7 February 2008. Secretary of the Supervisory Board to 7 February 2008.
Ryszard Stefański	Member of the Supervisory Board from 7 February 2008 to 13 June 2008. Secretary of the Supervisory Board from 15 February 2008 to 13 June 2008.
Angelina Sarota	Member of the Supervisory Board from 13 June 2008. Secretary of the Supervisory Board from 13 June 2008.
Robert Czapla	Member of the Supervisory Board to 7 February 2008.
Marek Drac-Tatoń	Member of the Supervisory Board to 7 February 2008.
Zbigniew Macioszek	Member of the Supervisory Board to 7 February 2008.
Agata Mikołajczyk	Member of the Supervisory Board to 7 February 2008.
Janusz Zieliński	Member of the Supervisory Board from 6 July 2007.
Grzegorz Borowiec	Member of the Supervisory Board from 7 February 2008.
Krzysztof Kołach	Member of the Supervisory Board from 7 February 2008.
Piotr Wielowieyski	Member of the Supervisory Board from 7 February 2008.
Grzegorz Michniewicz	Member of the Supervisory Board from 6 June 2008.
Jarosław Roclawski	Member of the Supervisory Board from 13 June 2008.

7.7 Number of PKN ORLEN S.A. shares and shares in other ORLEN Group companies held by the persons fulfilling management or supervisory functions in PKN ORLEN S.A.

As at 30 June 2008, Grzegorz Borowiec, Member of the Supervisory Board, held 100 shares in PKN ORLEN S.A.
As at 30 June 2008, Janusz Zieliński, Member of the Supervisory Board, held 407 shares in PKN ORLEN S.A.

7.8 Shareholding of PKN ORLEN S.A.

The shareholding structure of PKN ORLEN S.A. as at 30 June 2008.

	Number of shares	Number of votes	Nominal value of shares (in PLN)	Share held in the share capital
Nafta Polska S.A.	74,076,299	74,076 299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
Other	309,998,865	309,998,865	387,498,581	72.48%
Total	427,709,061	427,709,061	534,636,326	100.00%

We are not aware of any agreements or contracts that could in the future affect the proportions of shares held by the existing shareholders and bondholders.

Management Board Report

on the Operations of the Polski Koncern Naftowy ORLEN Spółka Akcyjna Capital Group

for the I half of 2008

is submitted by the Management Board composed of:

....
Dariusz Krawiec
President of the Board

....
Sławomir Jędrzejczyk
Vice-President of the Board

....
Wojciech Kotlarek
Member of the Board

....
Krystian Pater
Member of the Board

....
Marek Serafin
Member of the Board

Płock, 23 September 2008

Regulatory Announcement

Go to market news section

Company	Polski Koncern Nft.
TIDM	POKD
Headline	Interim Results 2008-unconsolidated
Released	07:13 25-Sep-08
Number	2733E07

RNS Number : 2733E
Polski Koncern Naftowy Orlen S.A.
25 September 2008

Polski Koncern Naftowy ORLEN S.A. has announced its unconsolidated results for the first half 2008. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2733E_-2008-9-25.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

This information is provided by RNS
The company news service from the London Stock Exchange

END

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KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE ABBREVIATED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2008 TO 30 JUNE 2008

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A., with its registered office in Płock, 7 Chemików Street, that consist of the balance sheet as at 30 June 2008, with total assets and total liabilities and shareholders' equity of PLN 35,713,244 thousand, the income statement for the period from 1 January 2008 to 30 June 2008 with a net profit of PLN 2,374,123 thousand, the statement of changes in equity for the period from 1 January 2008 to 30 June 2008 with an increase in equity of PLN 1,579,670 thousand, the statement of cash flows for the period from 1 January 2008 to 30 June 2008 with an increase in cash and cash equivalents amounting to PLN 161,847 thousand and abbreviated explanatory notes.

Management of PKN ORLEN S.A. is responsible for the preparation and presentation of these abbreviated interim unconsolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these abbreviated interim financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements* issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures.

A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion to the accompanying abbreviated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying abbreviated interim unconsolidated financial statements of PKN ORLEN S.A. are not prepared, in all material respects, in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

....
Certified Auditor no. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 23 September 2008

PKN ORLEN SA
SEC File
82-5036

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Unconsolidated abbreviated financial statements for the half year period ended 30 June 2008 together with an independent auditor's review report

POLSKI KONCERN NAFTOWY ORLEN S.A.
ABBREVIATED FINANCIAL STATEMENTS FOR THE I HALF OF 2008
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	I half of 2008	I half of 2007	I half of 2008	I half of 2007
Data in respect of abbreviated financial statements				
I. Total sales revenues	29 539 733	19 161 560	8 494 287	5 509 995
II. Profit from operations	1 586 926	1 093 937	456 328	314 567
III. Profit before tax	2 796 533	1 660 817	804 156	477 576
IV. Net profit	2 374 123	1 450 797	682 690	417 183
V. Net cash provided by operating activities	708 992	665 988	203 874	191 508
VI. Net cash used in investing activities	(649 393)	(632 742)	(186 738)	(181 948)
VII. Net cash provided by financing activities	102 248	100 350	29 402	28 856
VIII. Net change in cash and cash equivalents	161 847	133 596	46 540	38 416
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	5,55	3,39	1,60	0,98
	as of 30 June 2008	as of 31 December 2007	as of 30 June 2008	as of 31 December 2007
X. Non-current assets	20 143 111	19 958 199	6 005 340	5 950 211
XI. Current assets	15 570 133	12 011 508	4 641 981	3 581 035
XII. Total assets	35 713 244	31 969 707	10 647 321	9 531 246
XIII. Long-term liabilities	6 932 523	7 289 067	2 066 819	2 173 116
XIV. Short-term liabilities	9 367 469	6 847 058	2 792 758	2 041 339
XV. Equity	19 413 252	17 833 582	5 787 744	5 316 791
XVI. Share capital *	1 057 635	1 057 635	315 317	315 317
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	45,39	41,70	13,53	12,43

* Share capital after revaluation in accordance with IAS 29.

The above data for the I half year periods of 2008 and 2007 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 30 June 2008 – 3.3542 PLN / EUR;
- specific items of income statement and statement of cash flows – by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January- 30 June 2008) – 3.4776 PLN / EUR.

Introduction to abbreviated financial statements

1. Applied accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statements

Applied accounting principles

In the current period the Company did not introduce substantial changes in the accounting principles compared to the ones applied in 2007. Accounting principles applied by the Company in the period covered by these financial statements were presented in the published unconsolidated financial statements for 2007.

Format and basis for preparation of abbreviated financial statements

The format, basis and scope of the abbreviated financial statements were specified by the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities in paragraph § 87.4-5 and by IAS 34 "Interim financial reporting".

According to the above quoted regulation, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the abbreviated financial statements are included in the consolidated half year report, together with the auditor's review report concerning the abbreviated financial statements, comprising: balance sheet, income statement, statement of changes in equity, cash flow statement and abbreviated explanatory notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

(all amounts in PLN thousand)

	Note	30 June 2008 (unaudited)	31 December 2007
ASSETS			
Non-current assets			
Property, plant and equipment	1	8 628 323	8 472 139
Intangible assets	2	59 542	58 592
Long-term financial assets		32 258	32 796
Shares in related entities		11 273 078	11 252 587
Loans granted		49 014	47 000
Perpetual usufruct of land		84 635	78 659
Other non-current assets	3	16 261	16 426
Total non-current assets		**20 143 111**	**19 958 199**
Current assets			
Inventory	4	7 592 674	6 753 486
Trade and other receivables	5	7 287 439	4 746 410
Income tax receivable		992	76 575
Short-term financial assets	6	287 998	199 798
Loans granted		3 163	5 461
Short-term prepayments	7	54 855	57 486
Cash and cash equivalents	8	327 925	166 142
Non-current assets clasiffied as held for sale		15 087	6 150
Total current assets		**15 570 133**	**12 011 508**
Total assets		**35 713 244**	**31 969 707**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital		534 636	534 636
Share capital revaluation adjustment		522 999	522 999
Share capital*		**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		**(13 981)**	**87 584**
Retained earnings:		**17 142 345**	**15 461 110**
incl. net profit		2 374 123	2 759 859
Total equity		**19 413 252**	**17 833 582**
Long-term liabilities			
Interest-bearing loans and borrowings		6 070 692	6 500 200
Provisions	9	451 382	453 971
Deferred tax liabilities		367 631	295 350
Other long-term liabilities	10	42 818	39 546
Total long-term liabilities		**6 932 523**	**7 289 067**
Short-term liabilities			
Trade and other liabilities and accrued expenses	11	7 827 068	5 788 892
Provisions	9	584 847	596 254
Income tax liabilities		90 480	-
Interest-bearing loans and borrowings		738 230	440 262
Deferred income		950	985
Other short-term financial liabilities	12	125 894	20 665
Total short-term liabilities		**9 367 469**	**6 847 058**
Total liabilities and shareholders' equity		**35 713 244**	**31 969 707**

* share capital after revaluation in accordance with IAS 29

(all amounts in PLN thousand)

	Note	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Operating activities			
Net sale revenues			
Sales of finished goods		21 844 153	16 525 616
Excise tax and other charges		(6 315 515)	(5 351 010)
Revenues from sale of finished goods, net		15 528 638	11 174 606
Sales of merchandise and raw materials		14 601 052	8 741 970
Excise tax and other charges		(589 957)	(755 016)
Revenues from sale of merchandise and raw materials, net		14 011 095	7 986 954
Total sales revenues		**29 539 733**	**19 161 560**
Cost of finished goods sold		(13 275 525)	(9 326 332)
Cost of merchandise and raw materials sold		(13 682 399)	(7 634 325)
Cost of finished goods, merchandise and raw materials sold	14	(26 957 924)	(16 960 657)
Gross profit on sales		**2 581 809**	**2 200 903**
Distribution expenses		(797 235)	(752 108)
General and administrative expenses		(249 263)	(297 586)
Other operating revenues		175 917	75 919
Other operating expenses		(124 302)	(133 191)
Profit from operations		**1 586 926**	**1 093 937**
Financial revenues *		1 464 399	768 183
Financial expenses		(254 792)	(201 303)
Net financial revenues and expenses	15	**1 209 607**	**566 880**
Profit before tax		**2 796 533**	**1 660 817**
Corporate income tax	16	(422 410)	(210 020)
Net profit		**2 374 123**	**1 450 797**
Basic and diluted earnings per share (per share in Polish Zloty) **		**5,55**	**3,39**

* Financial revenues contain dividends of PLN 637,618 thousand in the period of 6 months ended 30 June 2008 and dividends in the amount of PLN 594,134 thousand in the period of 6 months ended 30 June 2007, including dividend from Polkomtel S.A. in the amount of PLN 182,860 thousand and dividend from Unipetrol a.s. in the amount of PLN 281,246 thousand in the period of 6 months ended 30 June 2008 and dividend from Polkomtel S.A. in the amount of PLN 202,316 thousand in the period of 6 months ended 30 June 2007.

** in the period of 6 months ended 30 June 2008 and 30 June 2007 no additional issue of shares took place

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED ABBREVIATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Note	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Cash flows - operating activities			
Net profit		**2 374 123**	**1 450 797**
Adjustments for:			
Depreciation		458 428	438 830
(Profit) from exchange rate differences, net		(407 146)	(116 230)
Interest and dividend, net*		(466 491)	(425 580)
Loss on investing activities		8 084	39 178
(Increase) in receivables	17	(2 062 329)	(1 140 490)
(Increase) in inventories		(839 188)	(819 593)
Increase in liabilities and accrued expenses	17	1 513 845	1 129 978
(Decrease) in provisions	17	9 828	(28 384)
Income tax expense		422 410	210 020
Income tax paid		(184 065)	(96 199)
Other adjustments	17	(118 507)	23 661
Net cash provided by operating activities		**708 992**	**665 988**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(763 554)	(498 323)
Proceeds from the sale of property, plant and equipment		16 913	7 477
Proceeds from the sale/liquidation of related parties**		11 848	-
Acquisition of shares ***		(65)	(485 509)
Interest and dividends received		148 424	369 133
Loans granted to subsidiaries		(2 084)	(47 000)
Proceeds from repayment of loans granted to subsidiaries		3 016	338
Proceeds from the acquisition of liabilities of the Unipetrol a.s. Group		-	36 951
Expenditures due to additional payments to subsidiaries' equity		(57 363)	-
Other		(6 548)	(15 809)
Net cash used in investing activities		**(649 393)**	**(632 742)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		1 717 579	1 261 729
Debt securitities issued		1 103 756	750 000
Repayment of long and short-term borrowings and loans		(1 532 107)	(1 772 070)
Repurchase of debt securities		(1 016 205)	-
Interest paid		(170 111)	(139 309)
Payments due to finance lease liabilities		(664)	-
Net cash provided by financing activities		**102 248**	**100 350**
Net change in cash and cash equivalents		**161 847**	**133 596**
Effect of exchange rate changes		(64)	(557)
Cash and cash equivalents, beginning of the period		**166 142**	**307 315**
Cash and cash equivalents, end of the period	8	**327 925**	**440 354**

* *Interest and dividend, net contain dividends in the amount of PLN 637,618 thousand in the period of 6 months ended 30 June 2008 and dividends in* the amount of PLN 594,134 thousand in the period of 6 months ended 30 June 2007, including dividend from Polkomtel S.A. in the amount of PLN 182,860 thousand and dividend from Unipetrol a.s. in the amount of PLN 281,246 thousand in the period of 6 months ended 30 June 2008 and dividend from Polkomtel S.A. in the amount of PLN 202,316 thousand in the period of 6 months ended 30 June 2007.

** including proceeds from liquidation of Etylobenzen Płock Sp. z o.o. in the amount of PLN 11,648 thousand

*** including in the period of 6 months ended 30 June 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 472,310 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2008	**2 284 888**	**87 584**	**15 461 110**	**17 833 582**
Profit (loss) due to valuation of hedging instruments (incl. deferred tax)	-	(31 891)	-	(31 891)
Net revenues/(expenses) recognized directly in equity	**-**	**(31 891)**	**-**	**(31 891)**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(69 674)	-	(69 674)
Net profit		**-**	**2 374 123**	**2 374 123**
Total revenues/(expenses) for the period	**-**	**(101 565)**	**2 374 123**	**2 272 558**
Dividends	-	-	(692 888)	(692 888)
30 June 2008 (unaudited)	**2 284 888**	**(13 981)**	**17 142 345**	**19 413 252**

	Share capital and share premium	Hedging reserve	Retained earnings	Total equity
1 January 2007	**2 284 888**	**23 447**	**12 701 251**	**15 009 586**
Profit (loss) i due to valuation of hedging instruments (incl. deferred tax)	-	53 159	-	53 159
Net revenues/(expenses) recognized directly in equity	**-**	**53 159**	**-**	**53 159**
Transfer of valuation of hedging instruments from equity to current period profit (loss) due to settlement (incl. deferred tax)	-	(16 050)	-	(16 050)
Net profit	**-**	**-**	**1 450 797**	**1 450 797**
Total revenues/(expenses) for the period	**-**	**37 109**	**1 450 797**	**1 487 906**
30 June 2007 (unaudited)	**2 284 888**	**60 556**	**14 152 048**	**16 497 492**

(all amounts in PLN thousand)

1. Property, plant and equipment

	30 June 2008 (unaudited)	31 December 2007
Land	263 244	252 881
Buildings and constructions	4 860 194	4 841 989
Machinery and equipment	2 271 911	2 431 398
Vehicles and other	195 850	213 344
Construction in progress	1 037 124	732 527
Total	**8 628 323**	**8 472 139**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross value						
1 January 2008	252 881	6 991 515	6 098 997	456 850	771 817	14 572 060
Increase	-	2 460	216	601	635 542	638 819
Reclassification *	10 383	204 509	85 572	11 081	(329 473)	(17 928)
Decrease	(20)	(18 120)	(33 145)	(2 665)	(1 700)	(55 650)
30 June 2008	**263 244**	**7 180 364**	**6 151 640**	**465 867**	**1 076 186**	**15 137 301**
1 January 2007	239 516	6 453 240	5 808 588	447 538	423 078	13 371 960
Increase	-	725	66	332	393 550	394 673
Reclassification **	9 134	114 666	52 510	7 970	(191 169)	(6 889)
Decrease	(942)	(17 309)	(18 694)	(17 094)	(6 882)	(60 921)
30 June 2007	**247 708**	**6 551 322**	**5 842 470**	**438 746**	**618 577**	**13 698 823**
Accumulated depreciation and impairment allowances						
1 January 2008	-	2 149 526	3 667 599	243 506	39 290	6 099 921
Depreciation	-	176 010	243 826	28 199	-	448 035
Other increases	-	47	181	12	-	240
Impairment allowances	-	6 826	358	505	(228)	7 461
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(12 239)	(32 235)	(2 205)	-	(46 679)
30 June 2008	-	**2 320 170**	**3 879 729**	**270 017**	**39 062**	**6 508 978**
1 January 2007	-	1 858 762	3 243 983	229 882	38 217	5 370 844
Depreciation	-	169 689	234 426	27 275	-	431 390
Other increases	-	469	17	-	-	486
Impairment allowances	-	4 473	1 200	(49)	830	6 454
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(10 903)	(16 403)	(9 235)	-	(36 541)
30 June 2007	-	**2 022 490**	**3 463 223**	**247 873**	**39 047**	**5 772 633**
Net book value						
1 January 2008	**252 881**	**4 841 989**	**2 431 398**	**213 344**	**732 527**	**8 472 139**
30 June 2008	**263 244**	**4 860 194**	**2 271 911**	**195 850**	**1 037 124**	**8 628 323**
1 January 2007	**239 516**	**4 594 478**	**2 564 605**	**217 656**	**384 861**	**8 001 116**
30 June 2007	**247 708**	**4 528 832**	**2 379 247**	**190 873**	**579 530**	**7 926 190**

* transfers from construction in progress to specific groups of property, plant and equipment of PLN 311,545 thousand, intangible assets of PLN 11,706 thousand and perpetual usufruct of land of PLN 6,222 thousand
** transfers from construction in progress to specific groups of property, plant and equipment of PLN 184,280 thousand, intangible assets of PLN 4,427 thousand and perpetual usufruct of land of PLN 2,462 thousand

(all amounts in PLN thousand)

2. Intangible assets

	30 June 2008 (unaudited)	31 December 2007
Acquired licenses, patents and similar intangible assets	57 718	55 757
Other	1 824	2 835
Total	**59 542**	**58 592**

The changes of intangible assets were as follows:

	Acquired licenses, patents and similar intangible assets	Other	Total
Gross value			
1 January 2008	232 482	12 018	244 500
Acquisition	131	-	131
Other increases	4	-	4
Reclassification *	11 706	-	11 706
Decrease	(427)	(6 164)	(6 591)
30 June 2008	**243 896**	**5 854**	**249 750**
1 January 2007	201 466	8 983	210 449
Acquisition	26	1	27
Reclassification *	4 427	-	4 427
Decrease	(180)	(5 246)	(5 426)
30 June 2007	**205 739**	**3 738**	**209 477**
Accumulated depreciation and impairment allowances			
1 January 2008	176 725	9 183	185 908
Depreciation	9 876	-	9 876
Other increases	4	1 011	1 015
Impairment allowances	(1)	-	(1)
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(426)	(6 164)	(6 590)
30 June 2008	**186 178**	**4 030**	**190 208**
1 January 2007	159 255	8 388	167 643
Depreciation	6 967	-	6 967
Other increases	-	596	596
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(179)	(5 246)	(5 425)
30 June 2007	**166 043**	**3 738**	**169 781**
Net book value			
1 January 2008	**55 757**	**2 835**	**58 592**
30 June 2008	**57 718**	**1 824**	**59 542**
1 January 2007	**42 211**	**595**	**42 806**
30 June 2007	**39 696**	**-**	**39 696**

* transfers from construction in progress

(all amounts in PLN thousand)

3. Other non-current assets

	30 June 2008 (unaudited)	31 December 2007
Receivables from additional payments to subsidiaries' equity	15 858	15 858
Other	403	568
Total	**16 261**	**16 426**

4. Inventory

	30 June 2008 (unaudited)	31 December 2007
Raw materials	4 718 109	4 102 712
Work in progress	459 896	498 529
Finished goods	2 179 736	1 906 997
Merchandise	234 933	245 248
Total	**7 592 674**	**6 753 486**

5. Trade and other receivables

	30 June 2008 (unaudited)	31 December 2007
Trade receivables	6 282 053	4 265 822
Dividend receivables	492 516	-
Prepayments for property, plant and equipment	385 195	398 910
Excise tax and fuel charge receivables	186 425	185 353
Taxation, duty and social security receivables	89 371	98 231
Prepayments for delieveries	33 662	4 791
Receivables from sale of property, plant and equipment	83	197
Other receivables	91 717	66 096
Total trade and other receivables, gross	**7 561 022**	**5 019 400**
Receivables allowances	(273 583)	(272 990)
Total trade and other receivables, net	**7 287 439**	**4 746 410**

Trade and other receivables allowances

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Receivables allowances, beginning of the period	272 990	255 573
Allowance made during the period	56 553	45 804
Allowance reversed during the period	(50 902)	(32 542)
Allowance used during the period	(5 058)	(7 246)
Receivables allowances, end of the period	**273 583**	**261 589**

(all amounts in PLN thousand)

6. Short-term financial assets

	30 June 2008 (unaudited)	31 December 2007
Financial instruments at fair value through profit and loss	153 972	80 833
Derivatives recognized in financial assets designated as hegding instruments - hedge accounting	109 021	82 335
Receivables due to purchased bonds	25 005	25 004
Available for sale	-	11 626
Total	**287 998**	**199 798**

7. Short-term prepayments

	30 June 2008 (unaudited)	31 December 2007
Leases	16 264	15 608
Insurances	11 986	27 299
Payments due to perpetual usufruct of land	11 050	-
Commissions and financial charges	6 709	7 826
Other	8 846	6 753
Total	**54 855**	**57 486**

8. Cash and cash equivalents

	30 June 2008 (unaudited)	31 December 2007
Cash on hand and in bank	253 970	142 151
Cash in transit	73 955	23 991
Total	**327 925**	**166 142**

(all amounts in PLN thousand)

9. Provisions

Long-term provisions

	30 June 2008 (unaudited)	31 December 2007
Environmental provision	274 504	275 000
Jubilee and retirement benefits provision	104 932	104 932
Business risk provision	3 800	3 800
Shield programmes provision	55 743	58 022
Other provisions	12 403	12 217
Total	**451 382**	**453 971**

Short-term provisions

	30 June 2008 (unaudited)	31 December 2007
Environmental provision	36 793	46 388
Jubilee and retirement benefits provision	13 783	13 783
Business risk provision	437 294	421 449
Shield programmes provision	40 171	52 348
Other provisions	56 806	62 286
Total	**584 847**	**596 254**

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2008	275 000	104 932	3 800	58 022	12 217	453 971
Provision made during the period	-	-	-	-	200	200
Provision used during the period	(225)	-	-	-	-	(225)
Provision reversed during the period	(271)	-	-	(2 279)*	(14)	(2 564)
30 June 2008	**274 504**	**104 932**	**3 800**	**55 743**	**12 403**	**451 382**

* incl. PLN 1,247 thousand of shield programmes provision reclassified from long to short-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	252 177	101 992	3 800	99 428	18 340	475 737
Provision made during the period	-	-	-	-	-	-
Provision used during the period	-	-	-	-	-	-
Provision reversed during the period	(586)	-	-	-	(6 351)	(6 937)
30 June 2007	**251 591**	**101 992**	**3 800**	**99 428**	**11 989**	**468 800**

(all amounts in PLN thousand)

Change in short-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2008	46 388	13 783	421 449	52 348	62 286	596 254
Provision made during the period	-	2 461	16 548	1 247 *	10 340	30 596
Provision used during the period	(9 595)	(2 461)	(500)	(13 424)	(10 383)	(36 363)
Provision reversed during the period	-	-	(203)	-	(5 437)	(5 640)
30 June 2008	**36 793**	**13 783**	**437 294**	**40 171**	**56 806**	**584 847**

* incl. PLN 1,247 thousand of shield programmes provision reclassified from long to short-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	91 400	14 241	415 380	24 492	59 299	604 812
Provision made during the period	-	3 183	12 902	-	6 621	22 706
Provision used during the period	(8 633)	(3 183)	-	(2 629)	(11 479)	(25 924)
Provision reversed during the period	-	-	(3 325)	(6 200)	-	(9 525)
30 June 2007	**82 767**	**14 241**	**424 957**	**15 663**	**54 441**	**592 069**

Long-term and short-term provisions, total

30 June 2008	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	274 504	104 932	3 800	55 743	12 403	451 382
Short-term provisions	36 793	13 783	437 294	40 171	56 806	584 847
Total provisions	**311 297**	**118 715**	**441 094**	**95 914**	**69 209**	**1 036 229**

30 June 2007	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	251 591	101 992	3 800	99 428	11 989	468 800
Short-term provisions	82 767	14 241	424 957	15 663	54 441	592 069
Total provisions	**334 358**	**116 233**	**428 757**	**115 091**	**66 430**	**1 060 869**

(all amounts in PLN thousand)

10. Other long-term liabilities

	30 June 2008 (unaudited)	31 December 2007
Long-term lease liabilities	41 980	39 546
Other	838	-
Total	**42 818**	**39 546**

11. Trade and other liabilities and accrued expenses

	30 June 2008 (unaudited)	31 December 2007
Trade liabilities	5 372 709	4 105 822
Excise tax and fuel charge liabilities	877 316	754 409
Dividend liabilities	692 888	-
Other taxation, duty and social security liabilities	453 800	238 203
Liabilities due to acquisition of property, plant and equipment	342 716	483 645
Loyalty programme VITAY	31 218	35 000
Holiday pay accrual	17 617	14 286
Accrued expenses and other liabilities	38 804	157 527
Total	**7 827 068**	**5 788 892**

12. Other short – term financial liabilities

	30 June 2008 (unaudited)	31 December 2007
Financial liabilities at fair value through profit and loss	-	17 850
Liabilities due to derivatives recognized as hegding instruments - hedge accounting	125 894	2 815
Total	**125 894**	**20 665**

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO UNCONSOLIDATED ABBREVIATED FINANCIAL STATEMENTS
FOR THE I HALF OF 2008
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

13. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Other operations		Adjustments		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Sales to external customers	26 985 447	16 669 672	2 273 688	2 200 183	184 467	263 361			29 443 602	19 133 216
Transactions with other segments	3 525 119	2 921 007	1 693 825	1 378 552	526 001	414 307	(5 744 945)	(4 713 866)	-	-
Settlement of hedging transactions	22 773	11 607	73 358	16 737					96 131	28 344
Total sales revenues	30 533 339	19 602 286	4 040 871	3 595 472	710 468	677 668	(5 744 945)	(4 713 866)	29 539 733	19 161 560
Total operating expenses	(29 124 690)	(18 492 808)	(3 815 819)	(3 330 195)	(590 536)	(630 260)	5 744 945	4 713 866	(27 786 100)	(17 739 397)
Other operating revenues	61 918	52 401	1 750	961	25 308	8 014			88 976	61 376
Other operating expenses	(85 265)	(86 838)	(3 798)	(4 342)	(14 291)	(16 576)			(103 354)	(107 756)
Segment result	1 385 302	1 075 041	223 004	261 896	130 949	38 846	-	-	1 739 255	1 375 783
Unallocated revenues of the Company									86 941	14 543
Unallocated costs of the Company									(239 270)	(296 389)
Profit from operations									1 586 926	1 093 937
Financial revenues									1 464 399	768 183
Financial expenses									(254 792)	(201 303)
Profit before tax									2 796 533	1 660 817
Income tax expense									(422 410)	(210 020)
Net profit									2 374 123	1 450 797

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Other operations		Total	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007
Segment assets	18 344 029	15 401 095	2 271 561	2 229 262	2 333 971	2 246 465	22 949 561	19 876 822
Unallocated assets, incl.:							12 763 683	12 092 885
classified as held for sale							15 087	6 150
Total assets							35 713 244	31 969 707
Segment liabilities	6 253 639	5 225 978	326 117	410 328	357 277	329 697	6 937 033	5 966 003
Unallocated liabilities							9 362 959	8 170 122
Total liabilities							16 299 992	14 136 125

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Cost incurred to acquire property, plant and equipment and intangible assets	321 192	265 015	210 726	32 535	76 477	53 939	608 395	351 489
Unallocated cost incurred to acquire property, plant and equipment and intangible assets							27 873	42 393
Total cost incurred to acquire property, plant and equipment and intangible assets							636 268	393 882
Segment depreciation	264 601	245 407	107 193	112 040	66 529	66 806	438 323	424 253
Depreciation of unallocated assets							20 105	14 577
Total depreciation							458 428	438 830
Non-cash expenses other than depreciation	68 129	51 866	1 503	2 519	12 826	10 182	82 458	64 567

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for 6 months ended		for 6 months ended		for 6 months ended		for 6 months ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Additions of impairment allowances	(63 226)	(43 042)	(1 391)	(2 518)	(9 388)	(7 544)	(74 005)	(53 104)
Unallocated allowances							(431)	(2 874)
Total additions of impairment allowances							(74 436)	(55 978)
Reversal of impairment allowances of assets	48 666	33 511	1 189	655	9 481	5 859	59 336	40 025
Unallocated value of reversal of impairment allowances							75	1 550
Total reversal of impairment allowances of assets							59 411	41 575

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the refining segment concerned primarily impairment of petrol stations due to potential risk of unachieved expected economic benefits. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Cash flow statement by business segments

	Refining Segment	Petrochemical Segment	Other operations	Unallocated	Total
	for 6 months ended	for 6 months ended	for 6 months ended	for 6 months ended	for 6 months ended
	30 June 2008	30 June 2008	30 June 2008	30 June 2008	30 June 2008
Segment result	1 385 302	223 004	130 949	634 868	2 374 123
Adjustments	(1 505 849)	16 298	82 728	(258 308)	(1 665 131)
Net cash provided by/(used in) operating activities	(120 547)	239 302	213 677	376 560	708 992
Cash flows - investing activities					
Proceeds	931	571	18 167	161 883	181 552
Expenditures	(456 026)	(255 657)	(119 250)	(12)	(830 945)
Net cash (used in) investing activities	(455 095)	(255 086)	(101 083)	161 871	(649 393)
Net cash provided by / (used in) financing activities				102 248	102 248
Net change in cash and cash equivalents	(575 642)	(15 784)	112 594	640 679	161 847
Effect of exchange rate changes				(64)	(64)
Cash and cash equivalents, beginning of the period				166 142	166 142
Cash and cash equivalents, end of the period				327 925	327 925

(all amounts in PLN thousand)

Geographical segments

The below table presents the Company's sales revenues by geographical area for the first half of 2008 and for the first half of 2007.

	Sales revenues by geographical area	
	for 6 months ended	
	30 June 2008	30 June 2007
Poland	17 567 994	12 679 346
- revenues from operating actvities	17 479 018	12 617 970
- other operating revenues	88 976	61 376
Germany	298 475	277 253
- revenues from operating actvities	298 475	277 253
- other operating revenues	-	-
Czech Republic	3 583 434	2 934 288
- revenues from operating actvities	3 583 434	2 934 288
- other operating revenues	-	-
Baltic states (Lithuania, Latvia and Estonia)	7 664 435	2 877 468
- revenues from operating actvities	7 664 435	2 877 468
- other operating revenues	-	-
Other countries	514 371	454 581
Unallocated revenues of the Company	86 941	14 543
Total sales revenues by geographical area	29 715 650	19 237 479

(all amounts in PLN thousand)

14. Cost by kind

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Materials and energy	(12 898 420)	(8 876 111)
Cost of merchandise and materials sold	(13 682 399)	(7 634 325)
External services *	(831 639)	(825 390)
Payroll, social security and other employee benefits	(329 629)	(316 636)
Depreciation	(458 428)	(438 830)
Taxes and charges	(146 133)	(123 697)
Other **	(166 565)	(162 758)
Total	**(28 513 213)**	**(18 377 747)**
Change in inventory position	(322 450)	(208 305)
Cost of products and services for own use	(62 039)	(25 900)
Operating cost	**(28 128 724)**	**(18 143 542)**
Distribution expenses	(797 235)	(752 108)
General and administrative expenses	(249 263)	(297 586)
Other operating expenses	(124 302)	(133 191)
Cost of finished goods, merchandise and raw materials sold	**(26 957 924)**	**(16 960 657)**

* including PLN (6,201) thousand in the first half of 2008 and PLN (5,429) thousand in the first half of 2007 of research and development cost
** including other operating expenses

15. Financial revenues and expenses

Financial revenues

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Dividends received	637 618	594 134
Positive foreign exchange surplus	620 573	129 430
Settlement and valuation of financial instruments	151 895	14 626
Interest income	49 692	18 968
Other	4 621	11 025
Total	**1 464 399**	**768 183**

(all amounts in PLN thousand)

Financial expenses

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Interest expense	(173 646)	(170 134)
Settlement and valuation of financial instruments	(71 452)	(22 754)
Other	(9 694)	(8 415)
Total	**(254 792)**	**(201 303)**

16. Income tax expense

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Current tax	(326 305)	(185 308)
Deferred tax	(96 105)	(24 712)
Total	**(422 410)**	**(210 020)**

17. Explanation of differences between changes in the selected balance sheet captions and changes presented in the statement of cash flows

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in other non-current assets and trade and other receivables	(2 540 865)	(1 326 721)
Change in dividend receivables	492 516	226 219
Change in acquired receivables from Unipetrol a.s. Group entities	-	(37 536)
Other	(13 980)	(2 452)
Change in receivables in the statement of cash flows	**(2 062 329)**	**(1 140 490)**

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	2 041 447	1 027 004
Change in dividend liabilities	(692 888)	-
Change in investment liabilities	140 929	105 809
Change in additional payments to subsidiaries' equity	28 000	-
Other	(3 643)	(2 835)
Change in liabilities and accrued expenses in the statement of cash flows	**1 513 845**	**1 129 978**

(all amounts in PLN thousand)

	for 6 months ended 30 June 2008 (unaudited)	for 6 months ended 30 June 2007 (unaudited)
Balance sheet change in provisions	(13 996)	(19 680)
Change in deferred tax liabilitites charged to equity	23 824	(8 704)
Change in provisions in the statement of cash flows	**9 828**	**(28 384)**

"Other adjustments" in the unconsolidated statement of cash flows

"Other adjustments" presented in the statement of cash flows in operating activities for the I half of 2008 amounted to PLN (118,507) thousand and consisted of the following:

Change in receivables/liabilities related to financial instruments	(119 985)
Other	1 478
Total	(118 507)

18. Differences between data disclosed in the financial statements and preciously prepared and issued financial statements

1. Adjustment measurement of hedging instruments

	Data disclosed in unconsolidated financial statements for 2 quarters 2008	Adjustment of measurements of hedging instruments	Data disclosed In unconsolidated financial statements for the I half of 2008
Financial revenues	1 437 748	26 651	1 464 399
Financial expenses	(317 755)	62 963	(254 792)
Income tax	(405 383)	(17 027)	(422 410)
Hedging reserve	58 606	72 587	(13 981)

19. Signatures of the Management Board Members

These unconsolidated abbreviated financial statements were authorized by the Management Board of the Company in its seats on 23 September 2008.

....
Dariusz Krawiec
President of the Board

....
Sławomir Jędrzejczyk
Vice-President of the Board

....
Wojciech Kotlarek
Member of the Board

....
Krystian Pater
Member of the Board

....
Marek Serafin
Member of the Board

Płock, 23 September 2008

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Ksiegowosc bought PKN ORLEN bonds
Released	15:59 29-Sep-08
Number	5924E15

RNS Number : 5924E
Polski Koncern Naftowy Orlen S.A.
29 September 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 83/2008 dated 29 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 September 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. ("ORLEN Ksiegowosc"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN065031108; value of the bond issue PLN 10 000 000 composed of 100 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 29 September 2008
- Redemption date: 3 November 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 384.50.

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino bought PKN ORLEN bonds
Released	15:58 29-Sep-08
Number	5928E15

RNS Number : 5928E
Polski Koncern Naftowy Orlen S.A.
29 September 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 84/2008 dated 29 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 September 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN066291008; value of the bond issue PLN 15 000 000 composed of 150 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 29 September 2008
- Redemption date: 29 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 473.60.

PKN ORLEN owns 70,54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

PKN ORLEN SA
SEC File
82-5036

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:59 29-Sep-08
Number	5931E15

RNS Number : 5931E
Polski Koncern Naftowy Orlen S.A.
29 September 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 85/2008 dated 29 September 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 29 September 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN067101008; value of the bond issue EUR 40 000 000 (i.e. PLN 135 796 000 based on EUR/PLN average exchange rate as of 29 September 2008, stated by National Bank of Poland), composed of 1 600 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 84 872.50 based on EUR/PLN average exchange rate as of 29 September 2008, stated by National Bank of Poland).
- Date of issue: 29 September 2008
- Redemption date: 10 October 2008

PKN ORLEN SA
SEC File
82-5036

- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 963.30 (i.e. PLN 84 747.91 based on EUR/PLN average exchange rate as of 29 September 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Agreement between MN, GT Trading and TRAFIGURA
Released	15:55 02-Oct-08
Number	9787E15

RNS Number : 9787E
Polski Koncern Naftowy Orlen S.A.
02 October 2008

Agreement between AB Mazeikiu Nafta, GT Trading OY and TRAFIGURA BEHEER B.V. Amsterdam
Regulatory announcement no 86/2008 dated 2 October 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 02 October 2008 the agreement ("Agreement") between AB Mazeikiu Nafta, GT Trading OY, headquartered in Espoo, Finland ("GT Trading OY") and TRAFIGURA BEHEER B.V. Amsterdam, Branch Office Lucerne, Switzerland ("TRAFIGURA BEHEER B.V. Amsterdam") has come into force.

According to the terms of the Agreement TRAFIGURA BEHEER B.V. Amsterdam becomes a party of agreement, instead of GT Trading OY with the same trading conditions as the agreements for sales of gasoline and diesel signed on 31 January 2008. These agreements were announced by PKN ORLEN in regulatory announcement no 6/2008 dated 31 January 2008. At the same time the agreements for sales of gasoline and diesel, signed by AB Mazeikiu Nafta and GT Trading OY are terminated. TRAFIGURA BEHEER B.V. Amsterdam takes over GT Trading OY's liabilities to AB Mazeikiu Nafta resulting from these agreements. The Agreement applies from 2 October till 31 December 2008. The value of the Agreement including the value of gasoline and diesel remaining for sale by AB Mazeikiu Nafta to TRAFIGURA BEHEER B.V. Amsterdam in 2008 amounts to approximately USD 500 million (i.e. PLN 1 223,5 million based on the average USD/PLN exchange rate as of 2 October 2008, stated by National Bank of Poland).

TRAFIGURA BEEHER B.V. owns 35% shares of the registered capital of GT Trading OY. The change of parties to the agreements for sales of gasoline and diesel resulting from signing the Agreement, have a technical nature and result from restructuring changes in TRAFIGURA BEHEER B.V. Amsterdam

Capital Group.

AB Mazeikiu Nafta will not incur any financial consequences as a result of the termination of the agreements for sales of gasoline and diesel.

PKN ORLEN owns 90% of the shares in AB Mazeikiu Nafta.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the above mentioned agreements for sales of gasoline and diesel constitute "significant agreements" due to the fact that their total value exceeds 10% of PKN ORLEN's equity.

See also: regulatory announcement no 6/2008 dated 31 January 2008.

This announcement has been prepared pursuant to par. 5 section 1 subsection 5 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:57 08-Oct-08
Number	4103F15

RNS Number : 4103F
Polski Koncern Naftowy Orlen S.A.
08 October 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 87/2008 dated 8 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby announces that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 October 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN068071108; value of the bond issue EUR 25 000 000 (i.e. PLN 87 307 500 based on EUR/PLN average exchange rate as of 8 October 2008, stated by National Bank of Poland), composed of 1 000 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 87 307.50 based on EUR/PLN average exchange rate as of 8 October 2008, stated by National Bank of Poland).
- Date of issue: 8 October 2008
- Redemption date: 7 November 2008

PKN ORLEN SA
SEC File
82-5036

-Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 893.77 (i.e.
PLN 86 936.51 based on EUR/PLN average exchange rate as of 8 October 2008, stated by National Bank of Poland).
PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:02 08-Oct-08
Number	4105F16

RNS Number : 4105F
Polski Koncern Naftowy Orlen S.A.
08 October 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 88/2008 dated 8 October 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 October 2008 PKN ORLEN issued short term bonds to its subsidiary, Zakłady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

The bonds are used for managing the working capital of PKN ORLEN Capital Group.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN069301008; value of the bond issue PLN 20 000 000 composed of 200 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 8 October 2008
- Redemption date: 30 October 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 606.80.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1

PKN ORLEN SA
SEC File
82-5036

subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

This information is provided by RNS
The company news service from the London Stock Exchange

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